  As filed with the Securities and Exchange Commission on April 22, 1999

                                                Registration No. 333-74683
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                Advanstar, Inc.
            (Exact name of registrant as specified in its charter)

        Delaware                     7389                 94-3243499
    (State or other      (Primary Standard Industrial  (I.R.S. Employer
    jurisdiction of       Classification Code Number)  Identification Number)
    incorporation or
     organization)
                               ---------------

                                Advanstar, Inc.
                              545 Boylston Street
                          Boston, Massachusetts 02116
                                (617) 267-6500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                               ROBERT L. KRAKOFF
               Chairman of the Board and Chief Executive Officer
                                Advanstar, Inc.
                              545 Boylston Street
                          Boston, Massachusetts 02116
                                (617) 267-6500
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                  Copies to:
       F. GEORGE DAVITT, ESQ.               JONATHAN A. SCHAFFZIN, ESQ.
   TESTA, HURWITZ & THIBEAULT, LLP            CAHILL GORDON & REINDEL
           125 High Street                         80 Pine Street
     Boston, Massachusetts 02110              New York, New York 10005
           (617) 248-7000                          (212) 701-3000
                                ---------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
                                ---------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
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
-------------------------------------------------------------------------------
                                                       Proposed maximum
                                                           aggregate           Amount of
 Title of each class of securities to be registered    offering price(1)   registration fee
-------------------------------------------------------------------------------------------
Common Stock, $.01 par value.......................     $265,650,000.00      $73,850.70(2)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes proceeds payable upon exercise of over-allotment options.

(2) Includes a fee of $55,600 previously paid in connection with the initial filing of this Registration Statement.
                                ---------------
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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

                                EXPLANATORY NOTE

      This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada and one to be used in connection with a concurrent offering outside of the United States and Canada. The two prospectuses are identical except for the front and back cover pages and the section entitled "Underwriting." Each of the alternate pages for the international Prospectus included herein is labeled "Alternate Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion, dated April 22, 1999

PROSPECTUS

                                     (LOGO)

                             14,000,000 Shares

                                Advanstar, Inc.

                                  Common Stock

                                  -----------

    This is Advanstar, Inc.'s initial public offering of common stock. Of the shares being offered, Advanstar, Inc. is selling 7,000,000 shares of common stock and certain of our stockholders are selling 7,000,000 shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The U.S. underwriters will offer 11,900,000 shares in the United States and Canada and the international managers will offer 2,100,000 shares outside the United States and Canada. The initial public offering price and the underwriting discount per share are identical for both offerings.

    We expect the public offering price to be between $12.50 and $16.50 per share. Currently, no public market exists for the shares. We will apply to list the common stock on the New York Stock Exchange under the symbol "ADS."

    Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 13 of this prospectus.

                                  -----------

                                                            Per Share Total
                                                            --------- -----
     Public Offering Price.................................     $       $

     Underwriting Discounts and Commissions................     $       $

     Net proceeds, before expenses, to Advanstar, Inc......     $       $
     Net proceeds to Selling Stockholders..................     $       $

    The U.S. underwriters may also purchase from the selling stockholders up to an additional 1,785,000 shares at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase from the selling stockholders up to an aggregate of an additional 315,000 shares.

                                  -----------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Merrill Lynch & Co. is acting as book-running lead manager for this offering. Merrill Lynch & Co. and Bear, Stearns & Co. Inc. are acting as joint lead managers. The shares of common stock will be ready for delivery in New
York, New York on or about       , 1999.

                                  -----------

Merrill Lynch & Co.                                     Bear, Stearns & Co. Inc.

                              Joint Lead Managers


                                  -----------

Lehman Brothers
                           Morgan Stanley Dean Witter
                                                            Salomon Smith Barney

                                  -----------
                   The date of this prospectus is     , 1999

                       [ARTWORK--INSIDE FRONT COVER]

      The names of events, publications and services used in this prospectus are trademarks, trade names and service marks of Advanstar, Inc., its subsidiaries or its joint ventures. Names of companies and associations used in this prospectus are trademarks or trade names of the respective organizations.

                               ----------------

      Market and industry data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. Where we state the market ranking of our trade shows, we have based that ranking on our internal analysis of net square feet of exhibition space (except where an outside source is specifically referenced). Where we state the market ranking of our publications, we have based that ranking on the number of advertising pages as determined by Inquiry Management Systems Ltd. or PERQ/HCI Research, a branch of VNU Business Information Services, Inc., each an independent third party (except where another source is specifically referenced). For these purposes, we have defined our markets narrowly as the niche of businesses or professionals at which a trade show or publication is exclusively or specifically targeted. Advanstar, Inc. has not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these internal surveys nor these definitions have been verified by any independent sources.

   Description of Graphics on Inside Front and Back Cover Pages of Prospectus

         Inside front cover

         The inside front cover depicts a collage of images consisting of front covers of our publications and photographs of professionals at work, with text placed across the top of the page, down the right side of the page and at the lower left corner of the page. The publications displayed most prominently in the collage are, from top to bottom: Automatic ID News, Premier, Post, Travel Agent, Pharmaceutical Technology, Video Store, Hotel and Motel Management and American Salon.

         The text on the top of this page is:  "The Advanstar Advantage."

         The text on the right side of this page is, from top to bottom:
"Integrating Marketing Initiatives," Building Brands," "Selling and Sales Support" and "Customer Retention".

         The text on the lower left of the page, and superimposed on the collage, is: "Trade Show," Publications," Marketing Services" and "Internet".

         Our logo is prominently displayed at the lower right corner of this page.

         Inside back cover

         The inside back cover depicts two columns. The first column, on the left side of the page, is comprised of four rectangular sections, one for each of our four main clusters. These four sections are in the following order, from top to bottom: Retail, Hospitality & Fashion, Information Technology & Communications, Healthcare, Science & Pharmaceuticals and Manufacturing & Processing. In each of these four sections is a collage comprising of the front covers of our publications in that cluster and the logos of our trade shows in that cluster.

         The second column has the following text at the top of the column:
"One Stop Shopping With ... ADVANSTAR". Underneath this text is a diagram depicting the products and services Advanstar provides with the following text printed across the top and bottom of the diagram: "Trade Shows," "Publications," "Marketing Services" and "Internet".

         Our logo is prominently displayed at the lower right corner of this page.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................  13
Forward-Looking Statements...............................................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Historical Consolidated Financial Data of Advanstar and the
 Predecessor.............................................................  25
Unaudited Pro Forma Combined Financial Information.......................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  33
Business.................................................................  47
Management...............................................................  65
Certain Relationships and Related Transactions...........................  73
Principal and Selling Stockholders.......................................  74
Description of Capital Stock.............................................  77
Description of Indebtedness..............................................  82
Shares Eligible for Future Sale..........................................  86
Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Common
 Stock...................................................................  88
Underwriting.............................................................  92
Legal Matters............................................................  96
Experts..................................................................  96
Additional Information...................................................  97
Index to Financial Statements............................................ F-1

      We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained in this prospectus. If they give you such information or make such representations, you must not rely upon them as having been authorized by us or the underwriters. This prospectus is not an offer to sell, or the solicitation of an offer to buy, any securities other than these registered securities. It is also not an offer to, or solicitation of, any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any offer or sale shall, under any circumstances, create any implication that we have had no change in our business since the date of this prospectus or that the information contained in this prospectus is correct as of anytime after the date of this prospectus.

                                    SUMMARY

      This summary contains basic information about the offerings but may not contain all the information that may be important to you. Except where the context otherwise requires, the terms "Advanstar," "the Company," "our company" and "we," as used in this prospectus, refer collectively to "Advanstar, Inc.," its direct and indirect subsidiaries and predecessors as a combined entity. In addition, the "Predecessor" refers to Advanstar prior to the acquisition of Advanstar on May 31, 1996. Unless otherwise indicated herein, the information in this prospectus assumes an initial public offering price of $14.50 per share of common stock, the mid-point of the range set forth on the cover page of this prospectus. The information in this prospectus reflects the two-for-one stock split effected as a stock dividend on April 21, 1999. You should read this entire prospectus, including the financial data and related notes, before making an investment decision. You should carefully consider the information set forth under "Risk Factors." In addition, we make forward-looking statements in the prospectus and these statements involve risks and uncertainties. Please see "Forward-Looking Statements."

                                  The Company

      We are a worldwide provider of integrated, business-to-business marketing communications solutions. We target industry sectors, principally through trade shows and conferences and through controlled circulation trade, business and professional magazines. We also provide a broad range of marketing services products, including classified advertising, direct mail services, reprints, database marketing, directories, guides and reference books.

      Since May 31, 1996, we have been controlled by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., or otherwise referred to collectively as Hellman & Friedman Capital Partners. Since Hellman & Friedman Capital Partners purchased Advanstar, we have completed 24 acquisitions and joint ventures. Our total revenue has increased from approximately $151.0 million in 1996 to $306.7 million in 1998 on a pro forma basis. As of March 31, 1999, our outstanding indebtedness would have equaled approximately $325.1 million after giving effect to our application of our estimated net proceeds of the offerings. We may not generate net income for the foreseeable future.

      Our pro forma EBITDA in 1998 approximated $72.8 million, after a $3.4 million non-cash charge for stock option compensation. In 1998, trade shows and conferences represented approximately 45.5% of our total pro forma revenue and approximately 54.1% of our total pro forma contribution or gross profit before general and administrative expenses and amortization. Publications accounted for approximately 49.2% of our total pro forma revenue and approximately 38.8% of our total pro forma contribution. Other revenue components, including direct mail and database products and services, generated approximately 5.3% of our total pro forma revenue and approximately 7.1% of our total pro forma contribution. The aggregate amount of our actual net losses for 1996, 1997 and 1998 added up to approximately $43.3 million. You should read the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      We serve a number of industry sectors in North America, Latin America, Europe, Asia and Australia. We market our broad range of products and services in certain niche markets of the following industry clusters in which we believe we have developed scale and expertise:

     .  Retail, Hospitality & Fashion,

     .  Healthcare, Science & Pharmaceuticals,

     .  Information Technology & Communications and

     .  Manufacturing & Processing.

      We believe our industry-focused cluster structure, rather than a product-focused approach, enables us to better serve our customers' business-to-business marketing communications needs. In addition, we believe our cluster structure allows us to cross-sell our products and services effectively and to capture a larger share of our customers' marketing budgets. In each of our niche markets, many of the same customers advertise in our publications, exhibit at our trade shows and use our marketing services to reach their buyers. We have rapidly expanded our trade show, conference and publication products within each cluster through new product introductions and strategic acquisitions. This expansion further enhances our competitive position in each cluster and maximizes our existing marketing and customer service infrastructure and industry expertise.

                             Products and Services

      Trade shows and conferences. In 1998, we held 107 events. An event is a stand-alone trade show or conference. We believe that most of our events are the largest in their respective national or regional markets. For example, in our Retail, Hospitality & Fashion cluster, we produce MAGIC, the world's largest trade show dedicated to the men's apparel industry; WWDMAGIC, the second largest women's apparel trade show in the United States; and MAGICKids, a children's apparel trade show. In addition, we produce Artexpo New York, the largest mid-market art show in the United States; IBS New York, the largest exhibition and educational event on the East Coast for the beauty salon market; and Dealernews International Powersports Dealer Expo, the largest motorcycle accessories aftermarket U.S. trade show. Our major trade shows and conferences in other clusters include Telexpo, the largest telecommunications trade show in Latin America, and Incoming Call Center Management Conference & Exhibition, the largest U.S. trade show and conference for the call center market.

      Publications. In 1998, we published 110 publications. Our largest magazines include Travel Agent, Video Store, Pharmaceutical Technology, Hotel & Motel MANAGEMENT and CADALYST. Travel Agent is the second largest non-computer U.S. trade magazine and the #1 trade periodical for the travel industry based on advertising revenue in 1997, according to the June 15, 1998 edition of Crain's Advertising Age. Of our 61 magazines and journals for which competitive data is available, we believe that over 70% rank either first or second in their respective markets.

      Marketing services. Within each industry-focused cluster, we offer our customers classified advertising, direct mail services, reprints, database marketing, directories, guides and reference books to support their business-to-business marketing communications programs. Our marketing services, particularly our direct mail services, reinforce our efforts to cross-sell our events and publications and further provides our customers "one-stop shopping" for their business-to-business marketing communications needs.

      Internet. We operate over 70 web sites which provide an interactive component to our core products. These web sites promote our trade shows, conferences and publications as well as our marketing services. Over 80% of our web sites either enable exhibitors and attendees to register on-line for our trade shows and conferences or permit prospective readers to subscribe on-line for our controlled circulation publications. In addition, many of our web sites provide attendees of our trade shows and conferences and readers of our publications the opportunity to receive additional product information through links to our customers' web sites.

      The following table summarizes our events, publications, marketing services and Internet services offered in 1998:

                                 Advanstar, Inc.

               ----------------------------------------------------

              Retail, Hospitality and Healthcare, Science and Information Technology Manufacturing and
                      Fashion             Pharmaceuticals       and Communications      Processing
     ----------------------------------------------------------------------------------------------------
Events           34 Trade Shows          6 Trade Shows          23 Trade Shows       13 Trade Shows
                  4 Conferences          9 Conferences          12 Conferences        1 Conference
                 (e.g., MAGIC,           (e.g.,                 (e.g., ICCM,         (e.g., SCANTECH,
                 Artexpo New             WORLDPHARM,            Telexpo and iEC)     Plastic
                 York, IBS New           Abilities Expo)                             Fairs, Sensors)
                 York)
     ----------------------------------------------------------------------------------------------------
                 15 Magazines            23 Magazines           16 Magazines         10 Magazines
Publications     13 Directories           3 Directories          4 Directories        8 Directories
                  and Other               and Other              and Other            and Other
                  Publications            Publications           Publications         Publications
                 (e.g., Travel           (e.g.,                 (e.g., CADALYST,     (e.g., Automatic
                 Agent,                  Pharmaceutical         America's            ID News, Medical
                 Video Store,            Technology,            Network)             Device
                 Hotel and Motel         LC.GC,                                      Technology)
                 Management)             Geriatrics)

Marketing     Classified Advertising, Direct Mail Services, Reprints, Database Marketing, Directories,
 Services                                    Guides and Reference Books

Internet                                           101 Web Sites
                              Advertising Sales, Subscriptions and Event Registration

      In addition to the four clusters above, we have grouped the industry sectors in which we provide products and services but do not have a significant industry presence into a Market Development cluster. In this cluster, in 1998, we produced five trade shows, seven magazines and 11 directories and other publications, provided marketing services and operated three web sites, which are included in the table above.

                               Operating Strategy

      Advanstar's objective is to be the leading business-to-business marketing communications company in the niche markets which we choose to serve. To achieve our objective, we operate our businesses based on the following strategies:

     . Operate Leading Trade Shows and Publish Leading Magazines in Attractive Niche Markets;

     .  Maximize Our Share of Our Customers' Marketing Expenditures;

     . Continue to Realize Economies of Scale Through Our Centralized Administrative and Production Facilities; and

     .  Attract and Retain Superior Management.

                                Growth Strategy

      Building upon our operating strategies, we continue to pursue the following growth strategies to expand our business:

     .  Identify and Consummate Strategic Acquisitions;

     .  Launch New Products and Services within Existing Clusters; and

     .  Enter Attractive New Industry Sectors.

     Benefits of the Offerings to Hellman & Friedman Capital Partners

      Advanstar was purchased on May 31, 1996 by Hellman & Friedman Capital Partners. Hellman & Friedman Capital Partners is a private equity investment fund with committed equity capital of approximately $1.5 billion. Hellman & Friedman Capital Partners and its predecessors are an experienced investor in the media industry, with current or former investments in companies including Young & Rubicam Inc., Bronner Slosberg Humphrey Inc., Eller Media Company (which was sold to Clear Channel Communications, Inc.) and Hoyts Cinemas Limited. To date, Hellman & Friedman Capital Partners has invested
$177.0 million of equity in Advanstar.

      Hellman & Friedman Capital Partners proposes to sell 7,000,000 of their 30,810,859 shares of our common stock in the offerings. Hellman & Friedman Capital Partners purchased their 30,810,859 shares of our common stock for approximately $177,000,000. Based upon an assumed initial public offering price of $14.50, the shares of our common stock that Hellman & Friedman Capital Partners proposes to sell in the offerings have a market value of approximately $101,500,000. We expect that a public market will exist for our common stock after the offerings. Hellman & Friedman Capital Partners is expected to retain an aggregate of 23,810,859 shares of our common stock, assuming the underwriters do not exercise their over-allotment options. These 23,810,859 shares were purchased for an average per share price of $5.74 and an aggregate of approximately $136,787,000 and, based upon an assumed initial public offering price of $14.50, have a market value of approximately $345,257,456.

                                ----------------

      Advanstar, Inc. was incorporated in the State of Delaware on April, 11, 1996 as AHI Holding Corp. AHI Holding Corp. changed its corporate name to Advanstar Holdings, Inc. in a merger with its wholly-owned subsidiary Advanstar Holdings, Inc. on June 10, 1998 and changed its corporate name to Advanstar, Inc. on March 17, 1999. Advanstar's executive offices are located at 545 Boylston Street, Boston, Massachusetts 02116. Advanstar's telephone number at such address is (617) 267-6500.

                                 The Offerings

      Unless we specifically state otherwise, the information in this prospectus does not take into account the possible issuance of up to 2,100,000 additional shares of common stock, which the underwriters have the option to purchase solely to cover over-allotments. We will initially offer 11,900,000 shares of our common stock in the United States and Canada and 2,100,000 shares of our common stock outside the United States and Canada. These offerings are collectively referred to as the offerings.

 Common stock offered:
    Advanstar.........................  7,000,000 shares
    Selling stockholders..............  7,000,000 shares
        Total......................... 14,000,000 shares
 Shares outstanding after the U.S. and 40,630,000 shares. This does not include international offerings............. shares of
                                       common stock reserved for sale or
                                       issuance under our stock option plans.
 Use of proceeds...................... We will use our estimated net proceeds from the offerings to repay existing
                                       indebtedness, a portion of which may be
                                       reborrowed and used for general
                                       corporate purposes. We will not receive
                                       any proceeds from the sale of shares by
                                       the selling stockholders. See "Use of
                                       Proceeds."
 Risk factors......................... See "Risk Factors" for a discussion of factors you should carefully consider
                                       before deciding to invest in shares of
                                       the common stock.
 Proposed NYSE symbol................. "ADS"

                             Summary Financial Data

      The following table presents our summary financial data. We have presented combined financial data for 1996. This combined financial data has not been audited and does not comply with GAAP. This data combines financial data of the Predecessor for the five months ended May 31, 1996 with financial data of Advanstar for the seven months ended December 31, 1996, without giving effect to purchase accounting or the impact of the financing of the acquisition of Advanstar by Hellman & Friedman Capital Partners on May 31, 1996. You should consider that the combined financial data is not comparable to other periods.

      The other summary financial data has been derived from the audited consolidated financial statements of Advanstar included elsewhere in this prospectus. The summary pro forma financial data has been derived from the data contained under the caption "Unaudited Pro Forma Combined Financial Information." The summary statement of operations and other financial data for the three months ended March 31, 1998 and 1999 and the summary balance sheet data at March 31, 1999 have not been audited. This March 31, 1998 and 1999 financial data has been derived from our unaudited consolidated financial statements. Our results of operations for the three-month periods ended March 31, 1998 and 1999 do not necessarily indicate what our results of operations will be for future periods or the entire year.

      In connection with the following table, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data of Advanstar and the Predecessor," "Unaudited Pro Forma Combined Financial Information" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

      We have presented balance sheet and income (loss) per share data to give effect to the offerings and the application of our estimated net offering proceeds to repay debt. See "Use of Proceeds."

      Operating expenses for the year ended December 31, 1998 and the three months ended March 31, 1999 include non-cash compensation charges of $3.4 million and $3.0 million related to our stock option plan.

      When reading the other financial data presented in the table below, you should also consider the following:

     . we define EBITDA as operating income plus amortization and depreciation;

     . our calculation of EBITDA may not be comparable to other companies' calculations;

     . EBITDA does not represent, and should not be considered, an alternative to net income or cash flow from operations;

     . EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and does not necessarily indicate amounts that may be available to us for discretionary uses; and

     . our 1998 pro forma EBITDA excludes a non-recurring compensation expense of $6.5 million related to the acquisition of MAGIC.

We have included this data in the table below because we believe that EBITDA provides useful information regarding our ability to service and/or incur indebtedness. Our lenders have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA.

                          Predecessor                                      Advanstar
                         -------------- ---------------------------------------------------------------------------------
                                                                                                       Three months
                                                                                                           ended
                                        Seven months          Year ended December 31,                    March 31,
                          Five months      ended     -------------------------------------------- -----------------------
                         ended May 31,  December 31,  Combined                         Pro forma
                              1996          1996        1996       1997      1998        1998        1998        1999
                         -------------- ------------ ----------- --------  ---------  ----------- ----------- -----------
                                                     (unaudited)                      (unaudited) (unaudited) (unaudited)
Statement of Operations
 Data:                   (in thousands)                      (in thousands, except per share data)
Net revenue.............    $68,286       $ 82,720    $151,006   $187,656  $ 259,825   $306,666    $ 62,063     $99,084
Operating expenses......     56,877         84,059     140,936    181,143    257,249    291,526      54,044      81,978
                            -------       --------    --------   --------  ---------   --------    --------     -------
Operating income
 (loss).................     11,409         (1,339)     10,070      6,513      2,576     15,140       8,019      17,106
Interest expense, net...     (6,963)        (7,511)    (14,474)   (15,117)   (27,862)   (37,518)     (3,814)     (8,827)
Other income (expense),
 net....................         23           (488)       (465)       292     (1,886)       (37)        290         364
Provision for income
 taxes..................         13          1,076       1,089        583      1,264      1,264          54         494
                            -------       --------    --------   --------  ---------   --------    --------     -------
Net income (loss).......    $ 4,456       $(10,414)   $ (5,958)  $ (8,895) $ (28,436)  $(23,679)   $  4,441     $ 8,149
                            =======       ========    ========   ========  =========   ========    ========     =======
Net income (loss) per
 share, diluted.........                              $  (0.31)  $  (0.41) $   (0.96)  $  (0.80)   $   0.20     $  0.24
Weighted average shares
 outstanding, diluted...                                19,400     21,768     29,652     29,652      21,800      34,486
As adjusted income
 (loss) per share,
 diluted................
As adjusted weighted
 average shares
 outstanding, diluted...
Other Financial Data:
EBITDA..................    $14,428       $ 13,781    $ 28,209   $ 34,039  $  53,828   $ 72,814    $ 14,670     $27,807
EBITDA margin...........       21.1%          16.7%       18.7%      18.1%      20.7%      23.7%       23.6%       28.1%
Non-cash stock option
 compensation...........                  $    --     $    --    $    --   $   3,397   $  3,397    $    --      $ 2,997
Cash flows provided by
 (used in):
Operating activities....    $(1,011)      $ 12,616    $ 11,605   $ 12,592  $  32,653               $  3,369     $ 9,729
Investing activities....       (274)       (18,924)    (19,198)   (33,323)  (358,261)               (27,064)     (3,297)
Financing activities....      2,227          5,944       8,171     25,224    332,600                 22,774      (7,885)
Depreciation............      1,431          1,949       3,380      3,200      3,071   $  3,243         695         868
Amortization............      1,588         13,171      14,759     24,326     48,752     55,222       5,652       9,656
Capital expenditures....        365            780       1,145      2,260      4,154      4,272       1,240         791

                                                            At March 31, 1999
                                                           ---------------------
                                                            Actual   As adjusted
                                                           --------  -----------
                                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................. $ 12,930   $ 12,930
Working capital (deficit).................................  (21,872)   (21,872)
Total assets..............................................  643,338    643,338
Long-term debt, including current maturities..............  418,993    325,137
Total stockholders' equity................................  142,528    236,384

      Set forth below is a reconciliation of Advanstar's operating income to EBITDA for the periods indicated:

                                                     Predecessor                                   Advanstar
                                                    ------------- -----------------------------------------------------
                                                                  Seven months         Year ended December 31,
                                                     Five months     ended     ----------------------------------------
                                                    ended May 31, December 31,  Combined                     Pro forma
                                                        1996          1996        1996      1997    1998       1998
                                                    ------------- ------------ ----------- ------- -------  -----------
                                                                               (unaudited)                  (unaudited)
                                                         (in
                                                     thousands)                                  (in thousands)
Operating income (loss).......                         $11,409      $(1,339)     $10,070   $ 6,513 $ 2,576    $15,140
Depreciation and
 amortization.................                           3,019       15,120       18,139    27,526  51,823     58,465
Minority interest.............                                                                        (571)      (791)
                                                       -------      -------      -------   ------- -------    -------
EBITDA........................                         $14,428      $13,781      $28,209   $34,039 $53,828    $72,814
--------------------------------------------------
                                                       =======      =======      =======   ======= =======    =======
                                                         Three months
                                                             ended
                                                           March 31,
                                                    -----------------------
                                                       1998        1999
                                                    ----------- -----------
                                                    (unaudited) (unaudited)
Operating income (loss).......                        $8,019      $17,106
Depreciation and
 amortization.................                          6,347      10,524
Minority interest.............                            304         177
                                                    ----------- -----------
EBITDA........................                        $14,670     $27,807
--------------------------------------------------
                                                    =========== ===========

                                  RISK FACTORS

      You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you invest in our common stock. You may lose all or part of your investment. The risks and uncertainties described below are not the only risks and uncertainties facing our company.

We have substantial indebtedness that could negatively affect our operations and results.

      As of March 31, 1999, our outstanding indebtedness was approximately $419.0 million or 74.6% of our total capitalization. After giving effect to our use of the estimated proceeds to repay outstanding indebtedness, our outstanding indebtedness as of March 31, 1999 would have equaled approximately $325.1 million or 57.9% of our total capitalization. In addition, after giving effect to such repayment, our pro forma EBITDA to interest expense coverage for the twelve months ended March 31, 1999 would have been approximately 2.5 to 1.0.

      Our leveraged financial position creates the risks that:

     . we will not obtain financing for acquisitions, capital expenditures, working capital or general corporate purposes when needed in the future;

     . we will divert funds otherwise available for operations or other purposes to pay our debt service obligations;

     . we will be more vulnerable to changing market conditions than many of our competitors that are less leveraged than we are; and

     . our debt service obligations will increase if interest rates increase because some of our indebtedness bears variable interest rates.

      In the past, we have paid our debt service obligations with cash flow from operations. In the future, we may not generate cash flow sufficient to pay our debt service obligations and pursue our present operating and growth strategies. Our debt service obligations as of March 31, 1999 consisted of approximately $149.6 million at a fixed rate of 9.25%, $149.6 million at a variable rate equal to 7.44% at March 31, 1999 and $119.8 million at a variable rate equal to 7.19% at March 31, 1999. If we cannot generate cash flow sufficient to pay our debt service obligations, we could default under the terms of our existing indebtedness. A default could cause our creditors to declare all our outstanding indebtedness immediately due and payable, which would adversely affect the market price of our common stock. Our financial and operating performance depends on the economy and other factors over which we have no control. If we cannot pay our debt service obligations, we will reconsider our present operating and growth strategies and may be required to sell material assets or operations to pay our obligations. In addition, we may sell shares of our capital stock to pay these obligations, and if we do, our stockholders may experience dilution.

The terms of our indebtedness may restrict our ability to pursue our operating and growth strategies.

      The terms of our indebtedness impose operating restrictions on our ability to borrow, make investments, capital expenditures and distributions and pursue other corporate objectives. In addition, our credit facility requires us to satisfy specified financial covenants. Our ability to comply with such provisions depends in part on factors over which we have no control. These operating restrictions could adversely affect our ability to pursue our growth and expansion strategy. If we breach any of our financial covenants, our creditors could declare all amounts owed to them to be immediately due and payable. We may not have available funds sufficient to repay the amounts declared due and payable and may be required to sell assets to repay in full such amounts. Our credit facility is secured by all of our assets. If we cannot repay all amounts that we have borrowed under our credit facility, our senior lenders could proceed against our assets.

We have a history of net losses.

      We had net losses of approximately $8.9 million in 1997 and $28.4 million in 1998. On a pro forma basis, we would have had a net loss of approximately $23.7 million for the year ended December 31, 1998. Since 1994, our actual net losses and our Predecessor's actual net losses add up to approximately $103.2 million. We cannot assure you that we will report net income in the future. If we continue to sustain net losses, we may have to reconsider our present growth and operating strategies. Moreover, our failure to generate net income within the timeframe forecasted by market professionals could negatively affect the market price of our common stock.

We depend on our customers' discretionary marketing and advertising budgets.

      In 1998, we derived approximately 45.5% of our total pro forma revenue from trade shows and conferences and approximately 46.5% of our total pro forma revenue from advertising sales. If a general economic downturn or a recession occurs in the United States, our customers may reduce their marketing and advertising budgets. Any material decrease in marketing budgets could reduce the demand for exhibition space and also reduce attendance at our trade shows and conferences. Any material decrease in advertising budgets could reduce the demand for advertising space in our publications. As a result, our revenue and our cash flow from operations would decrease significantly. In addition, our integrated marketing strategy could be materially adversely affected if advertising revenue cannot support one or more of our important publications or if declines in our customers' marketing and advertising budgets require us to discontinue one or more of our important trade shows or conferences.

We depend on securing desirable dates and locations for our trade shows and conferences.

      The date and location of a trade show or a conference impact its profitability and prospects. The market for desirable dates and locations is highly competitive. If we cannot secure desirable dates and locations for our trade shows and conferences, their profitability and future prospects would suffer, and our financial condition and results of operations would be materially adversely affected. In general, we maintain multi-year reservations for our trade shows and conferences. Consistent with industry practice, we do not pay for these reservations, and these reservations are not binding on the facility owners until we execute a contract with the owner. We typically sign contracts that guarantee the right to venues or dates for only one year. Therefore, our multi-year reservations may not lead to binding contracts with facility owners. In addition, because trade shows and conferences are held on pre-scheduled dates at specific locations, the success of a particular trade show or conference depends upon events outside of our control, such as natural catastrophes, labor strikes and transportation shutdowns.

A significant portion of our revenue and EBITDA is generated from the MAGIC trade shows.

      In 1998, the MAGIC trade shows would have represented 14.6% of our total pro forma revenue and 35.5% of our total pro forma EBITDA. We expect that the MAGIC trade shows will continue to represent a significant portion of our overall revenue and EBITDA in the future. Therefore, a significant decline in the performance of one or both of the MAGIC trade shows, typically held in the first and third quarters, could have a material adverse effect on our financial condition and results of operations.

Any significant increase in paper or postage costs would cause our expenses to increase significantly and materially adversely affect us.

      Because of our print products, direct mail solicitations and product distributions, we incur substantial costs for paper and postage. We do not use forward contracts to purchase paper, and therefore are not protected against fluctuations in paper prices. In general, we use the United States Postal Service to distribute our print products and mailings. United States Postal Service rates increase periodically. If we cannot pass increased paper and postage costs through to our customers, our financial condition and results of operations would be materially adversely affected.

The market for our products and services is intensely competitive.

      The market for our products and services is intensely competitive. The competition is highly fragmented, both by product offering and geography. On a global level, larger international firms operate in many geographic markets and have broad product offerings in trade shows, conferences, publications and marketing services. In several industries such as information technology and healthcare, we compete with large firms with a single-industry focus. Many of these large international and single-industry firms are better capitalized than we are and have substantially greater financial and other resources than we have.

      Within each particular industry sector, we also compete with a large number of small to medium-sized firms. While most small to medium-sized firms operate in a single geographic market, in some cases, our competitors operate in several geographic markets. For trade shows and conferences, we compete with trade associations and, in several international markets, with exposition hall owners and operators. For publications, we typically have between two and five direct competitors which target the same industry sector. For publications, we also have many indirect competitors which define niche markets differently than we do and thus may be alternatives for either readers or advertisers.

We depend in part on new product introductions.

      Our success has depended in part upon our ability to monitor rapidly changing market trends and to adapt our events and publications to meet the evolving needs of existing and emerging target audiences. Our future success will depend in part on our ability to continue to adapt our existing events and publications and to offer new events and publications that gain market acceptance by addressing the needs of specific audience groups within our target markets. The process of researching and developing, launching and establishing profitability for a new event or publication is inherently risky and costly. We generally incur initial operating losses when we introduce new events and publications. Our efforts to introduce new events or publications may not ultimately be successful or profitable. In addition, we have invested in, and intend to continue to invest in, the development of Internet services, which are currently generating losses. The Internet is still in the early stages of development as a commercial medium, and these services may not prove to be successful or profitable. We expense as incurred costs related to the development of new events and publications. Therefore, our year to year results may be adversely affected by the number and timing of new product launches.

Our growth strategy to identify and consummate acquisitions entails risk.

      We intend to continue to grow in part through strategic acquisitions. This growth strategy entails risks inherent in identifying desirable acquisition candidates and in integrating the operations of acquired businesses. In addition, we may not be able to finance the acquisition of a desirable candidate or to pay as much as our competitors because of our leveraged financial condition or general economic conditions. Our management will continue to devote substantial attention to the identification of acquisition candidates and the integration of acquired businesses. The diversion of our management's attention and the difficulties that we may encounter in integrating the operations of acquired businesses could have a material adverse impact on our results of operations and financial condition. Moreover, we may not realize any of the anticipated benefits of an acquisition, and integration costs may exceed anticipated amounts. In addition, we may issue additional shares of stock as acquisition consideration, and if we do, our stockholders may experience dilution.

We depend on our senior management team.

      We benefit substantially from the leadership and experience of Robert L. Krakoff, James M. Alic and other members of our senior management team and depend on their continued services to implement successfully our business strategy. The loss of any member of our senior management team or other key employee could materially adversely affect our financial condition and results of operations. Although we have entered into employment agreements with Mr. Krakoff and Mr. Alic, we cannot be certain that we will continue to have their services, or the services of other key personnel, going forward. Moreover, we may not be able to attract and retain other qualified personnel in the future. We do not currently maintain key-man life insurance policies on any member of our senior management team or other key employees.

There are risks related to our international operations and international expansion.

      Our growth strategy includes expanding our product and service offerings internationally. We currently maintain offices in Brazil, Canada, Hong Kong, Mexico and the United Kingdom. International operations accounted for approximately 13.0% of our pro forma revenue in 1998. International operations and expansion involve numerous risks, such as:

     .  the uncertainty of product acceptance by different cultures,

     . divergent business expectations or cultural incompatibility in establishing joint ventures with foreign partners,

     .  difficulties in staffing and managing multinational operations,

     .  currency fluctuations,

     .  state-imposed restrictions on the repatriation of funds and

     .  potentially adverse tax consequences.

The impact of any these risks could materially adversely affect our future international operations and our financial condition and results of operations.

We have some exposure to fluctuations in the exchange rates of international currencies.

      Our consolidated financial statements are prepared in U.S. dollars. A percentage of the revenues, expenses, assets and liabilities of Advanstar is denominated in currencies other than the U.S. dollar. These currencies include the British Pound Sterling, the Euro and the Brazilian Real. Consequently, fluctuations in exchange rates could result in exchange losses. In 1997 and 1998, there was no material effect on net income due to currency fluctuations. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. Moreover, because we intend to continue our international expansion, the effect of exchange rate fluctuations could be greater in the future. We may undertake transactions to hedge the risks associated with fluctuations in exchange rates of other currencies to the dollar. We do not know if any hedging techniques that we may implement will be successful or will mitigate the effect, if any, of exchange rate fluctuations on our financial condition and results of operations.

Our business is seasonal due largely to higher trade show revenue in the first quarter.

      Our business is seasonal, with revenue typically reaching its highest levels during the first and third quarters of each calendar year, largely due to the timing of the MAGIC trade shows and our other large trade shows and conferences. In 1998, approximately 30.1% of our pro forma revenue would have been generated during the first quarter and approximately 25.9% during the third quarter. The second quarter would have accounted for approximately 23.5% of pro forma revenue in 1998 and the fourth quarter would have accounted for approximately 20.5% of pro forma revenue in 1998. Because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

Investors in the offerings will suffer substantial and immediate dilution.

      The initial public offering price is substantially higher than the net tangible book value of our common stock outstanding after the offerings. Assuming an initial public offering price of $14.50 per share, the net tangible book deficit of our common stock after the offerings would have been $8.37 per share as of March 31, 1999. Net tangible book deficit per share represents the amount per share by which our total liabilities exceed our total tangible assets. You will pay $22.87 more for each share of our common stock than its net tangible book value. Accordingly, you will incur substantial and immediate dilution of $22.87 per share in the pro forma net tangible book value of our common stock. In addition, you will incur further dilution upon the exercise of outstanding stock options.

We will be controlled by Hellman & Friedman Capital Partners.

      After the offerings, Hellman & Friedman Capital Partners will beneficially own 57.5% of our outstanding capital stock assuming the exercise of all currently vested stock options that will vest within 180 days of the offerings. As a result, Hellman & Friedman Capital Partners will have the right to elect all of our directors and will exercise substantial control over matters requiring the vote of our stockholders. Hellman & Friedman Capital Partners' control of Advanstar could prevent a change of control, even if you would otherwise receive a premium for your shares of our common stock. In addition, Hellman & Friedman Capital Partners' ability to prevent a change of control could negatively affect the market price of our common stock.

Certain provisions of our certificate of incorporation and debt instruments could discourage or prevent a takeover.

      Our certificate of incorporation authorizes our Board of Directors to issue up to 20,000,000 shares of preferred stock and designate the rights and preferences of our preferred stock, without stockholder approval. If our Board of Directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. Certain other provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such change of control would be beneficial to stockholders. In addition, the terms of our indebtedness could make it more difficult for a third party to acquire us. For example, our 9 1/4% Senior Subordinated Notes due 2008 require that, upon a change of control, we offer to purchase all Notes at 101% of principal and unpaid accrued interest.

Future sales of our common stock could depress the market price.

      After the offerings, 40,630,000 shares of our common stock will be outstanding and options to purchase 1,811,124 shares of our common stock will be outstanding, of which 812,226 shares of common stock will be issuable upon the exercise of stock options which are vested or will vest in the next 180 days. Of the outstanding shares, the 14,000,000 shares to be sold in the offerings will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any shares acquired by our affiliates. In connection with the offerings, we, all of our existing stockholders and option holders and all our officers and directors, together holding 26,630,000 shares of our common stock and all outstanding stock options, have agreed not to sell any shares of common stock for a period of 180 days after the date of the U.S. purchase agreement without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Upon expiration of the lock-up period, 26,630,000 shares may be sold at any time subject to compliance with the volume limitations and other restrictions of Rule 144 under the Securities Act.

      The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after the offerings or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

We do not anticipate paying dividends on our common stock.

      We do not currently anticipate paying any cash dividends. In addition, our ability to pay dividends on our common stock is limited under the terms of our existing indebtedness. As a holding company, our major assets will initially be the shares we hold in our subsidiaries. Therefore, our ability to pay future dividends and distributions, if any, to holders of our common stock is dependent upon the receipt of dividends or other payments from our subsidiaries, which are also limited under the terms of our existing indebtedness.

There has not been a public market for our common stock.

      We will apply to list our common stock for trading on the New York Stock Exchange. We do not know the extent to which investor interest in Advanstar will lead to the development of a trading market for our common stock or how our common stock will trade in the future. The initial public offering price was determined by negotiation among us,

Hellman & Friedman Capital Partners and the underwriters. Investors may not be able to resell their shares at or above the initial public offering price.

The market price of our common stock may fluctuate after the offerings.

      The price at which our common stock will trade depends upon a number of factors, including our historical and anticipated operating results and general market and economic conditions, some of which are beyond our ability to control. Factors such as quarterly fluctuations in our financial and operating results, developments affecting our products and our customers, the markets in which we compete or industry developments could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

The failure of the computer systems on which we rely to recognize Year 2000 dates could affect our operations.

      We are highly dependent on our computer software programs and systems in operating our business. We also depend on the proper functioning of computer systems of third parties, such as vendors and clients. The failure of any of these systems to appropriately interpret the upcoming calendar year 2000 could have a material adverse effect on our financial condition and results of operations. We have identified our own applications that are not currently Year 2000 compliant and are taking steps to determine whether third parties are doing the same. In addition, we are implementing a worldwide plan to make our computer systems Year 2000 compliant by September 1999. We have already spent as of December 31, 1998 approximately $0.8 million on Year 2000 issues and estimate that the total cost of implementing our Year 2000 compliance program will require an additional $3.0 million to $3.5 million.

      Our inability to remedy our own Year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdown, financial loss, regulatory actions, reputational harm and/or legal liability. We can not assure you that our Year 2000 program will be effective or that our estimates about the timing and cost of completing our program will be accurate.

                        FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Advanstar, including, among other things:

  .our ability to successfully pursue our identified growth strategies,

  .our intention to expand our product and service offerings,

  . the performance of our MAGIC trade shows, Travel Agent magazine and other large events and publications,

  .anticipated trends in our businesses,

  .the availability of desirable venues and dates for our important trade shows and

  .our ability to continue to control costs.

      In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

      We estimate that we will receive aggregate net proceeds of approximately $93,856,250 million after deducting the underwriting discount and other estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will use the net proceeds of the offerings to repay indebtedness under our credit facility.

      We may reborrow the amount repaid and use such reborrowed funds for general corporate purposes, including for any acquisitions that we may identify. As of March 31, 1999, the outstanding balance under our revolving credit facility was approximately $22.0 million, and the weighted average annual interest rate for the three months ended on such March 31, 1999 was 7.46%. We had borrowed such amount under our revolving credit facility to pay in part for the acquisition of Travel Agent magazine and other travel-related assets from Universal Media, Inc. and for other acquisitions completed in 1998. Our revolving credit facility matures on October 31, 2003. We will also use a portion of the net proceeds of the offerings to prepay a portion of the term loans under our term loan facility. We may not reborrow the amount of term loans prepaid. As of March 31, 1999, the outstanding terms loans aggregated approximately $247.3 million, and the weighted average annual interest rate for the three months ended March 31, 1999 was 7.56%. We had borrowed approximately $250.0 million in term loans in 1998 to refinance our then outstanding indebtedness in connection with the acquisition of MAGIC. The term loan facility amortizes in quarterly installments from 1999 to 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Indebtedness."

                                DIVIDEND POLICY

      Except for the stock dividend declared and paid in connection with the two-for-one stock split effected on April 21, 1999, we have never declared or paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. Our credit facility and the indenture under which we issued our 9 1/4% Senior Subordinated Notes due 2008 restrict our ability to pay dividends to stockholders. In addition, payments of any future dividends will be at the discretion of our Board of Directors after taking into account factors, such as our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

      The following table sets forth the cash and cash equivalents and capitalization of Advanstar as of March 31, 1999 on an actual basis and as adjusted to give effect to the application of the estimated proceeds of the offerings to repay debt, as described in "Use of Proceeds." The stockholders' equity in the following table assumes the effectiveness, upon the closing of the offerings, of our Amended and Restated Certificate of Incorporation. This table should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

                                                           At March 31, 1999
                                                          ---------------------
                                                           Actual   As adjusted
                                                          --------  -----------
                                                                (dollars
                                                             in thousands)
                                                              (unaudited)
Cash and cash equivalents................................ $ 12,930   $ 12,930
                                                          ========   ========
Long-term debt (including current portion)
  Revolving credit facility(1)...........................   22,000     22,000
  Term loan facility.....................................  247,344    153,488
  9 1/4% Senior Subordinated Notes (net of discount).....  149,649    149,649
                                                          --------   --------
    Total long-term debt................................. $418,993   $325,137
                                                          ========   ========
Stockholders' equity:
  Preferred Stock, $.01 par value; 20,000,000 shares
   authorized; no shares issued and outstanding actual
   and as adjusted.......................................
  Common Stock, $.01 par value; 200,000,000 shares
   authorized; 33,630,000 shares issued and outstanding
   actual and 40,630,000 shares issued and outstanding as
   adjusted(2)........................................... $    336   $    406
  Accumulated other comprehensive income.................   (4,250)    (4,250)
  Capital in excess of par value.........................  186,038    279,824
  Accumulated deficit....................................  (39,596)   (39,596)
                                                          --------   --------
   Total stockholders' equity............................  142,528    236,384
                                                          --------   --------
    Total capitalization................................. $561,521   $561,521
                                                          ========   ========

--------

(1) Amounts repaid under the $60.0 million revolving credit facility may be reborrowed. See "Use of Proceeds."

(2) Excludes 1,811,124 shares of our common stock reserved for issuance upon exercise of outstanding stock options under our stock option plans as of March 31, 1999.

                                    DILUTION

      Our net tangible book value (deficit) at March 31, 1999 was $(12.90) per share. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. See "Capitalization." After giving effect to our sale of the 7,000,000 shares of common stock in the offerings, assuming a public offering price of $14.50 per share, less estimated underwriting discounts and commissions and other expenses of the offerings, our pro forma net tangible book value (deficit) as of March 31, 1999 would have been $(8.37) per share. This represents an immediate increase in net tangible book value per share of $4.53 to existing stockholders and immediate dilution in net tangible book value of $22.87 per share to new investors in the offerings. The following table illustrates the per share dilution:

Assumed initial public offering price per share...............          $14.50
  Net tangible book value (deficit) per share at March 31,
   1998....................................................... $(12.90)
  Increase per share attributable to new investors............    4.53
                                                               -------
Pro forma net tangible book value (deficit) per share after
 the offerings................................................           (8.37)
                                                                        ------
Dilution per share to new investors...........................          $22.87
                                                                        ======

      The following table summarizes the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by new investors in the offerings, before deduction of estimated underwriting discounts and commissions and other expenses of the offerings.

                            Shares Purchased     Total Consideration
                         ---------------------- ----------------------
                             Number                 Amount             Average Price
                         (in thousands) Percent (in thousands) Percent   Per Share
                         -------------- ------- -------------- ------- -------------
Existing stockholders...     33,630       82.8%    $179,980      63.9%    $ 5.35
New investors...........      7,000       17.2      101,500      36.1      14.50
                             ------      -----     --------     -----
  Totals................     40,630(1)   100.0%    $281,480     100.0%
                             ======      =====     ========     =====

--------

(1) Excludes as of March 31, 1999, 1,811,124 shares of our common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $6.56 per share. To the extent these stock options are exercised, there will be further dilution to the investors.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                     DATA OF ADVANSTAR AND THE PREDECESSOR

      The following table presents our selected historical consolidated financial data. The selected historical consolidated financial data for the years ended December 31, 1994 and 1995 and the five months ended May 31, 1996 have been derived from the audited consolidated financial statements of the Predecessor for such periods. The consolidated financial data of Advanstar for the seven months ended December 31, 1996 and the years ended December 31, 1997 and 1998 have been derived from the audited consolidated financial statements of Advanstar included elsewhere in this prospectus. The consolidated financial data for the combined year ended December 31, 1996 has been derived from the audited consolidated financial statements of the Predecessor and Advanstar and has not been audited and does not comply with GAAP. This data combines financial data of the Predecessor for the five months ended May 31, 1996 with financial data of Advanstar for the seven months ended December 31, 1996, without giving effect to purchase accounting or the impact of the financing of the acquisition of Advanstar by Hellman & Friedman Capital Partners on May 31, 1996. The consolidated financial data for the three months ended March 31, 1998 and 1999 has been derived from our unaudited consolidated financial statements and has not been audited.

      In connection with the following table, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the other financial information included elsewhere in this prospectus. When you read the unaudited financial data set forth in the following table, you should consider that unaudited financial data do not necessarily indicate what our results of operations will be for future periods or the entire year.

      When reading the statement of operations data presented in the table below, you should also consider the following:

     . our amortized assets include identifiable intangibles, such as advertiser, exhibitor and circulation lists, assembled work force and other intangibles as well as goodwill, amortized over lives ranging from one to 23 years;

     . we allocate purchase price in excess of fair market value of identifiable tangible and intangible assets acquired to goodwill;


     . for 1994, our amortization expense reflects the final year of amortization of reorganization value as a result of the Predecessor's emergence out of its prepackaged Chapter 11 bankruptcy; and

     . for the seven months ended December 31, 1996, the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, our amortization expense increased as a result of the acquisition of Advanstar by Hellman & Friedman Capital Partners completed in May 1996 and other acquisitions completed in 1997 and 1998.

      When reading the other financial data presented in the table below, you should also consider the following:

     . we define EBITDA as operating income plus amortization and depreciation;

     . our calculation of EBITDA may not be comparable to other companies' calculations;

     . EBITDA does not represent, and should not be considered, an alternative to net income or cash flow from operations; and

     . EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and does not necessarily indicate amounts that may be available to us for discretionary uses.

We have included this data in the table below because we believe that EBITDA provides useful information regarding our ability to service and/or incur indebtedness. Our lenders have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA.

                              Predecessor                                          Advanstar
                     --------------------------------- ----------------------------------------------------------------------
                        Year ended                                                                      Three months ended
                       December 31,        Five months Seven months    Year ended December 31,               March 31,
                     -------------------      ended       ended     --------------------------------  -----------------------
                                             May 31,   December 31,  Combined
                       1994       1995        1996         1996        1996        1997       1998       1998        1999
                     --------   --------   ----------- ------------ -----------  --------   --------  ----------- -----------
                                                                    (unaudited)                       (unaudited) (unaudited)
                            (in thousands)               (in thousands, except per share data)
Statement of
 Operations Data:
Net revenue........  $141,721   $145,300     $68,286     $ 82,720    $151,006    $187,656   $259,825   $ 62,063    $ 99,084
Operating expenses:
 Cost of
  production,
  selling and other
  direct...........   107,906     96,942      43,835       53,560      97,395     126,339    169,035     39,601      58,471
 General and
  administrative...    27,511     27,152      11,454       17,328      28,782      30,478     36,065      8,791      10,854
 Non-cash stock
  option
  compensation.....                                           --          --          --       3,397        --        2,997
 Amortization......    42,808      4,801       1,588       13,171      14,759      24,326     48,752      5,652       9,656
                     --------   --------     -------     --------    --------    --------   --------   --------    --------
Operating income
 (loss)............   (36,504)    16,405      11,409       (1,339)     10,070       6,513      2,576      8,019      17,106
 Interest expense,
  net..............   (18,034)   (19,613)     (6,963)      (7,511)    (14,474)    (15,117)   (27,862)    (3,814)     (8,827)
 Other income
  (expense), net...    (4,363)     2,230          23         (488)       (465)        292     (1,886)       290         364
 Provision for
  income taxes.....        21         16          13        1,076       1,089         583      1,264         54         494
                     --------   --------     -------     --------    --------    --------   --------   --------    --------
Net income (loss)..  $(58,922)  $   (994)    $ 4,456     $(10,414)   $ (5,958)   $ (8,895)  $(28,436)  $  4,441    $  8,149
                     ========   ========     =======     ========    ========    ========   ========   ========    ========
Net income (loss)
 per share,
 diluted...........                                                  $  (0.31)   $  (0.41)  $  (0.96)  $   0.20    $   0.24
Weighted average
 shares
 outstanding,
 diluted...........                                                    19,400      21,768     29,652     21,800      34,486
Other Financial
 Data:
EBITDA.............  $  9,573   $ 24,611     $14,428     $ 13,781    $ 28,209    $ 34,039   $ 53,828   $ 14,670    $ 27,807
EBITDA margin......       6.7 %     16.9 %      21.1 %       16.7 %      18.7 %      18.1 %     20.7%      23.6%       28.1%
Non-cash stock
 option
 compensation......                                      $    --     $    --     $    --    $  3,397   $    --     $  2,997
Cash flows provided
 by
 (used in):
 Operating
  activities.......  $  1,350   $  3,907     $(1,011)      12,616      11,605      12,592     32,653      3,369       9,729
 Investing
  activities.......    (2,694)     4,432        (274)     (18,924)    (19,198)    (33,323)  (358,261)   (27,064)     (3,297)
 Financing
  activities.......     4,949    (14,658)      2,227        5,944       8,171      25,224    332,600     22,774      (7,885)
Depreciation.......     3,269      3,405       1,431        1,949       3,380       3,200      3,071        695         868
Amortization.......    42,808      4,801       1,588       13,171      14,759      24,326     48,752      5,652       9,656
Capital
 expenditures......     2,530      1,451         365          780       1,145       2,260      4,154      1,240         791
Balance Sheet Data
 (at end of
 period):
Total assets.......  $ 95,593   $ 79,098                             $277,173    $298,497   $660,226   $329,823    $643,338
Long-term debt,
 including current
 maturities........   185,099    173,058                              151,000     164,223    426,868    186,999     418,993

     Set forth below is a reconciliation of Advanstar's operating income to EBITDA for the periods indicated:

                                                            Predecessor
                                                    -----------------------------
                                                       Year ended
                                                      December 31,    Five months
                                                    -----------------    ended
                                                                        May 31,
                                                      1994     1995      1996
                                                    --------  ------- -----------
                                                           (in thousands)
Operating income (loss)..                           $(36,504) $16,405   $11,409
Depreciation and
 amortization............                             46,077    8,206     3,019
Minority interest........
                                                    --------  -------   -------
EBITDA...................                           $  9,573  $24,611   $14,428
--------------------------------------------------
                                                    ========  =======   =======
                                                                               Advanstar
                                                    -----------------------------------------------------------------
                                                                                                Three months ended
                                                    Seven months   Year ended December 31,           March 31,
                                                       ended     ---------------------------- -----------------------
                                                    December 31,  Combined
                                                        1996       1996(1)    1997    1998       1998        1999
                                                    ------------ ----------- ------- -------- ----------- -----------
                                                                 (unaudited)                  (unaudited) (unaudited)
                                                                 (in thousands)
Operating income (loss)..                             $(1,339)     $10,070   $ 6,513 $ 2,576    $ 8,019     $17,106
Depreciation and
 amortization............                              15,120       18,139    27,526  51,823      6,347      10,524
Minority interest........                                                               (571)       304         177
                                                    ------------ ----------- ------- -------- ----------- -----------
EBITDA...................                             $13,781      $28,209   $34,039 $53,828    $14,670     $27,807
--------------------------------------------------
                                                    ============ =========== ======= ======== =========== ===========

                          UNAUDITED PRO FORMA COMBINED
                             FINANCIAL INFORMATION

      The unaudited pro forma combined statement of operations for the year ended December 31, 1998 and for the three months ended March 31, 1999 includes the historical operations of Advanstar and give effect to the acquisitions that we completed in 1998 and the divestiture of two trade publications for consideration of approximately $4.3 million, as if they had occurred on January 1, 1998. The pro forma adjustments relating to the 14 acquisitions that we completed in 1998, together with the elimination of operating results of the divested trade publications, are otherwise referred to as the pro forma adjustments.

      The unaudited pro forma combined financial information, which has been prepared by the management of Advanstar and has been derived from the historical statements of operations and balance sheets of Advanstar, MAGIC, Travel Agent and the other travel-related assets acquired from Universal Media, Inc. and all of the entities or businesses, other than MAGIC and the travel-related assets acquired from Universal Media, Inc., that we acquired in 1998. We have accounted for the 14 acquisitions that we completed in 1998 under the purchase method of accounting.

      Since May 31, 1996, we have completed 24 acquisitions and joint ventures, 14 of which were completed in 1998. On April 30, 1998, we acquired Men's Apparel Guild in California, Inc., or otherwise referred to as MAGIC, for approximately $231.0 million. MAGIC is a wholly-owned subsidiary of Advanstar and the MAGIC trade shows are core assets of our Retail, Hospitality & Fashion cluster. On August 17, 1998, we acquired the travel-related publications and trade show assets from Universal Media, Inc., including Travel Agent, for cash consideration of $68.0 million. In addition, in 1998, we completed 12 other acquisitions or joint ventures with purchase prices ranging from approximately $0.6 million to approximately $20.0 million and aggregating approximately $89.1 million.

      The unaudited pro forma combined financial information is not designed to represent and does not represent what Advanstar's results of operations actually would have been had the aforementioned transactions been completed as of the dates indicated, or to project Advanstar's results of operations for any future period. The Pro Forma Adjustments are based on available historical financial information and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and accompanying notes and other financial information included elsewhere in this prospectus.

      When you read the unaudited combined pro forma statement of operations data for 1998 presented in the table below, please consider the following:

     . Advanstar's results of operations include the results of operations of acquired businesses from the date we acquired them;

     . MAGIC's results of operations represent results of operations for the four months ended April 30, 1998, the date we acquired MAGIC;

     . the results of operations of Travel Agent and the other travel-related assets acquired from Universal Media, Inc. represent the results for the seven and one-half months ended August 17, 1998, the date we acquired those assets;

     . the results of operations of the other 12 acquisitions that we completed in 1998 represents the results of operations for the acquired businesses prior to the date we acquired them; and

     . the results of operations of the other 12 acquisitions that we completed in 1998 includes the elimination of operating results of two publications that we divested in 1998, which contributed $0.8 million in revenue and no net income in 1998.

      Please also consider that Advanstar's gross profit for 1998 has been reduced by $0.5 million to reflect depreciation expense included in cost of production.

      When you read the table below for 1998, you should consider the following about the pro forma adjustments:

     . gross profit represents the elimination of (1) $0.3 million of related party pricing discounts that were granted to certain former MAGIC shareholders/directors for their purchase of trade show exhibition space and (2) $0.4 million of direct costs related to trade show profit sharing payments reflected in the operating results of our other acquisitions; we terminated these discounts and direct costs following our acquisition of the respective businesses;

     .  general and administrative expenses represent the elimination of
        (1) $0.2 million of director fees for the four month period ended April 30, 1998 that will not recur following our acquisition of MAGIC, (2) $1.7 million of shareholder/director payments to certain shareholders of Universal Media, Inc. that will not recur following our acquisition of Travel Agent and the other travel-related assets and (3) $0.5 million of other non-recurring costs related to Travel Agent for 1998;

     . depreciation and amortization represent the incremental amortization of goodwill arising from our 14 acquisitions in 1998; we are amortizing this goodwill on a straight line basis over lives ranging from one to 23 years;

     . depreciation and amortization also represent the deferred financing costs arising from the financing of our credit facility related to our 1998 acquisitions; we are amortizing these costs over the lives of the related debt instruments (5.5-10 years);

     . interest income (expense), net represents incremental interest expense (1) arising from the amortization of original issue discount on our 9 1/4% Senior Subordinated Notes due 2008 and (2) on borrowing under our credit facility to finance the acquisitions that we completed in 1998 as if they had been completed on January 1, 1998;

     . other income (expense), net represents the write-off of $4.1 million of unamortized intangibles in connection with the financing of the acquisition of MAGIC, partially offset by a gain on the disposition of publishing assets of $2.2 million; and

     . provision for income taxes relates to state taxes and our U.K. and Brazil subsidiaries; we have made no provision for U.S. federal income taxes due to our net operating loss carryforwards.

      When reading the other financial data presented in the table below, you should also consider the following:

     . we define EBITDA as operating income plus amortization and depreciation;

     . our calculation of EBITDA may not be comparable to other companies' calculations;

     . EBITDA does not represent, and should not be considered, an alternative to net income or cash flow from operations; and

     . EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and does not necessarily indicate amounts that may be available to us for discretionary uses.

We have included this data in the table below because we believe that EBITDA provides useful information regarding our ability to service and/or incur indebtedness. Our lenders have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA.

      In addition, you should consider that the as adjusted interest expense reflects the reduction in interest expense of $7.5 million for 1998 and of $1.6 million for the three months ended March 31, 1999 to give effect to the offerings and the application of our estimated net offering proceeds to repay debt. See "Use of Proceeds."

                          UNAUDITED PRO FORMA COMBINED

                            STATEMENT OF OPERATIONS

                                                                                                          Three
                                                                                                         months
                                                                                                          ended
                                                                                                        March 31,
                                                Year ended December 31, 1998                              1999
                          ---------------------------------------------------------------------------- -----------
                                              Travel      Other      Pro forma              Pro forma   Pro forma
                          Advanstar   MAGIC    Agent   Acquisitions adjustments Pro forma  as adjusted as adjusted
                          ---------  -------  -------  ------------ ----------- ---------  ----------- -----------
                                           (in thousands, except per share data)
Statement of Operations:
Net revenue.............  $259,825   $20,259  $17,959     $8,323      $   300   $306,666    $306,666     $99,084
Gross profit............    90,790    13,973    5,917      3,084          707    114,471     114,471      40,613
 General and
  administrative
  expenses..............    33,486     2,277    2,653      1,990       (2,445)    37,961      37,961      10,132
 Non-cash stock option
  compensation..........     3,397       --       --         --           --       3,397       3,397       2,997
 Depreciation and
  amortization..........    51,331       130       42        --         6,470     57,973      57,973      10,378
                          --------   -------  -------     ------      -------   --------    --------     -------
Operating income
 (loss).................     2,576    11,566    3,222      1,094       (3,318)    15,140      15,140      17,106
Interest income
 (expense), net.........   (27,862)      155     (116)       --        (9,695)   (37,518)    (29,979)     (7,183)
Other income (expense),
 net....................    (1,886)      --       --         --         1,849        (37)        (37)        364
                          --------   -------  -------     ------      -------   --------    --------     -------
Income (loss) before
 income taxes...........   (27,172)   11,721    3,106      1,094      (11,164)   (22,415)    (14,876)     10,287
Provision for income
 taxes..................     1,264     4,390       78        --        (4,468)     1,264       1,264         494
                          --------   -------  -------     ------      -------   --------    --------     -------
Net income (loss).......  $(28,436)  $ 7,331  $ 3,028     $1,094      $(6,696)  $(23,679)   $(16,140)    $ 9,793
                          ========   =======  =======     ======      =======   ========    ========     =======
Net income (loss) per
 share, diluted.........  $  (0.96)                                             $  (0.80)   $  (0.44)    $  0.24
                          ========                                              ========    ========     =======
Weighted average shares
 outstanding, diluted...    29,652                                                29,652      36,652      41,486
Other Financial Data:
EBITDA..................  $ 53,828   $11,696  $ 3,264     $1,094      $ 2,932   $ 72,814    $ 72,814     $27,807
EBITDA margin...........      20.7%     57.7%    18.2%      13.1%                   23.7%       23.7%       28.1%
Non-cash stock option
 compensation...........  $  3,397                                              $  3,397    $  3,397     $ 2,997
Depreciation and
 amortization...........    51,823   $   130  $    42     $  --       $ 6,470     58,465      58,465      10,524
Capital expenditures....     4,154        65       53        --                    4,272       4,272         791

      Set forth below is a reconciliation of operating income to EBITDA for the periods indicated:

                                                                                                    Three
                                                                                                   months
                                                                                                    ended
                                                                                                  March 31,
                                              Year ended December 31, 1998                          1999
                         ----------------------------------------------------------------------- -----------
                                           Travel    Other      Pro forma             Pro forma   Pro forma
                         Advanstar  MAGIC  Agent  Acquisitions adjustments Pro forma as adjusted as adjusted
                         --------- ------- ------ ------------ ----------- --------- ----------- -----------
                                                     (in thousands)
Operating income
 (loss).................  $ 2,576  $11,566 $3,222    $1,094      $(3,318)   $15,140    $15,140     $17,106
Depreciation and
 amortization...........   51,823      130     42       --         6,470     58,465     58,465      10,524
Minority interest.......     (571)     --     --        --          (220)      (791)      (791)        177
                          -------  ------- ------    ------      -------    -------    -------     -------
EBITDA..................  $53,828  $11,696 $3,264    $1,094      $ 2,932    $72,814    $72,814     $27,807
                          =======  ======= ======    ======      =======    =======    =======     =======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      This discussion and analysis of Advanstar's financial condition and results of operations should be read in conjunction with the "Unaudited Pro Forma Combined Financial Information" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

      Advanstar is a worldwide provider of integrated, business-to-business marketing communications solutions for targeted industry sectors, principally through trade shows and conferences and through controlled circulation trade, business and professional magazines. We also provide a broad range of other marketing services products, including classified advertising, direct mail services, reprints, database marketing, directories, guides and reference books.

      Advanstar reports its business in three segments: trade shows and conferences, which consists primarily of the management of expositions and seminars held in convention and conference centers; publications, which consists primarily of the creation and distribution of controlled circulation trade, business and professional magazines; and marketing services, which consists primarily of sales of a variety of direct mail and database products, magazine editorial reprints, and directory and classified advertising.

      Trade shows and conferences accounted for 62.1% of total revenue for the three months ended March 31, 1999, and 43.5% of total revenue for 1998. Publications accounted for 33.6% of total revenue for the three months ended March 31, 1999 and 50.2% of total revenue for 1998. Marketing services accounted for 4.3% of total revenue for the three months ended March 31, 1999 and 6.3% of total revenue for 1998.

Sources of Revenue

      Trade shows and conferences. The trade shows and conferences segment derives revenue principally from the sale of exhibit space and conference attendance fees generated at its events. Events are generally held on an annual basis in major metropolitan or convention areas such as New York City or Las Vegas. At many of our trade shows, a portion of exhibit space is reserved and partial payment is received as much as a year in advance. For example, over 70% of exhibit space at our MAGIC, Dealernews and Call Center shows is reserved prior to the end of the preceding show. The sale of exhibit space is affected by the on-going quality and quantity of attendance, venue selection and availability, industry life cycle and general market conditions. Revenue and related direct event expenses are recognized in the month in which the event is held. Cash is collected in advance of an event and is recorded on our balance sheet as deferred revenue.

      Publications. The publications segment derives revenue principally from the sale of advertising in its business-to-business magazines. In 1998, approximately 93.7% of revenue from publications was derived from advertising and approximately 3.7% from subscriptions. Most publications are produced monthly with advertising sold both on an annual schedule and single insertion basis. The sale of advertising is affected by new product releases, circulation, readership studies and general market conditions. Advertising revenue is recognized on the publication issue date, and subscription revenue, if any, is recognized over the subscription period, typically one year.

      Marketing services. The marketing services segment derives its revenue from the sale of value-added marketing products such as classified advertising, direct mail services, reprints, database marketing, directories, guides and reference books. These products complement and, in many cases, utilize the content or databases generated by our trade shows, conferences and publications. The sale of these products is affected by the success of the event or publication from which these products are derived, the quality of the sales team and general market conditions. Revenue is generally recognized when the applicable product is shipped.

Components of Expenses

      Trade shows and conferences. Costs incurred by the trade shows and conferences segment include facility rent, outsourced services such as registration, security and decorator, and attendee and exhibitor promotion. Exhibitors contract directly with third parties for on-site services such as electrical, booth set-up and drayage. Staff salaries and related payroll expenses are treated as monthly period expenses. All other direct costs are expensed in the month the event occurs. General and administrative costs are not allocated to the segments.

      Publications. Costs incurred by the publications segment include printing, paper and postage; selling and promotion; editorial and prepress; and circulation acquisition and fulfillment. Additionally, publisher and sales staff costs, and production, editorial and circulation staff costs, with related payroll taxes and benefits, are charged to the publications. We outsource the actual printing of our publications. General and administrative costs are not allocated to the segments.

      Marketing services. Costs of the marketing services segment include printing and distribution costs, database administration fees and staff salaries and related payroll taxes and benefits. General and administrative costs are not allocated to the segments.

Selected Financial Data

      The following table sets forth selected statements of operations and other financial data. The 1996 data is combined financial data accumulated from the historical financial statements of the Predecessor for the period from January 1, 1996 to May 31, 1996 and of Advanstar for the period from June 1, 1996 to December 31, 1996. The combined financial data is presented for comparative purposes only, does not fully comply with GAAP and does not purport to reflect the operating results of Advanstar as if Advanstar had been controlled by Hellman & Friedman Capital Partners for the full year.

      We define "EBITDA" as operating income plus amortization and depreciation. EBITDA does not represent, and should not be considered to be, an alternative to net income or cash flow from operations as determined in accordance with GAAP, and our calculation thereof may not be comparable to that reported by other companies. We believe that EBITDA provides useful information regarding our ability to service and/or incur indebtedness and is used by many other companies. Our lenders have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments. Accordingly, EBITDA is not necessarily indicative of amounts that may be available to us for discretionary uses.

      To calculate EBITDA for 1998 and for three months ended March 31, 1998 and 1999, we adjusted operating income by $0.6 million, $0.3 million and $0.2 million, respectively, to reflect minority interest. There was no minority interest in 1996 and 1997.

                                                               Three months
                                 Year ended December 31,      ended March 31,
                                ----------------------------  ----------------
                                  1996      1997      1998     1998     1999
                                --------  --------  --------  -------  -------
                                              (in thousands)
Net revenue
  Trade shows and conferences.. $ 36,418  $ 61,608  $113,066  $32,302  $61,573
  Publications.................  101,774   111,611   130,442   26,132   33,272
  Marketing services and
   other.......................   12,814    14,437    16,317    3,629    4,239
                                --------  --------  --------  -------  -------
    Total net revenues.........  151,006   187,656   259,825   62,063   99,084
Production, selling and other
 direct expenses
  Trade shows and conferences..   21,932    41,809    68,538   16,588   29,472
  Publications.................   69,362    77,810    92,727   20,937   26,400
  Marketing services and
   other.......................    6,101     6,720     7,770    2,076    2,599
                                --------  --------  --------  -------  -------
    Total production, selling
     and other direct
     expenses..................   97,395   126,339   169,035   39,601   58,471
General and administrative
 expenses......................   28,782    30,478    36,065    8,791   10,854
Non-cash stock option
 compensation..................      --        --      3,397      --     2,997
Amortization...................   14,759    24,326    48,752    5,652    9,656
                                --------  --------  --------  -------  -------
    Operating income...........   10,070     6,513     2,576    8,019   17,106
Other income (expense):
  Interest expense (net).......  (14,474)  (15,117)  (27,862)  (3,814)  (8,827)
  Other income (expense).......     (465)      292    (1,886)     290      364
Provision for income taxes.....    1,089       583     1,264       54      494
                                --------  --------  --------  -------  -------
Net income (loss).............. $ (5,958) $ (8,895) $(28,436) $ 4,441  $ 8,149
                                ========  ========  ========  =======  =======
EBITDA......................... $ 28,209  $ 34,039  $ 53,828  $14,670  $27,807

Three Months Ended March 31, 1999 Compared to the Three Months Ended March 31, 1998

Revenue

      Revenue increased $37.0 million or 59.7% from $62.1 million for the first three months of 1998 to $99.1 million for the comparable period in 1999.

      Revenue from our trade shows and conferences increased $29.3 million or 90.6% from $32.3 million for the first three months of 1998 to $61.6 million for the first three months of 1999. The increase in revenue was attributable to acquisitions and new launches, such as MAGIC and iEC Europe and the growth in our existing product portfolio. Acquisitions that we completed after March 31, 1998 accounted for 47.2% of our total revenue from trade shows and conferences for the first three months of 1999 and new launches after March 31, 1998 accounted for 4.1%. In 1998, we acquired MAGIC, TeleCon, Telexpo, SCANTECH and eight other trade shows and conferences.

      Revenue from our publications increased $7.2 million or 27.3% from $26.1 million for the first three months of 1998 to $33.3 million for the first three months of 1999. The increase in revenue was attributable primarily to acquisitions that we made in 1998 and a modest increase in 1998 of advertising pages and advertising revenue per page. Acquisitions that we completed after March 31, 1998 accounted for 23.6% of total revenue from publications for the first three months of 1999 and new launches after March 31, 1998 accounted for 1.3%. In 1998, we acquired Travel Agent and six other trade publications, including TeleProfessional and Post.

      Revenue from our marketing services increased $0.6 million or 16.8% from $3.6 million for the first three months of 1998 to $4.2 million for the first three months of 1999. Growth in revenue from list rentals, classified advertising and books was primarily responsible for the increase.

Production, selling and other direct expenses

      Production, selling and other direct expenses increased $18.9 million or 47.7% from $39.6 million for the first three months of 1998 to $58.5 million for the first three months of 1999.

      Trade shows and conferences production, selling and other direct expenses increased $12.9 million or 77.7% from $16.6 million for the first three months of 1998 to $29.5 million for the first three months of 1999. This increase was primarily due to increases in our operation, promotion and management costs associated with the acquisitions that we completed after March 31, 1998 as well as to costs attributable to new launches and growth in our existing events.

      Publications production, selling and other direct expenses increased $5.5 million or 26.1% from $20.9 million for the first three months of 1998 to $26.4 million for the first three months of 1999. Direct costs related to acquisitions of publications that we completed after March 31, 1998 were primarily responsible for the increase.

      Marketing services production, selling and other direct expenses increased $0.5 million or 25.2% from $2.1 million for the first three months of 1998 to $2.6 million for the first three months of 1999. This increase was primarily due to increased selling expenses incurred as a result of our efforts to market these products as well as increased costs of production due to the growth in those respective product lines.

General and administrative expenses

      General and administrative expenses increased $5.1 million or 57.6% from $8.8 million for the first three months of 1998 to $13.9 million for the first three months of 1999. This increase was primarily attributable to a $3.0 million non-cash charge related to our stock option plan and to increased overheads acquired with the acquisitions that we made after March 31, 1998.

Amortization

      Amortization expense increased $4.0 million from $5.7 million for the first three months of 1998 to $9.7 million for the first three months of 1999 primarily attributable to increased amortization of intangible assets related to the acquisitions that we completed after March 31, 1998.

Operating income

      Operating income increased $9.1 million or 113.3% from $8.0 million for the first three months of 1998 to $17.1 million for the first three months of 1999 primarily attributable to acquisitions that we made during 1998, partially offset by a $3.0 million non-cash charge for stock option related compensation expense and increased amortization expense.

Interest expense

      Net interest expense increased $5.0 million or 131.4% from $3.8 million for the first three months of 1998 to $8.8 million for the first three months of 1999 due to the additional indebtedness necessary to fund acquisitions made after March 31, 1998. In April 1998, we issued our 9 1/4% Senior Subordinated Notes due 2008 in the amount of $150.0 million at a fixed rate of 9.25% to fund a portion of our acquisition of MAGIC. Interest on our 9 1/4% Senior Subordinated Notes due 2008 is payable semi-annually with the first payment made on November 1, 1998.

Net income

      Net income increased $3.7 million or 83.5% from $4.4 million for the first three months of 1998 to $8.1 million for the first three months of 1999 primarily due to the changes described above.

EBITDA

      EBITDA increased $13.1 million or 89.6% from $14.7 million for the first three months of 1998 to $27.8 million for the first three months of 1999. The increase was due primarily to an increase in our revenue and resulting increase in operating performance as described above.

1998 Compared to 1997

Revenue

      Revenue increased $72.1 million or 38.5% from $187.7 million in 1997 to $259.8 million in 1998.

      Revenue from our trade shows and conferences increased $51.5 million or 83.5% from $61.6 million to $113.1 million in 1998. The increase in our revenue was attributable to trade shows and conferences that we acquired in 1998, new launches such as Healthcare Information Technology, WORLDPHARM and Call Centre Solutions and the growth of our existing product portfolio and revenue generated by our plastics events which were not held in 1997, offset by the discontinuation in 1998 of some trade shows and conferences held in 1997. Acquisitions that we acquired during 1998 accounted for 37.6% of total revenue from trade shows and conferences in 1998 and new launches during 1998 accounted for 3.6%. In 1998, we acquired MAGIC, TeleCon, Telexpo, SCANTECH and eight other trade shows and conferences.

      Revenue from our publications increased $18.8 million or 16.9% from $111.6 million to $130.4 million in 1998. The increase in revenue was attributable primarily to acquisitions in 1998 and a modest increase in 1998 of advertising pages and advertising revenue per page, partially offset by the sale or discontinuation in 1998 of some magazines published in 1997. Acquisitions during 1998 accounted for 13.4% of total revenue from publications in 1998. In 1998, we acquired Travel Agent and six other trade publications, including TeleProfessional and Post. We also launched several other publications in 1998, which increased revenue.

      Revenue from our marketing services increased $1.9 million or 13.0% from $14.4 million to $16.3 million in 1998. Growth in revenue from our list rentals, classified advertising and reprints was primarily responsible for the increase.

Production, selling and other direct expenses

      Production, selling and other direct expenses increased $42.7 million or 33.8% from $126.3 million in 1997 to $169.0 million in 1998.

      Trade shows and conferences production, selling and other direct expenses increased $26.7 million or 63.9% from $41.8 million to $68.5 million in 1998. This increase was primarily due to increases in operation, promotion and management costs associated with the acquisitions that we completed in 1998 as well as costs attributable to our new launches and growth of our existing events.

      Publications production, selling and other direct expenses increased $14.9 million or 19.2% from $77.8 million to $92.7 million in 1998. Direct costs related to our acquisitions of publications in 1998 were primarily responsible for the increase.

      Marketing services production, selling and other direct expenses increased $1.1 million or 15.6% from $6.7 million to $7.8 million in 1998. This increase was primarily due to increased selling expenses incurred as a result of our efforts to market these products as well as increased costs of production due to the growth in those respective product lines.

General and administrative expenses

      General and administrative expenses increased $9.0 million or 29.5% from $30.5 million to $39.5 million in 1998. This increase was primarily attributable to overheads acquired with acquisitions that we made in 1998 and a $3.4 million non-cash charge related to our stock option plan. We also incurred incremental expenses relating to the establishment of our Latin American operations and to the expansion of infrastructure to support our new industry-focused organization.

Amortization

      Amortization expense increased $24.5 million from $24.3 million to $48.8 million in 1998 primarily due to increased amortization of intangible assets related to the acquisitions that we completed in 1998 and a $12.7 million write-off of impaired intangible assets related to three discontinued trade shows and two discontinued publications as well as the replacement of certain software system applications.

Operating income

      Operating income decreased $3.9 million or 60.4% from $6.5 million to $2.6 million in 1998 due primarily to increased amortization and the incurrence of a $3.4 million charge for non-cash, stock option-related compensation expense, partially offset by our improved operating performance.

Interest expense

      Net interest expense increased $12.8 million or 84.3% from $15.1 million to $27.9 million in 1998, due to the incurrence of additional indebtedness necessary to fund acquisitions that we made in 1998. In April 1998, we issued our 9 1/4% Senior Subordinated Notes due 2008 in the amount of $150.0 million at a fixed rate of 9.25% to fund a portion of our acquisition of MAGIC. Interest on the Notes is payable semi-annually with the first payment made on November 1, 1998.

Net loss

      Net loss increased $19.5 million from $8.9 million to $28.4 million in 1998. In addition to the changes described above, the increase was due to the write-off of $4.1 million of unamortized intangibles relating to the refinancing of our credit facilities as part of the acquisition of MAGIC, partially offset by a gain of $2.2 million on the disposition of our publishing assets.

EBITDA

      EBITDA increased $19.8 million or 58.1% from $34.0 million to $53.8 million in 1998. The increase was due primarily to the increase in our revenue and resulting increase in operating performance as described above.

1997 Compared to Combined 1996

Revenue

      Revenue increased $36.7 million or 24.3% from $151.0 million in 1996 to $187.7 million in 1997.

      Revenue from our trade shows and conferences increased $25.2 million or 69.2% from $36.4 million to $61.6 million in 1997. The increase in revenue was primarily attributable to acquisitions as well as growth in our existing business and specifically in our U.S. and European call center trade shows and conferences, partially offset by the absence of three events for the plastics industry in 1997. Acquisitions that we made during 1997 accounted for 40.8% of total revenue from trade shows and conferences in 1997 and our new launches during 1997 accounted for 3.6%. In 1997, we acquired the Expocon trade shows and the Hair Color conference.

      Revenue from our publications increased $9.8 million or 9.7% from $101.8 million to $111.6 million in 1997. The increase in our revenue resulted from the Premier Hotels & Resorts and TelePress acquisitions that we made completed during 1997 and the improved operating performance of Telecom Asia and our other telecommunications and information technology publications. These increases were partially offset by the discontinuance of a small publication in late 1996. Acquisitions that we made during 1997 accounted for 4.2% of our total revenue from publications in 1997.

      Revenue from our marketing services increased in $1.6 million or 12.7% from $12.8 million to $14.4 million in 1997. Growth in revenue from our database product marketing and direct mail was primarily responsible for the increase.

Production, selling and other direct expenses

      Production, selling and other direct expenses increased $28.9 million or 29.7% from $97.4 million in 1996 to $126.3 million in 1997.

      Trade shows and conferences production, selling and other direct expenses increased $19.9 million or 90.6% from $21.9 million to $41.8 million in 1997. This increase was primarily due to operation, promotion and management costs associated with our 1997 acquisitions and increases in direct costs due to growth in the size and revenue of our existing trade shows and conferences.

      Publications production, selling and other direct expenses increased $8.4 million or 12.2% from $69.4 million to $77.8 million in 1997. This increase is primarily a result of increased expenses relating to the operations of businesses that we acquired during late 1996 and 1997, and to a lesser extent, increased investment in circulation, sales staffing and promotion and marketing.

      Marketing services production, selling and other direct expenses increased $0.6 million or 10.1% from $6.1 million to $6.7 million in 1997. This increase was primarily due to increased selling expenses incurred as a result of our effort to market these products.

General and administrative expenses

      General and administrative expenses increased $1.7 million or 5.9% from $28.8 million to $30.5 million in 1997. Most of this increase was due to incremental general and administrative expenses relating to our operation of acquired businesses and related expansion of infrastructure, primarily in Brazil and Hong Kong.

Amortization

      Amortization expense increased $9.5 million or 64.8% from $14.8 million to $24.3 million in 1997 primarily due to increased amortization of intangible assets related to the acquisitions that we made in 1997.

Operating income

      Operating income decreased $3.6 million or 35.3% from $10.1 million to $6.5 million in 1997 primarily due to the $6.8 million increase in non-cash amortization resulting from the acquisition of Advanstar by Hellman & Friedman Capital Partners. Operating income before amortization increased $6.0 million or 24.2% from $24.8 million to $30.8 million in 1997 due to the revenue and operating performance improvements discussed above.

Interest expense

      Net interest expense increased $0.6 million or 4.4% from $14.5 million to $15.1 million in 1997 due to the incurrence of additional indebtedness necessary to partially fund acquisitions that we completed in late 1996 and early 1997.

Net loss

      Net loss increased $2.9 million or 49.3% from $6.0 million to $8.9 million in 1997 primarily due to increased amortization resulting from the acquisition of Advanstar by Hellman & Friedman Capital Partners, partially offset by improvements in operating income before amortization.

EBITDA

      EBITDA increased $5.8 million or 20.7% from $28.2 million to $34.0 million in 1997. This increase was primarily due to a $6.0 million increase in our operating income before amortization, partially offset by a decrease of $0.2 million in depreciation.

Liquidity and Capital Resources

      Historically, our financing requirements have been funded through cash generated by operating activities, the sale of additional shares of common stock to existing stockholders, revolving and term loan borrowings under revolving credit facilities and, in 1998, term loan borrowings and the issuance of $150.0 million of our 9 1/4% Senior Subordinated Notes due 2008.

      Cash flows from operating activities. Net cash provided by operations for the first three months of 1999 increased $6.3 million or 188.8% from $3.4 million for the first three months of 1998 to $9.7 million for the first three months of 1999. The increase was due to an increase in our net income of $3.7 million adjusted for the increase of $4.9 million of depreciation, amortization and other charges, offset by an increase in working capital items of $5.3 million relating primarily to higher deferred revenue balances from MAGIC and other acquisitions. Additionally, for the first three months of 1999, a non-cash charge of $3.0 million was taken as compensation expense to reflect the value of certain stock options held by our senior management.

      In 1998, net cash provided by operations increased $20.1 million or 159.3% from $12.6 million to $32.7 million. The increase was due to an increase in our net loss of $19.5 million as a result of higher interest expenses associated with financing the acquisition of MAGIC, adjusted for a gain on the sale of assets of $2.2 million, an increase of $12.8 million of depreciation and amortization, a non-cash charge of $12.7 million related to impaired assets and a decrease in working capital items of $9.7 million relating primarily to higher deferred revenue balances from MAGIC and other acquisitions. Additionally, in 1998, a non-cash charge of $3.4 million was taken as compensation expense to reflect the value of certain stock options held by our senior management.

      Cash flows from investing activities. Net cash used in investing activities decreased $23.8 million from $27.1 million to $3.3 million for the first three months of 1999. The decrease is primarily due to cash that we used for acquisitions during the first quarter of 1998.

      In 1998, net cash used in investing activities increased $325.0 million from $33.3 million to $358.3 million. The increase is primarily due to cash that we used for the acquisitions that we completed in 1998, net of acquired working capital, offset by proceeds of $4.3 million from the sale of publishing properties in 1998, and an increase of $1.9 million in our capital expenditures.

      Cash flows from financing activities. Net cash provided by financing activities decreased $30.7 million from a source of $22.8 million for the first three months of 1998 to a use of $7.9 million for the first three months of 1999. The decrease is due primarily net borrowings during the first quarter of 1998 used to finance acquisitions partially offset with repayments during the first quarter of 1999.

      In 1998, net cash provided by financing activities increased $307.4 million from $25.2 million to $332.6 million. The increase is due primarily to the refinancing of our credit facility in April 1998 and August 1998 (consisting of $250.0 million of senior term loans and a $60.0 million revolving credit facility replacing outstanding senior term and revolver loans of $187.0 million), issuance of $150.0 million of our 9 1/4% Senior Subordinated Notes due 2008, and the sale of additional shares of our common stock for $71.0 million to our existing stockholders to finance the acquisition that we completed in 1998.

      Capital expenditures. Capital expenditures decreased $0.4 million from $1.2 million for the first three months of 1998 to $0.8 million for the first three months of 1999. Capital expenditures increased $1.9 million from $2.3 million to $4.2 million in 1998. The increase was due primarily to upgrades and expansion of certain of Advanstar's computer networks and servers as well as expenditures for additional exposition wall and lighting systems. Annual capital expenditures have historically included approximately $1.5 million for routine replacement or maintenance level requirements primarily for expenditures related to our desktop computers and management information systems. Capital expenditures have been financed by our cash flows from operations. We anticipate our capital expenditures will increase from 1998 levels to approximately $5.0 million to $5.5 million in 1999 as a result of our recent acquisition activity and the resultant increase in the size of the Company's overall business and information system requirements. Expenditures include additions for desktop replacement programs, various software upgrades and enhancements, and the expansion of our communication networks and systems. Capital expenditures after 1999 are expected to drop back to levels of approximately $4.0 million to $4.5 million annually. Management further believes that our operating cash flows will be sufficient to fund anticipated levels of capital expenditures.

      Management expects our primary source of liquidity will be cash flow from operations. We also have a $60.0 million revolving credit line under its credit facility available for funding capital expenditures, working capital needs, acquisitions or for other general corporate purposes. As of March 31, 1999, we have approximately $38.0 million of availability under the revolving credit line. We generally operate with negative working capital, excluding cash and current maturities of long-term debt, due to the impact of deferred revenue from trade shows, which is billed and collected as deposits up to one year in advance of the respective trade show. Consequently, our existing operations are expected to maintain very low or negative working capital balances, excluding cash and current maturities of long-term debt. Management believes that we have sufficient capital resources for ongoing operating requirements. For our long-term capital requirements beyond December 31, 2000, we will continue to rely on operating cash flows and believe that we will be able to access to capital markets. We make no assurance that we will have access to these markets on terms favorable to us or at all.

      Interest payments on our 9 1/4% Senior Subordinated Notes due 2008 and interest and principal payments under our credit facility will represent significant liquidity requirements for us. Our credit facility includes both term loans and a revolving credit facility. The senior term debt under our credit facility consists of two tranches, $100.0 million of tranche A term loans amortizing over 5.5 years and maturing October 31, 2003 and $150.0 million of tranche B term loans with modest amortization over the initial
5.5 years of its term maturing with balloon payments in 2004 and 2005. The Chase Manhattan Bank, as administrative agent, leads our lenders under the tranche A term loans, which include BankBoston, N.A., Dresdner Bank AG, Fleet National Bank, Heller Financial and First Source Financial LLP. Our lenders under the tranche B term loans also include several other institutional funds. After giving effect to the use of proceeds from the offerings, as of March 31, 1999, we would have approximately $153.5 million outstanding under our term loans and approximately $22.0 million outstanding under our revolving credit loans. See "Description of Certain Indebtedness" included elsewhere in this prospectus for a description of how our indebtedness under the term loans matures. The $60.0 million revolving credit facility matures on October 31, 2003. The interest rates under our revolving credit facility fluctuate and significant increases in LIBOR could adversely impact our liquidity. To mitigate such risk, we have capped our interest rate exposure by fixing interest rates on approximately $225.0 million of its total long-term debt by the issuance of its 9 1/4% Senior Subordinated Notes due 2008 and the purchase of interest rate cap agreements ranging from 8.0% to 8.5%.

      We are currently engaged in discussions with our lenders under the credit facility to refinance our indebtedness. We believe that we may obtain more favorable interest rates and modifications to other terms under our credit facility as a result.

      Management believes that cash flow from operations and borrowings under the revolving credit facility will provide adequate funds for our working capital needs, planned capital expenditures, debt service obligations (including our 9 1/4% Senior Subordinated Notes due 2008) and other needs. Management believes such liquidity also will enable us to make selective acquisitions to the extent of available free cash flow and remaining availability under our revolving credit facility. There can be no assurance that our business will generate sufficient revenue growth, or that future borrowings will be available to enable us to service our indebtedness and, or to fund our other liquidity needs. See "Risk Factors" included elsewhere in the prospectus.

Year 2000

      We have conducted a review of our computer systems and software infrastructure to identify risks related to processing Year 2000 information, and have begun implementing our plan to correct any failures to be Year 2000 compliant. We believe that the implementation will be completed by September 1999 and that the total cost to implement the plan should be no more than $4.3 million, of which approximately $1.1 million had been incurred as of March 31, 1999. Because most of these costs relate to the purchase of capital equipment, most of these costs will be capitalized. Management believes that, with modifications or upgrades to existing software, Year 2000 compliance will not pose significant operational issues. We have identified significant service providers, vendors and suppliers that we believe will be critical to our business operations after December 31, 1999. We are conducting a review of the Year 2000 compliance of these service providers, vendors and suppliers. The outcome of our Year 2000 readiness review depends on a number of risks and uncertainties, some of which are beyond our control. Based on our review and assessment to date, management does not believe that any Year 2000 issues will have a material adverse effect on our business, financial condition or results of operations. If we are not able to resolve any unforeseen Year 2000 issues, there could be a delay in providing services to new subscribers of our publications and in our trade show operations, such as invoicing exhibitors. If our services were delayed, we would continue to mail our publications to our subscribers as of December 31, 1999 and manually invoice exhibitors at our trade shows until we could take remedial action. We do not believe a delay caused by failure to resolve unforeseen Year 2000 issues would have a material impact on our revenue.

Market Risk

      We are exposed to changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

      Interest. We rely significantly on long-term variable and fixed-rate debt in its capital structure. We use interest rate caps to manage a portion of the floating-rate balance of its interest sensitive liabilities. Our outstanding interest-sensitive financial instruments as of December 31, 1998, are reflected in note 5 of the notes accompanying the consolidated financial statements included elsewhere in this prospectus. In addition, we have $150.0 million, face value, of 9 1/4% Senior Subordinated Notes due 2008.

      At December 31, 1998, the carrying value of our fixed-rate long-term debt approximated its fair value. Market risk related to our fixed-rate debt is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates at which our debt bore interest as of December 31, 1998, and amounts to approximately $4.9 million. Market risk related to our variable-rate debt is estimated as the potential decrease in pre-tax earnings resulting from a hypothetical one-half percent increase in interest rates, assuming we continue to make scheduled principal and interest payments during 1999. If interest rates rise immediately by one-half percent, our pre-tax earnings will decrease by $1.4 million in 1999.

      Currencies. We maintain assets and operations in Europe, South America and Asia and are exposed to fluctuations in the British Pound Sterling, the Euro and the Brazilian Real. As a result, exposure to gains and losses in these currencies exists. Our subsidiaries and affiliates also purchase and sell products and services in various currencies. As a result, we may be exposed to cost increases relative to the local currencies in the markets in which it sells. For 1998, a hypothetical 10% strengthening of the U.S. dollar relative to the currencies of foreign countries in which we operate would not have had a material effect on our results of operations.

Seasonality and Fluctuations in Quarterly Results of Operations

      On a relative basis, our revenue reaches its highest levels during the first and third quarters of the year largely due to the timing of the MAGIC trade shows and our other large trade shows and conferences. Because trade shows and conferences revenue is recognized when a particular event is held, we may experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

      The following table sets forth unaudited pro forma quarterly revenue for the quarters in the year ended December 31, 1998. The unaudited pro forma revenue for the year ended December 31, 1998 include the historical operations of Advanstar and gives effect to the acquisitions and two divestitures completed in 1998 as if they occurred on January 1, 1998. See "Unaudited Pro Forma Combined Financial Information." Our operating results for any quarter do not necessarily indicate what our operating results for any future period may be.

                                                1998 Quarters Ended
                                         ------------------------------------
                                         March 31  June 30  Sept. 30  Dec. 31
                                         --------  -------  --------  -------
                                                  (in thousands)
Pro forma revenue....................... $92,364   $72,139  $79,369   $62,794
Percent of total annual pro forma
 revenue................................    30.1%     23.5%    25.9%     20.5%

                                    BUSINESS

The Company

      We are a worldwide provider of integrated, business-to-business marketing communications solutions for targeted industry sectors, principally through trade shows and conferences and through controlled circulation trade, business and professional magazines. We also provide a broad range of marketing services products, including classified advertising, direct mail services, reprints, database marketing, directories, guides and reference books. We operate over 70 web sites which provide an interactive component to our core products. We currently own and manage 81 trade shows, most of which we believe are the largest events in their respective national or regional markets, and 26 conferences for business, professional and consumer audiences worldwide. We currently publish 71 specialized business magazines and professional journals and 39 directories and other publications. Of our 61 magazines and journals for which competitive data is available, we believe that over 70% rank either first or second in their respective markets. Since May 31, 1996, we have completed 24 acquisitions and joint ventures. Our total revenue has increased from approximately $151.0 million in 1996 to $306.7 million in 1998 on a pro forma basis.

      We serve a number of industry sectors in North America, Latin America, Europe, Asia and Australia. We market our broad range of products and services in certain niche markets of the following industry clusters in which we believe we have developed scale and expertise:

     .  Retail, Hospitality & Fashion,

     .  Healthcare, Science & Pharmaceuticals,

     .  Information Technology & Communications and

     .  Manufacturing & Processing.

      Within each of these clusters, we operate trade shows and publications targeted at businesses or professionals in specific or niche market segments. We believe our industry-focused cluster structure, rather than a product-focused approach, allows us to cross-sell our products and services effectively and to capture a larger share of our customers' marketing budgets. In each of our niche markets, many of the same customers advertise in our publications, exhibit at our trade shows and use our marketing services to reach their buyers. We have rapidly expanded our trade show, conference and publication products within each cluster through new product introductions and strategic acquisitions. This expansion further enhances our competitive position in each cluster and maximizes our existing marketing and customer service infrastructure and industry expertise.

      Trade shows and conferences. In 1998, we held 107 events. An event is a stand-alone trade show or conference. We believe that most of our events are the largest in their respective national or regional markets. For example, in our Retail, Hospitality & Fashion cluster, we produce MAGIC, the world's largest trade show dedicated to the men's apparel industry; WWDMAGIC, the second largest women's apparel trade show in the United States; and MAGICKids, a children's apparel trade show. In addition, we produce Artexpo New York, the largest mid-market art trade show in the United States; IBS New York, the largest exhibition and educational event on the East Coast for the beauty salon market; and Dealernews International Powersports Dealer Expo, the largest U.S. motorcycle accessories aftermarket trade show. Our largest trade shows and conferences in other clusters include Telexpo, the largest telecommunications trade show in Latin America, and Incoming Call Center Management Conference & Exhibition, the largest U.S. trade show and conference for the call center market.

      As is typical in the trade show industry, we rank our trade shows and conferences against the trade shows of our competitors based on an internally conducted analysis of net square feet of exhibition space. This data is typically reported by exhibitors and published in the Tradeshow Week Data Book, a publication that lists trade shows grouped by industrial classification codes. We include both direct and indirect competitors in such comparisons. Direct competitors are the trade shows within the same industrial classification code and geographic region as our trade shows. Direct competitors are also determined in some cases by the time of the year during which a trade show is held. Indirect competitors are subjectively determined by us on a case-by-case basis. These indirect competitors include (1) broad-based trade shows that the we know from prior experience display, among other products, products displayed at our trade shows and (2) trade shows identified by our current exhibitors as other trade shows in which they participate. Many of our trade shows have a commanding market presence. Some of our trade shows have insignificant or no direct competition, such as IBS New York, Licensing International, Dealernews International Powersports Dealer Expo and the TeleCon shows.

      Publications. In 1998, we published 110 publications. A publication is a magazine, newsletter, directory or other publication. Our largest magazines include Travel Agent, Video Store, Pharmaceutical Technology, Hotel & Motel MANAGEMENT and CADALYST. Travel Agent is the second largest non-computer U.S. trade magazine and the #1 trade periodical for the travel industry based on advertising revenue in 1997, according to the June 15, 1998 edition of Crain's Advertising Age.

      We utilize the industry-standard method of number of advertising pages to rank our publications against competitive publications. For purposes of these rankings, we have defined our markets narrowly as the niche of businesses or professionals at which a publication is exclusively or specifically targeted. Except where otherwise specifically referenced, we have based the rankings of our publications on the number of advertising pages in our publications compared to their competitors as determined by Inquiry Management Systems Ltd. or PERQ/HQI Research, a branch of VNU Business Information Services, Inc., each an independent third party.

      Marketing services. Within each industry-focused cluster, we offer our customers classified advertising, direct mail services, reprints, database marketing, directories, guides and reference books to support their business-to-business marketing communications programs. Our marketing services, particularly our direct mail services and directories, reinforce our efforts to cross-sell our events and publications and, we believe, further our goal of providing our customers "one-stop shopping" for their business-to-business marketing communications needs.

      Internet. We operate over 70 web sites which provide an interactive component of our core products. These web sites promote our trade shows, conferences and publications as well as our marketing services. Over 80% of our web sites either enable exhibitors and attendees to register on-line for our trade shows and conferences or permit prospective readers to subscribe on-line to our controlled circulation publications. In addition, many of our web sites provide attendees of our trade shows and conferences and readers of our publications the opportunity to receive additional product information through links to our customers' web sites.

      In 1998, after giving effect to the pro forma adjustments, we would have generated total revenue of approximately $306.7 million and EBITDA of approximately $72.8 million. Our pro forma EBITDA in 1998 includes a $3.4 million non-cash charge for stock option compensation. Our total pro forma revenue was derived primarily from sale of exhibition space at trade shows and from sales of advertising in our publications. In 1998, trade shows and conferences represented approximately 45.5% of our total pro forma revenue and approximately 54.1% of our total pro forma contribution, or gross profit before general and administrative expenses and amortization. Publications accounted for approximately 49.2% of our total pro forma revenue and approximately 38.8% of our total pro forma contribution. Other revenue components, including direct mail and database products and services, generated approximately 5.3% of our total pro forma revenue and approximately 7.1% of our total pro forma contribution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Operating Strategy

      Advanstar's objective is to be the leading business-to-business marketing communications company in the niche market segments which we choose to serve. Our strong market position serves as a platform to launch new products and services and to extend our existing products and services on a cost-effective basis. To achieve our objective, we operate our businesses based on the following strategies.

     . Operate Leading Trade Shows and Publish Leading Magazines in Attractive Niche Markets. We will continue to focus on owning and managing businesses that are the leading sources of information for businesses and professionals in specific niches. We believe that leading publications or trade shows serve as unique forums for business-to-business communication and provide substantial value to industry participants resulting in an attractive, high margin business for Advanstar. Niche markets, which are narrowly defined to include markets such as call centers or power sports, are often attractive publishing and trade show opportunities because of the difficulty in reaching industry leaders through general interest publications or at general expositions. We believe over 70% of our magazines and most of our trade shows are ranked either first or second in their respective niche markets. We intend to continue to focus on operating leading properties and may from time to time divest properties that do not meet this standard.

     . Maximize Our Share of Our Customers' Marketing Expenditures. We will continue to employ our integrated, solution-driven marketing approach to create cross-selling opportunities across existing and newly-launched or acquired products and services. We believe our industry-focused cluster structure enables us to better serve our customers' business-to-business marketing communications needs. In addition, we believe this approach facilitates the development of deeper relationships with our customers. We offer our customers a range of communications methods to attain their specific business-to-business marketing goals. For example, our customers can choose to benefit from face-to-face meetings at trade shows and conferences, achieve cost effective advertising through controlled circulation trade publications and seek to diversify and expand revenues through customized marketing services, including Internet links from our web sites.

     . Continue to Realize Economies of Scale Through Our Centralized Administrative and Production Facilities. We believe that our organizational structure creates opportunities (1) to launch new events and publications by building upon our existing products and services, (2) to generate attractive margins through centralized functional cost management and (3) to integrate and improve the profitability of acquired events and titles. To enhance operating flexibility and to deliver trade show and conference services cost effectively, we established a centrally-managed event operations structure in both the U.S. and Europe in 1997. In addition, we have an efficient and centralized publishing infrastructure in both the United States and Europe. We focus on continually improving our systems and processes to provide effective, low-cost operations in circulation, fulfillment, production and print and paper vendor management. Centralized support also exists in finance and accounting, information technology and communications, human resources and strategic planning.

     . Attract and Retain Superior Management. We will continue to reinforce our management team with experienced, talented individuals. Our senior managers have on average over 15 years of industry experience and an established record of growing revenue and EBITDA, developing new products, penetrating new markets and integrating acquisitions. Advanstar is led by Robert L. Krakoff, our Chairman and Chief Executive Officer, and James M. Alic, our Vice Chairman. Messrs. Krakoff and Alic joined Advanstar in July 1996. Prior to joining Advanstar, Mr. Krakoff was Chief Executive Officer of Reed Publishing USA and a director of its parent company, Reed-Elsevier plc. During Mr. Krakoff's 23-year tenure, he managed a trade show business, which became one of the largest worldwide event management companies. Prior to joining Advanstar, Mr. Alic served as Vice President and Controller of IBM Corporation, and prior thereto was the Chairman of Reed Exhibition Companies. Messrs. Krakoff and Alic and other members of Advanstar's management collectively, subject to vesting, own or have options to acquire approximately 8.9%, giving effect to the offerings, of Advanstar's common stock on a fully-diluted basis.

Growth Strategy

      Building upon our operating strategies, we continue to pursue the following growth strategies to expand our business.

     . Identify and Consummate Strategic Acquisitions. We intend to expand further in our existing industry sectors through strategic acquisitions and joint ventures designed to maintain and achieve market leading positions in particular niche markets. In addition, building upon our existing international infrastructure, we intend to make strategic acquisitions internationally and enter into joint ventures with local operating partners. We believe that we can enhance the value of acquired businesses by (1) integrating acquisitions and joint ventures into our efficient infrastructure,
        (2) applying our industry experience and (3) cross-selling new products and services. Since May 31, 1996, we have completed 24 acquisitions and joint ventures.

     . Launch New Products and Services Within Existing Clusters. We will continue to introduce new products and services to extend our market position and add fill-in products within our existing industry clusters. Also, we plan to expand internationally by introducing country-specific versions of our trade shows, conferences and publications. We believe that we can enhance our position in international markets by leveraging our widely recognized brands, our experience in international operations and our existing customers' demand for increased global marketing. We have a successful track record of developing new products and services within our existing industry clusters. In 1998, we launched eight expositions and conferences and four magazines in existing industry sectors to supplement our existing products and services. For example, in our call center sector, we have launched two trade shows since May 31, 1996, and we currently plan to launch two additional trade shows and one publication in 1999.

     . Enter Attractive New Industry Sectors. We will selectively enter new industry sectors in which we believe we can establish a strong market position and operate profitably. In identifying potential new sectors, we consider the size of the market, potential growth rates and the competitive environment. For example, through the acquisition of MAGIC, we became a leading participant in the U.S. men's apparel business-to-business market and increased revenue and improved margins by applying our extensive trade show experience.

Industry Overview

      Market-focused, business-to-business communications products and services are designed to enable companies to:

     .  increase sales;

     .  build brand loyalty;

     .  market new products and services to select target audiences; and

     .  learn about recent industry developments.

      According to the October 1998 Veronis, Suhler & Associates Communications Industry Forecast, business-to-business communications was the fifth fastest growing segment of the overall communications industry for the period from 1992 to 1997, with total spending growing at a compound annual growth rate, or otherwise referred to as CAGR, of 8.0% during that period. Total spending in business-to-business communications was $17.1 billion in 1997, according to the Veronis, Suhler & Associates report. The report forecasts a 10.1% CAGR for trade shows and exhibitions from 1997 to 2002, and a 8.0% CAGR for business magazines (which includes both general circulation magazines and controlled circulation magazines) over the same period.

      The business-to-business communications industry remains highly fragmented. In the United States and Canada, there are approximately 4,500 trade shows each year. Of these trade shows, approximately 55% are operated by media companies and independent event operators, and the remainder are operated by trade associations. According to Tradeshow Week Data Book '99, the top ten trade show producers will operate an aggregate of 629 trade shows in 1999, approximately 14% of the total number of trade shows expected to be held that year. In addition, the business-to-business communications industry currently includes approximately 4,800 trade magazine publishing companies that publish approximately 9,400 titles.

      Trade shows and conferences. A trade show or conference provides an opportunity for industry participants to conduct direct selling efforts, transact business and receive product information in the form of exhibits, conferences, workshops and other face-to-face forums. Trade show attendees include executives, manufacturers and developers, sales and marketing personnel, industry analysts, middle-level managers and other industry professionals. According to the Veronis, Suhler & Associates report, spending on exhibition space in trade shows and conferences amounted to $7.2 billion in 1997, a 10.8% increase from 1996. Trade show attendance grew by 6.4% in 1997.

      We believe that the increase in trade show spending and attendance reflects a growing awareness among companies of the numerous benefits of trade shows. As new products and services proliferate, both suppliers and their customers need efficient forums to interact and transact business with one another. For attendees, trade shows and conferences provide the opportunity to survey market trends, network with industry professionals and create relationships with new vendors. For exhibitors, trade shows and conferences represent cost effective means to position their company, products and services within the industry, introduce new products and cultivate relationships with new and existing customers. According to The Center for Exhibition Industry Research, in 1996, the cost of making a sales call at a trade show was 39% of the cost of making a field sales call. Moreover, the percentage of time spent actually selling in a given day equaled 67% at a trade show versus 32% on a field call. In addition, trade shows and conferences enable exhibitors to measure directly the return on their marketing investment based on actual sales and sales leads gathered at the event.

      Publications. Trade publications are generally published monthly and provide information about a specific industry or market segment within an industry. Business magazines have become one of the most dynamic advertising media in recent years, with advertising revenues expanding at a 9.5% CAGR for the period between 1994-1997, according to the Veronis, Suhler & Associates report. In general, trade publications are circulated free-of-charge to readers and generate revenues primarily from the sale of advertising.

      We believe that the increase in the advertising revenues of trade publications reflects a growing awareness among companies of the numerous benefits of advertising in specialized or controlled circulation publications. For readers, trade publications provide relevant and up-to-date industry-specific information. For advertisers, trade publications generally provide highly focused and targeted audiences of qualified, interested readers and a cost-effective means to disseminate information about their products.

      Marketing services. In recent years, many companies have sought complementary ways to reach their customers in addition to trade shows and trade publications. We believe that these companies are increasingly utilizing highly targeted marketing services such as classified advertising, direct mail, list rentals, reprints, database marketing, directories, guides and reference books.

      Internet. The rapidly growing number of users of the World Wide Web makes the Internet an increasingly effective advertising and brand-building vehicle. The Internet enables marketers to deliver product information and advertising to a targeted audience, track user behavior and process transactions on-line.

Products and Services

      We provide integrated solutions to our customers' business-to-business marketing communications needs. Within each cluster, we provide a comprehensive set of industry-focused marketing communications products, services and support, which include trade shows, conferences, publications and marketing services, to facilitate our customers' business-to-business marketing and communications programs. Our comprehensive set of trade shows, conferences, publications and marketing services positions Advanstar to better serve our customers' business-to-business marketing communications needs and to capture a larger share of their marketing expenditures.

      Trade Shows and Conferences. Our trade shows and conferences are an essential part of our overall portfolio of products and services. In 1998, we held 107 events. Our trade shows typically include an extensive conference program, which provides a forum for the exchange and dissemination of information relevant to a particular event niche. Our conferences typically have one or more keynote speakers drawn from industry leaders.

      The sales cycle for a future trade show typically begins shortly before the current show, with pricing, preliminary floor plans and exhibitor promotion mailed in advance of the current show so that selling for the future show can begin at the current show. Typically, this "upfront" selling includes floor space reservations with exhibitors executing a contract and making deposits for the future show. At many of our trade shows, a commitment for a large portion of exhibit space for the next event is reserved by the end of the current event. For example, at each of the MAGIC, Dealernews and Call Center trade shows, over 70% of the exhibit space for the future show is reserved by the end of the current show, and a portion of the fees is collected shortly thereafter. The sales cycle continues with selling to new exhibitors and collecting the balance of payments due. In general, we require exhibitor payments in full prior to a trade show as a condition to participation.

      In addition to the sale of exhibit space, we market to exhibitors a wide range of promotional opportunities to raise their visibility at an event, including directory and preview advertising, banners, sponsorships of related functions and a wide variety of other products or services. We also produce related conferences and workshops, which play a crucial strategic role in trade show development. Conferences, workshops and other ancillary forums all stimulate interest in the industry and drive attendance at the trade show. While show attendance is typically free for qualified attendees, participation in conferences at these shows can be a significant revenue source.

      Event promotion is undertaken through direct mail, using both in-house, exhibitor-provided and rented lists of pre-qualified industry participants. In those industry sectors for which we also have complementary publications, our publications play a key role in event promotion by providing lists from circulation files and editorial coverage for the upcoming show. Other industry magazines may also be involved, as the goal of any event is to represent the entire industry or market. The "show issue" of an industry magazine for a related event is often the biggest issue of the year, as the advertisers want to reinforce their show presence.

      In operating trade shows and conferences, we function in a capacity similar to a general contractor. Through our central trade show and conference operations, we select and manage venues, hotels, and vendors for decorating, registration, travel and housing, audio-visual services and other services. In many cases, venue and hotel reservations are made several years in advance, particularly for primary markets such as New York, Chicago, Las Vegas, Los Angeles and San Francisco. While the production of a show may involve hundreds of workers, we employ very few of the workers on-site. We therefore are able to have increased control over our overhead and permanent staffing costs.

      Publications. Our publications generally are controlled circulation, business-to-business trade magazines which are distributed free-of-charge to qualified recipients. We build readership and maintain the quality and quantity of our circulation based on delivering high quality, professional coverage of relevant industry information. Because we offer our advertisers access to a highly targeted, industry-specific subscriber base, our advertisers are willing to pay higher rates per reader than they would typically pay in the case of general circulation magazines.

      Recipients of our publications are targeted through market research designed to determine the market coverage and purchasing authority desired by prospective advertisers. Based on existing and acquired mail lists, the targeted recipient is then solicited through promotions offering free subscriptions to the relevant publications. High-quality circulation is achieved when a high percentage of the circulation list is recently qualified (within one or two years) and the publication is delivered at the direct request of the recipient. Recipients are qualified and re-qualified on a regular basis through direct mail, qualification cards included in the publication and, increasingly, the Internet. We attract recipients and improve the effectiveness of our advertising by maintaining and continuously improving the quality of the editorial content of our publications.

      Our advertising sales and editorial functions are dispersed throughout North America, Asia, Europe and Brazil advertising sales are predominantly conducted by our dedicated sales force. Editorial content for our publications is primarily staff-written, with some editorial contribution by freelance writers and industry or professional participants in selected markets.

      Our advertising materials and editorial content are integrated in our Duluth, Minnesota and Chester, United Kingdom production facilities, where layout, ad insertion and output to film is completed. All printing is outsourced to vendors, but printing contracts are negotiated and managed centrally. We purchase paper centrally through a relationship with one of the industry's largest paper brokers. This broker ships paper directly from the mills to the printers at our request. We maintain our own central U.S. fulfillment operations in Duluth to generate mailing labels and mailing instructions for the printers. Our production workforce is highly experienced and is based in relatively low-cost locations in Duluth and Chester.

      Marketing services. As a value-added supplement to our trade shows, conferences and publications, we offer our customers a variety of marketing services to support their business-to-business marketing communications programs. We believe that our marketing services highlight our commitment to be a "one stop" provider of business-to-business marketing communications solutions. Within each cluster, we provide classified advertising, direct mail services, reprints, database marketing, directories, guides and reference books. Our marketing services, particularly our direct mail services, support our efforts to cross-sell events and publications and customize our integrated products and services, thus enabling us to capture a larger share of our customers' marketing budgets. Our marketing services business enjoys attractive operating margins because of the low incremental product cost of reusing our existing data content and utilizing our centralized telephone sales approach.

      Internet. In addition to our trade shows, conferences, publications and marketing services, we are increasingly using the World Wide Web to deliver our integrated business-to-business marketing communications solutions to our customers. We operate a centralized web site that serves as a portal to our event- and publication-related web sites. We also believe that the Internet can be utilized on a customized basis to serve our customers' business-to-business marketing communication needs more efficiently and effectively by offering information 24 hours a day, seven days a week. For example, we are completing development on a web site, Travel Agent University, to serve as an on-line information and education resource for travel agents.

Our Markets

      Our comprehensive business-to-business marketing communications solutions for our four industry-related clusters--Retail, Hospitality & Fashion, Healthcare, Science & Pharmaceuticals, Information Technology & Communications and Manufacturing & Processing--and our Market Development cluster are set forth below.

Retail, Hospitality & Fashion

      Our Retail, Hospitality & Fashion cluster serves the fashion, art, beauty, travel and hospitality, entertainment and marketing, and motor vehicle industry sectors. In 1998, we delivered our business-to-business marketing communications solutions to our customers in these industry sectors through 34 trade shows, four conferences, 15 magazines, 13 directories and other publications, 46 marketing services products and 19 related web sites. Our trade shows and publications include:

     ^ MAGIC (the world's largest trade show dedicated to the men's apparel industry), WWDMAGIC (the second largest trade show for the women's apparel industry in the United States) and MAGICKids (a trade show for the children's apparel industry);

     ^ Artexpo New York (the largest mid-market art trade show in the United States);

     ^ IBS New York (the largest trade show and educational event on the East Coast for the beauty salon market; it has no significant direct competitors) and American Salon (the #2 publication for the professional beauty and hair care industry);

     ^ Travel Agent (the second largest non-computer U.S. trade magazine and #1 trade periodical for the travel industry based on advertising revenue in 1997, according to the June 15, 1998 edition of Crain's Advertising Age) and Hotel & Motel MANAGEMENT (the #2 publication for the hospitality management market);

     . Licensing International (the largest trade show for the merchandise licensing industry; it has no significant direct competitors); and

     . Dealernews International Powersports Dealer Expo (the largest aftermarket accessories trade shows in the United States targeted at motorcycle dealers; it has no significant direct competitors) and Dealernews (the #1 magazine targeted at retailers in the powersports market--motorcycles, snowmobiles and personal watercraft).

      The following table sets forth pro forma information relating to trade shows, conferences and publications in our Retail, Hospitality & Fashion cluster in 1998.

                                  Events                   Magazines
                             ----------------- ----------------------------------
                                                                   Number of our
                                    Net square                       magazines
                                     footage          Advertising     ranked
           Sector            Number    (1)     Number    pages    #1 or #2 (2)(3)
---------------------------- ------ ---------- ------ ----------- ---------------
Fashion.....................    7   1,729,000     1        281        1 of 1
Art.........................    3     186,000     1        703        0 of 1
Beauty......................    9     455,000     2        906        1 of 2
Travel/Hospitality..........    3      38,000     4      7,165        3 of 3
Entertainment/Marketing.....    5     280,000     5      2,235        3 of 4
Motor Vehicle...............   11     666,000     2      1,278        2 of 2
                              ---   ---------   ---     ------       --------
  Total.....................   38   3,354,000    15     12,568       10 of 13

--------

(1) Rounded to the nearest thousand.

(2) Of those for which data is available. For example, in the Entertainment/Marketing sector, there is competitive data available for four of our five publications and three of those four are either #1 or #2 in the market segment served. Data is generally available only for U.S. and major European markets.

(3) For purposes of these rankings, we have defined our markets narrowly as the niche of businesses or professionals at which a publication is exclusively or specifically targeted. Except where otherwise specifically referenced, we have based the rankings of our publications on the number of advertising pages determined by Inquiry Management Systems Ltd., an independent third party. While we believe our market definitions are appropriate, no independent source has verified them.

      We have identified numerous opportunities to grow our Retail, Hospitality & Fashion cluster by using our trade shows, conferences and publications as platforms to expand geographically and launch related products and services. We expect to launch four new events and two new publications in 1999. In addition, we believe that our MAGIC trade shows create opportunities to expand our strong market position into new segments of the fashion sector and, as in the case of MAGICEast, into new geographic regions. Similarly, our publications for the travel and hospitality sector, including Travel Agent, provide a strong foundation to launch related trade shows and services as well as to develop custom-publishing products and establish a stronger Internet presence, as with Travel Agent University.

Healthcare, Science & Pharmaceuticals

      Our Healthcare, Science & Pharmaceuticals cluster serves the healthcare, science and pharmaceuticals industry sectors. In 1998, we delivered our business-to-business marketing communications solutions to our customers in these industry sectors through six trade shows, nine conferences, 23 magazines, three directories and other publications, 58 marketing services products and 20 related web sites. We serve the healthcare sector in areas such as geriatrics, dermatology, ophthalmology and veterinary medicine, the science sector in areas such as spectroscopy and liquid and gas chromatography and the pharmaceutical sector in areas such as research and development, manufacturing, packaging and marketing. Our trade shows, conferences and publications include:

     . Abilities Expo (the largest consumer-oriented events targeting individuals with disabilities; they have no significant direct competitors);

     . Geriatrics (the #1 magazine for the geriatrics segment of the primary care market), Formulary (the #1 magazine for the drug selection market) and dvm THE NEWSMAGAZINE OF VETERINARY MEDICINE (the #1 magazine for veterinarians); and

     . Pharmaceutical Technology (the #1 publication targeted at pharmaceutical scientists, engineers and operation managers) and PHARMACEUTICAL EXECUTIVE (the #1 magazine for pharmaceutical company product managers and marketing professionals).

      The following table sets forth pro forma information relating to our trade shows, conferences and publications in our Healthcare, Science & Pharmaceuticals cluster in 1998:

                                  Events                   Magazines
                            ------------------  --------------------------------
                                                                     Number of
                                                                   our magazines
                                                                      ranked
                                   Net square          Advertising   #1 or #2
          Sector            Number footage (1)  Number    pages       (2)(3)
--------------------------- ------ -----------  ------ ----------- -------------
Healthcare.................    5     131,000      11      4,080       5 of 9
Science....................    3         N/A(4)    5      1,432       3 of 3
Pharmaceuticals............    7      40,000(4)    7      3,262       5 of 6
                             ---     -------     ---      -----      --------
  Total....................   15     171,000      23      8,774      13 of 18

--------

(1)  Rounded to the nearest thousand.

(2) Of those for which data is available. For example, in the Healthcare sector, there is competitive data available for nine of our 11 publications and five of those nine are either #1 or #2 in the market segment served. Data is generally available only for U.S. and major European markets.

(3) For purposes of these rankings, we have defined our markets narrowly as the niche of businesses or professionals at which a publication is exclusively or specifically targeted. Except where otherwise specifically referenced and in the case of our nine healthcare publications, we have based the rankings of our publications on the number of advertising pages determined by Inquiry Management Systems Ltd., an independent third party. In the case of our nine healthcare publications, we have based the rankings of our publications on the number of advertising pages determined by PERQ/HCI Research, a branch of VNU

  Business Information Services, Inc. and an independent third party. While we believe our market definitions are appropriate, no independent source has verified them.

(4) The three science events and six of the seven pharmaceutical events are conferences. At a conference, there is no exhibition space.

      Our publication portfolio for our Healthcare, Science & Pharmaceuticals cluster positions us to expand geographically and launch related products as well as demonstrates an opportunity to develop related trade shows, conferences, sponsored projects and Internet services. We expect to launch four new conferences in 1999. We have begun to leverage the success of Pharmaceutical Technology, the #1 publication in its niche market segment, through Pharmaceutical Technology Europe, Pharmaceutical Technology Asia and a series of U.S. and European conferences. In addition to expanding our trade shows and conferences, we plan to extend our publications to the Internet and to expand special projects.

      Moreover, as government regulation of marketing by pharmaceutical companies becomes more permissive, product managers and marketing professionals are increasingly targeting advertising and promotions directly to consumers. According to Competitive Media Reporting, pharmaceutical companies spent approximately $1.2 billion in 1998 on direct to consumer marketing efforts. We believe this trend towards consumer advertising and marketing presents another opportunity to serve our customers' needs for education, research and information. We have launched DTC Times, a supplement to PHARMACEUTICAL EXECUTIVE, to provide education, research and information and, if demand warrants, we may launch a stand-alone publication.

Information Technology & Communications

      Our Information Technology & Communications cluster serves the information technology, telecommunications and call center and computer telephony industry sectors. In 1998, we operated in these industry sectors through 23 trade shows, 12 conferences, 16 magazines, four directories and other publications, 31 marketing services products and 16 related web sites. In the information technology sector, we are a highly targeted niche exhibition organizer and publisher. The rapidly evolving, newly competitive telecommunications sector is one of our most important and fastest growing targeted markets. Through its global reach and rapid growth, our call center and computer telephony sector serves as a primary example of our successful market-focused expansion strategy. Our trade shows, conferences and publications include:

     . On Demand Digital Printing & Publishing Conference and Expo (the second largest trade show and conference for the digital print and publishing market) and CADALYST (the #2 publication targeted at end users, managers and executives in the computer-aided design and visualization market);

     . the TeleCon shows (the largest trade shows in the United States and Europe for the video conferencing and long distance learning markets; they have no significant competitors);

     . Incoming Call Center Management Conference & Exhibition (the largest U.S. trade show and conference for the call center market) and Call Center Conference & Exposition. (a large U.S. trade show and conference for the computer telephony market); and

     . iEC, Internet and Electronic Commerce Conference and Exposition (one of the largest U.S. trade shows and conferences serving the rapidly growing market for electronic commerce through the Internet, produced in partnership with The Gartner Group, Inc.).

      The following table sets forth pro forma information relating to trade shows, conferences and publications in our Information Technology and Communications cluster in 1998:

                                Events                    Magazines
                          ------------------  ----------------------------------
                                                                     Number of
                                                                   our magazines
                                                                      ranked
                                 Net square    Number  Advertising   #1 or #2
         Sector           Number footage (1)  per year    pages       (2)(3)
------------------------  ------ -----------  -------- ----------- -------------
Information Technology..     7     231,000        5       2,137       2 of 3
Telecommunications......    10     235,000(4)     7       2,451       6 of 6
Call Center/Computer
 Technology.............    18     472,000        4       1,484       2 of 4
                           ---     -------      ---       -----      --------
  Total.................    35     938,000       16       6,072      10 of 13

--------

(1) Rounded to the nearest thousand.

(2) Of those for which data is available. For example, in the Information Technology sector, there is competitive data available for three of our five publications and two of those three are either #1 or #2 in the market segment served. Data is generally available only for U.S. and major European markets.

(3) For purposes of these rankings, we have defined our markets narrowly as the niche of businesses or professionals at which a publication is exclusively or specifically targeted. Except where otherwise specifically referenced, we have based the rankings of our publications on the number of advertising pages determined by Inquiry Management Systems Ltd., an independent third party. While we believe our market definitions are appropriate, no independent source has verified them.

(4) Nine of the ten events are conferences. There is no exhibition space at a conference.

      Our Information Technology & Communications cluster serves some of our fastest growing and most exciting industry sectors. We believe that we enjoy many opportunities to grow this cluster by building on our trade shows to expand geographically and into new market segments and to launch new products. For example, we believe that our strong market position in the call center industry provides an opportunity to extend and serve the customer relationship management market segment. In addition, we believe that we are well positioned to serve the needs of the rapidly growing digital media and professional content creation market. We enhanced our position in this market in 1998 by acquiring POST, a publication focused on film and video post-production, repositioning PC Graphics & Video, formerly a monthly magazine covering PC applications involving digital graphics and video, as Digital Content Creation, a magazine targeted at computer software developers engaged in digital graphics creation and video capture and manipulation, and launching Digital Content Creation Expo, a directly related trade show and conference. In the telecommunications sector, we are focused on international expansion and increasing coverage of international markets as most major vendors in this sector operate globally. We believe that our TeleCon trade shows will serve as a platform for developing a more comprehensive set of business-to-business marketing communications products and services, including publications, for the video conferencing and long distance learning markets.

Manufacturing & Processing

      Our Manufacturing & Processing cluster serves several niche market segments of the applications technology industry sector and the OEM and processing sector. In 1998, we delivered our business-to-business marketing communications solutions to our customers in these industries through 13 trade shows, one conference, ten magazines, eight directories and other publications, 28 marketing services products and 14 related web sites. In the application technology sector, we focus on the automatic data capture, identification and tracking systems (bar coding, magnetic stripe, smart cards, biometrics and the associated systems) market and geospacial market (global positioning systems and geographic information systems). For the OEM and processing sector, we offer exhibitions and conferences and publications focused on equipment, materials and intermediate products used in the manufacturing and processing of a wide range of products. Our trade shows, conferences and publications include:

     . SCANTECH and SCANTECH EXPO Europe (the largest U.S. and European trade show and conference, respectively, for the automatic data capture, identification and tracking systems market) and AUTOMATIC ID NEWS (the #2 publication in the U.S. and Europe for the automatic data capture, identification and tracking systems market); and

     . Medical Device Technology Trade Show & Conference (a large European trade show and conference for the medical device equipment market).

      The following table sets forth pro forma information relating to trade shows, conferences and publications in our Manufacturing and Processing cluster in 1998:

                                   Events                  Magazines
                             ------------------ --------------------------------
                                                                     Number of
                                                                   our magazines
                                                                      ranked
                                    Net square         Advertising   #1 or #2
           Sector            Number footage (1) Number    pages       (2)(3)
---------------------------- ------ ----------- ------ ----------- -------------
Application Technology......    4     162,000      7      1,352       5 of 6
OEM/Processing..............   10     258,000      3      1,084       2 of 3
                              ---     -------    ---      -----       ------
  Total.....................   14     420,000     10      2,436       7 of 9

--------

(1) Rounded to the nearest thousand.

(2) Of those for which data is available. For example, in the Application Technology sector, there is competitive data available for six of our seven publications and five of those six are either #1 or #2 in the market segment served. Data is generally available only for U.S. and major European markets.

(3) For purposes of these rankings, we have defined our markets narrowly as the niche of businesses or professionals at which a publication is exclusively or specifically targeted. Except where otherwise specifically referenced, we have based the rankings of our publications on the number of advertising pages determined by Inquiry Management Systems Ltd., an independent third party. While we believe our market definitions are appropriate, no independent source has verified them.


      Our Manufacturing & Processing cluster currently focuses on basic products and technologies in the application technology and OEM and processing sectors. We believe that these sectors will grow because of the introduction of new technologies and applications. Therefore, we plan to grow the Manufacturing & Processing cluster by leveraging our trade shows and publications and widening our focus from basic products and technologies to applications and systems. For example, our worldwide presence in the data capture market, through our SCANTECH trade shows and conference and AUTOMATIC I.D. NEWS publications, allows us to serve the data capture market and positions us to provide business-to-business marketing communications solutions to developers of integrated applications such as supply-chain management. In addition, we believe that many of our products and services for the OEM and processing sector, particularly Global Cosmetic Industry and Medical Device TECHNOLOGY, focus on markets that are global and provide natural opportunities for international expansion.

Market Development

      We have grouped the balance of our products and services into a Market Development cluster to focus on growing these products and services through internal development or acquisitions. The Market Development cluster addresses large and attractive market sectors in which we provide products and services but do not have a significant presence. For example, prior to the acquisition of MAGIC, our only participation in the fashion sector and specifically in the apparel industry was in the intimate apparel market through the magazine BFiA (body fashion/intimate apparel). We are in the process of integrating this magazine and its related products into the Retail, Hospitality & Fashion cluster. Our Market Development cluster serves the energy, landscape, pest control, paper and building industry sectors. In 1999, we expect to launch one new publication in our Market Development cluster. In 1998, we delivered our business-to-business marketing communications solutions to our customers in these industry sectors through five trade shows, seven magazines, 11 directories and other publications, 27 marketing services products and three related web sites.

Competition

      The market for our products and services is intensely competitive. In the trade show and conference segment, we compete for trade show and conference expenditures and attendees. In the publication segment, we compete for advertising expenditures and readers. The competition is highly fragmented, both by product offering and geography. On a global level, larger international firms operate in many geographic markets and have broad product offerings in trade shows, conferences, publications and marketing services. In several industries, such as information technology and healthcare, we also compete with large firms with a single-industry focus. Many of these large international and single-industry firms are better capitalized than we are and have substantially greater financial and other resources than we have.

      Within each particular industry sector, in addition to large firms, we compete with a large number of small to medium-sized firms. While most small to medium-sized firms operate in a single geographic market, in some cases, our small to medium-size competitors operate in several geographic markets. In the trade show and conference segment, we compete with trade associations and, in several international markets, with exposition hall owners and operators. Trade show and conference competition in each industry sector and geographic market occurs on many levels. The venues and dates of trade shows drive competition. Historically, successful shows have been held at desirable locations and on desirable dates. Given the availability of alternative venues and the ability to define events for particular market segments, the range of competition for exhibitor dollars, sponsorships, attendees and conferees is extensive. In the publications segment, we typically have between two and five direct competitors which target the same industry sector and many indirect competitors which define industry segments differently than we do and thus may be alternatives for either readers or advertisers. The significance of the content to readers and the efficiency of the target audience to advertisers determine the competitive performance of a publication. Historically, publications which deliver relevant and up-to-date industry-specific information attract audiences to which business-to-business advertisers seek to disseminate information about their products.

Intellectual Property

      We have developed strong brand awareness for our principal products and services. Accordingly, we consider our trademarks, service marks, copyrights, trade secrets and similar intellectual property as important to our success, and we rely on trademark, servicemark, copyright and trade secret laws, as well as licensing and confidentiality agreements, to protect our intellectual property rights. We generally register our material trademarks and service marks in the United States and in other key countries in which these trademarks and service marks are used. Effective trademark, service mark and trade secret protection may not be available in every country in which our products and services are available.

Employees

      As of March 31, 1999, we had approximately 1,300 full-time equivalent employees. None of our U.S. employees is represented by a labor union. We consider our relationships with our employees to be good.

Facilities

      Our finance and administration, circulation, fulfillment, production and other necessary operational support facilities are located in Duluth, Minnesota. We have executive marketing, sales and editorial offices in other cities in the United States, including: Boston, Massachusetts; Chicago, Illinois; Cleveland, Ohio; Coral Gables, Florida; Edison, New Jersey; Eugene, Oregon; Honolulu, Hawaii; Los Angeles, California; Marrietta, Georgia; Milford, Connecticut; New York, New York; Orlando, Florida; Santa Ana, California; Sherman Oaks, California; Washington, District of Columbia; Waterloo, Iowa; and

Woodland Hills, California. In addition, we have offices in Sao Paulo and Rio de Janeiro, Brazil; Toronto, Canada; Hong Kong, China; Mexico City, Mexico; and Chester and London, United Kingdom.

      We generally lease our offices from third parties. In addition, we own our operations offices in Duluth and Cleveland. We believe that our properties are in good operating condition and that suitable additional or alternative space will be available on commercially reasonable terms for future expansion.

Legal Proceedings

      We are not a party to any legal proceedings other than ordinary course, routine litigation which is not material to our business, financial condition or results of operations.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table sets forth certain information as of March 31, 1999 regarding our directors, executive officers and key employees.

                Name                Age                Title
 ---------------------------------  --- ----------------------------------
 Robert L. Krakoff................   64 Chairman of the Board and Chief
                                        Executive Officer

 James M. Alic....................   56 Vice Chairman and Director

 Martin C. ("Skip") Farber........   46 Executive Vice President--Business
                                        Development

 David W. Montgomery..............   41 Vice President--Finance, Chief
                                        Financial Officer and Secretary

 Eric I. Lisman...................   42 Vice President and General Counsel

 William J. Cooke.................   47 Executive Vice President

 Alexander S. DeBarr..............   39 Executive Vice President

 Morris R. Levitt.................   58 Executive Vice President

 Joseph Loggia....................   40 President--MAGIC

 Kenneth T. Berliner..............   39 Director

 Mitchell R. Cohen................   35 Director

 John M. Pasquesi.................   39 Director

Executive Officers

      Robert L. Krakoff has served as our Chairman and Chief Executive Officer since he joined Advanstar in July 1996. From January 1993 to June 1996, he was the Chairman and Chief Executive Officer of Reed Publishing USA, a division of Reed Elsevier Inc. which included Cahners Publishing Company, a trade publications business, and Reed Exhibition Companies, an exposition and conference business. From January 1993 to June 1996, he was also a member of the board of directors of Reed Elsevier PLC.

      James M. Alic has served as our Vice Chairman since he joined Advanstar in July 1996. From June 1995 to June 1996, he was Vice President and Controller of IBM Corporation, a computer hardware and software manufacturer. From September 1994 to May 1995, he was Chairman of Reed Exhibition Companies. From August 1991 to August 1994, he was President of Reed Exhibitions North America.

      Martin C. ("Skip") Farber has served as our Executive Vice President-- Business Development since he joined Advanstar in October 1996. From February 1993 to September 1996, he was Vice President for Business Development of Reed Publishing USA., which included Cahners Publishing Company and Reed Exhibition Companies. From July 1995 to September 1996, Mr. Farber also had responsibility for Cahners Direct Marketing Services, a division of Reed Elsevier Inc.

      David W. Montgomery has served as our Vice President--Finance and Chief Financial Officer since January 1994. From July 1989 to December 1993, he was our Director of Corporate Finance. In July 1992, he became our Secretary. From January 1981 to June 1989, he was a practicing CPA with McGladrey & Pullen in Minneapolis, St. Paul, Minnesota.

      Eric I. Lisman has served as our Vice President and General Counsel since September 1998. From November 1997 to August 1998, he engaged in a private legal practice. From August 1996 to July 1997, he was a Senior Vice President and General Counsel of Cahners Publishing Company. From July 1993 to July 1996, he was a Vice President and General Counsel of Reed Publishing USA.

Key Employees

      William J. Cooke has served as our Executive Vice President since June 1997 and is responsible for the OEM industry sector, the Market Development cluster and marketing services. In addition, Mr. Cooke is responsible for corporate marketing and corporate training. From July 1995 to May 1997, he was Group Vice President of Advanstar. From July 1993 to June 1995, he was our President of the Marketing Services Division. From 1988 until June 1993, Mr. Cooke was Vice President of Strategic Planning and Marketing for Dun & Bradstreet Corporation.

      Alexander S. DeBarr has served as our Executive Vice President since June 1997 and is responsible for the art, beauty, travel and hospitality, motor vehicle and application technology sectors. From February 1995 to May 1997, he was a Group Vice President of Advanstar. Mr. DeBarr also served as a Group Publisher of Advanstar from February 1993 until January 1995.

      Morris R. Levitt joined us in March 1999 as our Executive Vice President with responsibility for the Healthcare, Science & Pharmaceuticals cluster. From October 1991 to February 1999, he headed the Advanced Technology Division of PennWell Publishing Company, a publisher of trade publications and an operator of trade shows.

      Joseph Loggia has served as MAGIC's President and Chief Executive Officer since May 1997, President from August 1996 and Chief Operating Officer beginning in 1995. From January 1993 to August 1996, he was Chief Financial Officer of MAGIC. Prior to joining MAGIC, Mr. Loggia, who is a certified public accountant, was a manager at the accounting firm of Coopers & Lybrand responsible for Fraud & Financial Investigations.

Directors

      Kenneth T. Berliner has served as a director of Advanstar since May 1996, from the date Hellman & Friedman Capital Partners acquired Advanstar. Since 1992, Mr. Berliner has been employed by Peter J. Solomon Company, an investment banking firm. He is currently a Managing Director at Peter J. Solomon Company.

      Mitchell R. Cohen has served as a director of Advanstar since May 1996, from the date Hellman & Friedman Capital Partners acquired Advanstar. Since January 1998, Mr. Cohen has been a Managing Director of Hellman & Friedman LLC, a private equity investment firm. From January 1993 to December 1997, Mr. Cohen was a General Partner of Hellman & Friedman. Mr. Cohen is also a director of Western Wireless Corporation and MobileMedia Corporation.

      John M. Pasquesi has served as a director of Advanstar since May 1996, from the date Hellman & Friedman Capital Partners acquired Advanstar. Since January 1998, Mr. Pasquesi has been a Managing Director of Hellman & Friedman LLC, a private equity investment firm. From January 1989 to December 1997, Mr. Pasquesi was a General Partner of Hellman & Friedman. Mr. Pasquesi is also a director of The Covenant Group Inc.

Board of Directors

      Additional Directors. We anticipate that the size of our Board of Directors will be increased from five to seven directors, and that two additional directors who are not affiliates or present or former employees of Advanstar will be elected to our Board of Directors. Each member of the Board of Directors holds office until the next annual meeting of stockholders or until his or her successor has been duly elected and qualified.

      Committees. We have a Compensation Committee composed of two members of the Board of Directors. Currently, there are no directors serving on the Compensation Committee. The Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The Compensation Committee is also responsible for granting stock awards, stock options and stock appreciation rights and other awards to be made under our existing incentive compensation plans. We have also established an Audit Committee which is responsible for reviewing the activities of the Company's independent accounts and internal audit department. After the consummation of the offerings, we will appoint two members to serve on our Audit Committee. The Audit Committee's members will not be affiliated with the Company or Hellman & Friedman Capital Partners as required by applicable New York Stock Exchange rules.

Director Compensation

      We do not compensate our directors for serving on the Board of Directors or for their participation on any committee of the Board of Directors. Our directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors. In the future, we may make grants of stock options under our 1999 Stock Option and Incentive Plan to outside directors.

      We indemnify our directors in accordance with our certificate of incorporation and by-laws to the fullest extent permitted under Delaware law.

Executive Compensation

      The compensation of executive officers is determined by our Board of Directors, except for the salaries and bonuses of Mr. Krakoff, Mr. Alic and Mr. Farber. The salary and bonus of Mr. Krakoff, Mr. Alic and Mr. Farber are fixed by their respective employment agreements with Advanstar. See "--Certain Plans and Employment Agreements". The following table sets forth certain information concerning compensation received by the Chief Executive Officer and the other executive officers (the "Named Executive Officers") for services rendered to Advanstar for the years ended December 31, 1998 and 1997.

                           Summary Compensation Table

                                  Annual Compensation
                             -----------------------------     All Other           Total
Name and Principal Position  Year Salary ($) Bonus ($) (1) Compensation  ($) Compensation  ($)
---------------------------  ---- ---------- ------------- ----------------- -----------------
Robert L. Krakoff.........   1998  $415,385    $150,000        $18,138(3)        $583,523
  Chairman of the Board      1997   400,000     150,000         12,449(2)         562,449
   and Chief Executive
   Officer
James M. Alic.............   1998  $311,538    $115,000        $ 8,310(3)        $434,848
  Vice Chairman              1997   300,000     112,500          7,260(3)         419,760
Martin C. ("Skip")
 Farber...................   1998  $284,615    $120,000        $ 6,436(3)        $411,051
  Executive Vice             1997   250,000      87,000          2,713(3)         339,713
   President--Business
   Development
David W. Montgomery.......   1998  $186,538    $ 74,000        $ 5,918(3)        $266,456
  Vice President--Finance,   1997   170,000      60,000          5,860(3)         235,860
   Chief Financial Officer
   and Secretary
Eric I. Lisman(4).........   1998  $ 72,692    $ 25,012        $   199(2)        $ 97,903
  Vice President and
   General Counsel

--------
(1) Bonuses are reported in the year earned, even though they were actually paid in the subsequent year.

(2) Constitutes value of group term life insurance benefits paid for by Advanstar.

(3) Constitutes value of group term life insurance benefits paid for by Advanstar and contributions made by the Company to a defined contribution plan.
(4) Mr. Lisman commenced employment on September 8, 1998.

                       Option Grants in Last Fiscal Year

      The following table sets forth each grant of stock options made by Advanstar during the year ended December 31, 1998 pursuant to the 1996 Stock Option Plan to each of the Named Executive Officers. We have not granted any stock appreciation rights.

                                         Individual Grants
                         -------------------------------------------------- Potential Realizable
                         Number of                                            Value at Assumed
                         Securities   % of Total                              Annual Rates of
                         Underlying Options Granted   Exercise                  Stock Price
                          Options   to Employees In    Price     Expiration     Appreciation
          Name            Granted     Fiscal Year   ($/Share)(1)    Date     for Option Term(2)
          ----           ---------- --------------- ------------ ---------- -------------------- --- ---
                                                                              5%          10%
                                                                            ------------------------
Robert L. Krakoff.......      --          --             --          --        --            --
James M. Alic...........      --          --             --          --        --            --
Martin C. ("Skip") Far-
 ber....................  140,324        19.5%         $6.42        2008       --  $   1,279,335
David W. Montgomery.....   20,000         2.8           6.42        2008       --        182,340
Eric I. Lisman(3).......  100,000        13.9           6.42        2008       --        881,872

--------

(1) The options granted vest on a five-year schedule in 20% increments on each anniversary of the date of grant. On May 31 of each year, the exercise price per option increases by 10% over the previous year's exercise price. The exercise price per option increases by a pro rated amount of such 10% increase in the case of exercises which do not occur after May 31. Effective upon the closing of the offerings, these stock options will be exchanged for an equal number of stock options with a fixed exercise price of $6.66.

(2) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation of the Common Stock over the term of the options. The exercise prices of the options increases 10% per year over the life of the option. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of such exercises and the future performance of our common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

(3) On September 8, 1998, Mr. Lisman was granted stock options to purchase 100,000 shares of our common stock.

Option Exercises and Holdings

      The following table sets forth, for each of the officers named in the Summary Compensation Table, certain information concerning stock options exercised during 1998, and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1998. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of our common stock as of December 31, 1998.

                    Aggregated Option Exercises in 1998
                      and December 31, 1998 Option Values

                                                      Number of
                                                Securities Underlying     Value of Unexercised
                                                 Unexercised Options          In-the-Money
                          Number of                   at Fiscal             Options at Fiscal
                           Shares                     Year-End                Year-End (1)
                         Acquired on  Value   ------------------------- -------------------------
          Name            Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
------------------------ ----------- -------- ----------- ------------- ----------- -------------
Robert L. Krakoff.......     --        --          --            --           --           --
James M. Alic...........     --        --          --            --           --           --
Martin C. ("Skip") Far-
 ber....................     --        --       99,640       306,484     $318,848     $980,748
David W. Montgomery.....     --        --       68,000       132,000      217,600      422,400
Eric I. Lisman..........     --        --                    100,000                   320,000

--------
(1) Amount based on the fair market value of our common stock on December 31, 1998 as determined by our Board of Directors, less the exercise payable for such shares.

(2) On September 8, 1998, Mr. Lisman was granted a stock option to purchase 100,000 shares of our common stock.

Certain Plans and Employment Agreements

      Amended and Restated 1996 Stock Option Plan. Our Amended and Restated 1996 Stock Option Plan provides for the issuance of a maximum of 1,811,124 shares of our common stock pursuant to the grant of non-qualified stock options to our employees and other individuals who render services to Advanstar. The 1996 Plan does not permit grants of incentive stock options as defined under the Code. The 1996 Plan prohibits the regrant of any previously granted stock options which have been surrendered or canceled.

      The 1996 Plan is administered by the Compensation Committee. Subject to the provisions of the 1996 Plan, the Compensation Committee selects the individuals to whom options will be granted and determines the option exercise price and other terms of each award.

      With the exception of the stock options granted to Mr. Loggia, each stock option is subject to a five-year vesting schedule pursuant to which the options vest in increments of approximately 20% on each of the first five anniversaries of the date of grant. Each outstanding stock option shall become fully exercisable in the event of a "change of control." A "change of control" means the acquisition by any person or group of persons, other than an affiliate or affiliates of Hellman & Friedman Capital Partners, of more than 50% of the outstanding shares of Advanstar common stock or shares of capital stock constituting more than 50% of our voting capital stock, or of all or substantially all of our assets. The Compensation Committee may, in its discretion and in accordance with the provisions of the 1996 Plan, accelerate the vesting of any stock option.

      As of March 31, 1999, options to purchase 1,811,124 shares of our common stock at a weighted average exercise price of $6.56 were outstanding under the 1996 Plan, and no options had been exercised. The exercise price of each of these stock options increases 10% annually on May 31. Effective upon the closing of the offerings, these stock options will be exchanged for an equal number of stock options exercisable at a fixed exercise price of $6.66 and otherwise on the same terms and conditions.

      1999 Stock Option and Incentive Plan. Our 1999 Stock Option and Incentive Plan provides for the issuance of a maximum of 2,500,000 shares of our common stock. Under the terms of the 1999 Plan, our Board of Directors is authorized to grant incentive stock options as defined under the Code, non-qualified stock options, stock awards or opportunities to make direct purchases of common stock to employees, officers, directors, consultants and advisors of Advanstar.

      The 1999 Plan is administered by the Compensation Committee. The Compensation Committee selects the individuals to whom stock options or awards will be granted and determines the option exercise price and other terms of each award, as authorized by the 1999 Plan. A stock option is not transferable by the recipient except by will or by the laws of descent and distribution, or in the case of non-qualified stock options, only to the extent set forth in the agreement relating to the non-qualified stock option or pursuant to a valid domestic relations order. No stock options may be exercised following termination of employment for cause. The term of the 1999 Plan is ten years, unless sooner terminated by vote of the Board of Directors. To date, no options have been granted under the 1999 Plan. At the commencement of the offerings, based on an assumed initial public offering price of $14.50, we will grant under the 1999 Plan stock options to Robert L. Krakoff to purchase 439,940 shares of our common stock and to James M. Alic to purchase 137,480 shares of our common stock. The exercise price of these stock options will be the initial public offering price. These stock options will be subject to a five-year vesting schedule pursuant to which the options will vest in increments of approximately 20% on each of the first five anniversaries of the closing of the offerings.

      401(k) Plan. We have an Employees' 401(k) Plan and Trust. All current and future employees who have completed one year of service with Advanstar or any other domestic subsidiary of Advanstar and are at least 21 years-of-age are eligible to participate in the Plan. Participants in the 401(k) Plan may not contribute more than the lesser of a specified statutory amount, $10,000 in 1998, or 15% of his or her pre-tax total compensation. We are required to make a matching contribution to the 401(k) Plan, which vests in equal installments over five years, as follows:

     . with respect to the employee's elective contribution in an amount up to two percent (2%) of the employee's gross compensation, the matching contribution is required to be equal to 100% of the employee's contribution;

     . with respect to the employee's elective contribution in excess of 2% and not in excess of six percent (6%) of gross compensation, the matching contribution is required to be equal to 25% of such employee's contribution; and

     . with respect to the employee's elective contribution in excess of 6% of gross compensation, there shall be no matching contribution.

      Employment Agreements. Mr. Krakoff and Mr. Alic entered into employment agreements with us dated as of April 20, 1999, which as of the closing date of the offerings, supersede their previous employment arrangements with us. We also entered into an employment agreement dated as of April 19, 1999 with Martin C. ("Skip") Farber. Each agreement provides for a three-year term commencing of the date on which the offerings will close. Under these employment agreements, Mr. Krakoff is entitled to an annual base salary of not less than $500,000, Mr. Alic is entitled to an annual base salary of not less than $400,000 and Mr. Farber is entitled to an annual base salary of not less than $310,000. Mr. Krakoff and Mr. Alic are entitled to annual bonuses based on our EBITDA for any year, up to a maximum bonus in any one year of 100% of base salary. In addition, we have agreed to grant stock options to Mr. Krakoff and Mr. Alic at the commencement of the offerings at the initial public offering price. The agreements provide for indemnification of the executives to the extent permissible under Delaware law. The agreements provide for severance benefits equal to one year's base salary, benefits and a pro rated bonus upon termination of employment by Advanstar without "cause" or by the executive for "good reason" which includes a change of control. Mr. Krakoff and Mr. Alic also entered into noncompetition and confidentiality agreements with us. The noncompete period is one year after termination of employment unless employment is terminated by Advanstar without cause or by the executive for good reason, in which case the noncompetition period is six months. During the noncompetition period, neither Mr. Krakoff nor Mr. Alic may hire any Advanstar employee or solicit any trade show or publishing business from a third party which has a relationship or contract with Advanstar.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders Agreement

      On May 15, 1997, Advanstar, AHI Advanstar LLC, Robert L. Krakoff, James
M. Alic, Peter J. Solomon Company and Hellman & Friedman Capital Partners entered into a stockholders agreement. The stockholders agreement will terminate upon the closing of the offerings, except for the provisions relating to rights to cause our common stock to be registered for sale under the Securities Act of 1933. See "Description of Capital Stock--Registration Rights."

Other Transactions

      Prior to joining Advanstar as a full time employee on September 8, 1998, Eric I. Lisman provided legal services to Advanstar for which he received fees of approximately $200,000. From November 1997 through August 1998, Mr. Lisman engaged in private legal practice and, during this period of time, provided legal services to Advanstar as an independent contractor.

                       PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 1999, and as adjusted to reflect the shares of common stock to be issued and sold in the offerings by Advanstar and the selling stockholders, by:

     . each person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock,

     .  our Named Executive Officers,

     .  our directors and

     .  all executive officers and directors as a group.

      Unless otherwise noted below, the address of each person listed on the table is c/o Advanstar, Inc., 545 Boylston Street, Boston, Massachusetts 02116.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. For the purposes of calculating the number of shares and the percentage beneficially owned by a person or entity, shares of common stock issuable by Advanstar to that person or entity pursuant to options which may be exercised within 60 days after March 31, 1999 are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each stockholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.

      The following table assumes the distribution by AHI Advanstar LLC to its members of all shares of common stock held of record thereby based on an assumed initial public offering price of $14.50.

      H&F Investors III, a California general partnership, is the sole general partner of Hellman & Friedman Capital Partners III, L.P., a California limited partnership, H&F Orchard Partners III, L.P., a California limited partnership, and H&F International Partners III, L.P., a California limited partnership. Messrs. Pasquesi and Cohen are Managing Directors of Hellman & Friedman LLC, an affiliate of H&F Investors III. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P., a California limited partnership, and the general partners of Hellman & Friedman Associates III are H&F Management III, L.L.C., a California limited liability company, and H&F Investors III, Inc., a California corporation. The sole shareholder of H&F Investors III, Inc. is the Hellman Family Revocable Trust. If the underwriters exercise their over-allotment options, Hellman & Friedman Capital Partners III will sell up to an additional 1,916,250 shares of our common stock, H&F Orchard Partners will sell up to an additional 141,330 shares of our common stock and H&F International Partners will sell up to an additional 42,420 shares of our common stock.

      The investment decisions of H&F Investors III, Inc. and Management III LLC are made by an executive committee, of which Mr. Pasquesi is a member. The executive committee indirectly exercises voting and investment power with respect to the shares of Advanstar common stock held by Hellman & Friedman Capital Partners III, H&F Orchard Partners and H&F International Partners, and could be deemed to beneficially own such shares. The executive committee disclaims such beneficial ownership except to the extent of its indirect pecuniary interest in such shares.

      Of the 1,891,635 shares of our common stock beneficially owned by Robert
L. Krakoff, 527,042 shares are subject to vesting over the period ending on June 30, 2002. Of the 547,254 shares of our common stock beneficially owned by James M. Alic, 164,796 shares are subject to vesting over the period ending on June 30, 2001. Any unvested shares of our common stock that are forfeited by either Mr. Krakoff or Mr. Alic will be forfeited to AHI Advanstar LLC. Over 98% of any forfeited shares will be distributed to Hellman & Friedman Capital Partners.

      As of March 31, 1999, the beneficial ownership of Mr. Farber consisted of 99,640 shares of Advanstar common stock issuable pursuant to presently exercisable stock options, and the beneficial ownership of Mr. Montgomery consisted of 68,000 shares of Advanstar common stock issuable pursuant to presently exercisable stock options. All of our other directors and officers collectively owned 167,640 shares of our common stock issuable pursuant to presently exercisable stock options as of March 31, 1999.

      The beneficial ownership of Mr. Berliner consists of shares of our common stock held by Peter J. Solomon Company. Mr. Berliner is a Managing Director of Peter J. Solomon Company and beneficially owns 40% of the shares of our common stock held by it. Mr. Berliner disclaims beneficial ownership of the balance of the shares held by Peter J. Solomon Company.

      Mr. Cohen and Mr. Pasquesi each disclaim beneficial ownership of all shares of Advanstar common stock held by Hellman & Friedman Capital Partners III, H&F Orchard Partners and H&F International Partners, except to the extent of their individual indirect pecuniary interest in those shares.

                                             Shares         Percentage of Shares
                                       Beneficially Owned    Beneficially Owned
                                      --------------------- ------------------------
                                        Before     After      Before        After
Name and Address of Beneficial Owner   Offering   Offering   Offering      Offering
------------------------------------  ---------- ---------- ----------    ----------
Hellman & Friedman Capital
 Partners III, L.P. .........         28,114,909 21,727,409         83.6%         53.5%
  c/o Hellman & Friedman LLC
  One Maritime Plaza
  San Francisco, CA 94111
H&F Orchard Partners III,
 L.P. .......................          2,073,571  1,602,471          6.2%          3.9%
  c/o Hellman & Friedman LLC
  One Maritime Plaza
  San Francisco, CA 94111
H&F International Partners
 III, L.P. ..................            622,379    480,979          1.9%          1.2%
  c/o Hellman & Friedman LLC
  One Maritime Plaza
  San Francisco, CA 94111

Robert L. Krakoff............          1,891,635  1,891,635          5.6%          4.7%

James M. Alic................            547,234    547,234          1.6%          1.3%

Martin C. ("Skip") Farber....             99,640     99,640            *             *

David W. Montgomery..........             68,000     68,000            *             *

Eric I. Lisman...............            152,109    152,109            *             *

Kenneth T. Berliner..........            152,109    152,109            *             *

Mitchell R. Cohen............                --         --           --            --
John M. Pasquesi.............                --         --           --            --
All directors and executive
 officers as a group (8
 persons)....................          2,758,618  2,758,618          8.2%          6.8%

--------
*  Represents less than 1% of the outstanding shares of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

      The following description of our certificate of incorporation, by-laws, outstanding capital stock and existing registration rights reflects (1) the distribution by AHI Advanstar LLC to its members of all shares of common stock held of record thereby and (2) the effectiveness, upon the closing of the offerings, of an Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws of Advanstar, Inc.

      By the terms of our certificate of incorporation, or otherwise referred to as the Charter, Advanstar's authorized capital stock consists of 200,000,000 shares of common stock, with a par value of $.01 per share, and 20,000,000 shares of preferred stock, with a par value of $.01 per share.

Common Stock

      As of March 31, 1999, there were 33,630,000 shares of common stock outstanding and held of record by six stockholders. Based upon the number of shares outstanding as of March 31, 1999 and giving effect to the issuance of the shares of common stock offered by Advanstar hereby, there will be 40,630,000 shares of common stock outstanding upon the closing of the offerings. In addition, as of March 31, 1999, there were outstanding stock options for the purchase of a total of 1,811,124 shares of common stock.

      Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such lawful dividends as may be declared by our Board of Directors. Such dividends, however, are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of Advanstar, whether voluntary or involuntary, the holders of common stock will be entitled to receive pro rata all of the remaining assets of Advanstar available for distribution to its stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. The common stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are fully paid and non-assessable. The shares of common stock to be issued by Advanstar in this offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Advanstar may designate and issue in the future.

Preferred Stock

      Our Board of Directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time shares of preferred stock, in one or more series. Our Board of Directors is also authorized, subject to the limitations prescribed by Delaware law, to establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series. Our Board of Directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

      Advanstar has no current plans to issue any preferred stock. The issuance of preferred stock or of rights to purchase preferred stock, however, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of Advanstar.

Registration Rights

      On May 15, 1997, Advanstar, AHI Advanstar LLC, Robert L. Krakoff, James Alic, Peter J. Solomon Company and Hellman & Friedman Capital Partners entered into a stockholders agreement providing Mr. Krakoff, Mr. Alic, Peter J. Solomon Company and Hellman & Friedman Capital Partners, the holders of an aggregate of 26,630,000 shares of our common stock after the offerings, with certain rights to cause their shares to be registered for sale under the Securities Act of 1933, as amended.

      If, at any time after the offerings, we propose to register any of our securities under the Securities Act, either for our own account or for the account of any of our security holders, Mr. Krakoff, Mr. Alic, Peter J. Solomon Company and Hellman & Friedman Capital Partners are each entitled to notice of such registration and to include their shares of our common stock in such registration. In the event of a registration pursuant to an underwritten public offering of our common stock, however, the underwriters shall have the right, subject to certain conditions, to limit the number of shares included in such registration.

      Once we have qualified to use a registration statement on Form S-3 to register securities under the Securities Act, Mr. Krakoff, Mr. Alic, Peter J. Solomon Company and Hellman & Friedman Capital Partners have the right to request that we file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of their shares of our common stock, provided that the reasonably anticipated aggregate price to the public of such offering would not be less than $2,500,000.

      In general, we will bear all fees, costs and expenses of such registrations (other than applicable underwriting discounts and selling commissions). In addition, we have agreed to indemnify Mr. Krakoff, Mr. Alic, Peter J. Solomon Company and Hellman & Friedman Capital Partners against, and provide contribution with respect to, certain liabilities relating to any registration in which any their shares of our common stock are sold under the Securities Act.

Anti-Takeover Effects of Provisions of Advanstar's Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware Law

      The Charter, Advanstar's by-laws, or otherwise referred to as the By-Laws, and Delaware law contain certain provisions that could be deemed to have anti-takeover effects. These provisions could discourage, delay or prevent a change in control of Advanstar or an acquisition of Advanstar at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Certificate of Incorporation and By-Laws

      The By-Laws provide that only our Board of Directors may increase the number of directors constituting the whole Board. The By-Laws further provide that, except as otherwise provided by law or the Charter, newly created directorships resulting from an increase in the authorized number of directors or vacancies on our Board may be filled by:

     .  a majority of stockholders,

     .  our Board, provided that a quorum is then in office and present,

     . a majority of the directors then in office, if less than a quorum is then in office or

     .  the sole remaining director.

      These provisions prevent a stockholder from enlarging our Board of Directors and filling the new directorships with such stockholder's own nominees without Board approval.

      These provisions of the By-Laws may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Advanstar, or of attempting to change the composition or policies of our Board of Directors, even though such attempts might be beneficial to Advanstar or its stockholders.

      The Charter and the By-Laws provide that, unless otherwise prescribed by law or the Charter, only a majority of our Board, the Chairman of the Board or the President is able to call a special meeting of stockholders. The Charter and the By-Laws also provide that, unless otherwise prescribed by law or the Charter, stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of our Board, except at an annual meeting.

      The By-Laws also establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of Advanstar. Under this advance notice procedure, notice of stockholder nominations or proposals to be made at an annual or special meeting in lieu of an annual meeting generally must be received by Advanstar not less than 60 days nor more than 90 days prior to the scheduled date of the meeting. If less than 70 days notice or prior public disclosure of the date of the meeting is given, however, then notice must be received not later than the 10th day following the earlier of the day such notice was mailed or the day such public disclosure was made. Notice of stockholder nominations or proposals to be made at a special meeting, unless being called and convened in lieu of an annual meeting, must be received not later than the 10th day following the earlier of the day such notice was mailed or the day such public disclosure was made. These notices must contain certain prescribed information.

      The advance notice procedure for stockholder action affords our Board of Directors an opportunity to consider the qualifications of proposed director nominees or the merit of stockholder proposals, and, to the extent deemed appropriate by our Board, to inform stockholders about such matters. The advance notice procedure also provides a more orderly procedure for conducting annual meetings of stockholders. The By-Laws do not give our Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action. The advance notice procedure for stockholder action, however, may prevent a contest for the election of directors or the consideration of stockholder proposals. This could deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal if the proper advance notice procedures are not followed, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Advanstar and its stockholders.

Delaware Law

      Advanstar is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

      Section 203 does not apply if:

     . prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

      Section 203 defines "business combination" to include:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

     . subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     . any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with, affiliated with or controlling or controlled by such entity or person.

Limitation of Liability

      The Charter provides that no director of Advanstar shall be personally liable to Advanstar or to its stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

      The Charter further provides for the indemnification of Advanstar's directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate the potential liability of Advanstar's directors for monetary damages arising from breaches of their duty of care, subject to certain exceptions. These provisions may also shield directors from liability under federal and state securities laws.

Stock Transfer Agent

      The transfer agent and registrar for the common stock is The Bank of New York.

                          DESCRIPTION OF INDEBTEDNESS

      The summary of our credit facility and 9 1/4% Senior Subordinated Notes due 2008 set forth below does not purport to be complete and is qualified in its entirety by reference to all the provisions of our credit facility and the Indenture, copies of which are filed as an exhibit to the Registration Statement of which this prospectus is a part.

Credit Facility

      General. Our credit facility consists of three components: a tranche A term loan facility in the aggregate principal amount of $100 million; a tranche B term loan facility in the aggregate principal amount of $150 million; and a revolving credit facility in the maximum aggregate amount of $60 million. Subject to compliance with customary conditions precedent, the revolving credit facility, which includes sublimits for the issuances of letters of credit, is available to be drawn from time to time by our wholly-owned subsidiary, Advanstar Communications Inc., for working capital and general corporate purposes, including permitted acquisitions.

      Guarantees and Security. The obligations of Advanstar Communications under the Credit Facility and any related interest rate protection agreements are guaranteed by Advanstar and all domestic subsidiaries of Advanstar Communications. Advanstar Communications' obligations in connection with the credit facility and the obligations of the guarantors are secured by liens on all of their respective tangible and intangible assets.

      Maturity. After giving effect to the use of proceeds from the offerings, approximately $175.3 million in term loans will be outstanding and the term loans will amortize in quarterly installments totaling approximately $0.0 million in 1999, $4.7 million in 2000, $9.8 million in 2001, $11.3 million in 2002, $18.6 million in 2003, $59.2 million in 2004 and $71.7 million in 2005.
Principal amounts outstanding under the revolving credit facility will be due and payable in full on October 31, 2003.

      Interest. Interest on outstanding borrowings accrues, at the option of Advanstar Communications, at the customary Alternate Base Rate of The Chase Manhattan Bank or at a reserve adjusted Eurodollar Rate plus, in each case, a margin. The margin is a percentage that varies in accordance with a pricing matrix based upon a leverage ratio. The maximum margin for Revolving Loans and Tranche A Term Loans will equal 1.25% for loans based on the Alternate Base Rate and 2.25% for loans based on the Eurodollar Rate. The maximum margin for Tranche B Term Loans will equal 1.50% in the case of loans based on the Alternate Base Rate and 2.50% in the case of loans based on the Eurodollar Rate.

      Prepayments. Subject to certain exceptions, the following amounts are required to be applied, as mandatory prepayments, to prepay the term loans:

     ^ 50% of the net cash proceeds of certain issuances of equity by Advanstar or its subsidiaries,

     ^ 100% of the net cash proceeds of the incurrence of certain indebtedness by Advanstar or any of its subsidiaries,

     ^ 100% of the net cash proceeds of any sale or other disposition by Advanstar Communications or any of its subsidiaries of any assets, excluding sales in the ordinary course of business, and subject to a limited exception for reinvestment of such proceeds within 270 days, and

     ^  50% of excess cash flow for each fiscal year.

      Mandatory prepayments will be applied pro rata to the unpaid installments of the tranche A term loans and the tranche B term loans, provided, that as long as any tranche A term loans remain outstanding, each holder of a tranche B term loan will have the right to refuse any such mandatory prepayment otherwise allocable to it, in which case the amount so refused will be applied as an additional prepayment of the tranche A term loans. Advanstar Communications also has the right at its option to prepay loans under the Credit Facility, without premium, in whole or in part. Amounts applied as prepayments of the revolving credit facility may be reborrowed; amounts prepaid in respect of the term loans may not.

      Covenants. Subject to customary exceptions, covenants include, but are not limited to, restrictions on fundamental changes; liens; indebtedness; investments; dividend payments; lines of business; transactions with affiliates; use of proceeds; certain matters respecting ownership of subsidiaries; negative pledge clauses and clauses restricting subsidiary distributions; modifications of certain documents including the Indenture; prepayments of the Notes; and activities of holding companies. Financial covenants include a minimum fixed charge coverage ratio and a maximum leverage ratio.

      Events of Default. Events of default include nonpayment of principal when due; nonpayment of interest, fees or other amounts after a three-day grace period; material inaccuracy of representations and warranties; violation of covenants, subject, in the case of certain covenants, to a 30-day grace period after notice; cross-default to other material indebtedness; bankruptcy events; certain ERISA events; material judgments; material environmental claims; actual or asserted invalidity of any guarantee, security interest or subordination provisions; and a change of control.

9 1/4% Senior Subordinated Notes due 2008

      General. Advanstar Communications issued $150.0 million of its 9 1/4% Senior Subordinated Notes due 2008 in connection with its acquisition of MAGIC pursuant to the Indenture among Advanstar Communications, as issuer, Advanstar and Advanstar Communications' wholly-owned domestic subsidiaries, including MAGIC, as guarantors, and The Bank of New York, as trustee. On October 30, 1998, Advanstar Communications consummated an offer to exchange such notes for the Notes registered under the Securities Act of 1933, as amended.

      Principal, Maturity and Interest. The Indenture is limited in aggregate principal amount to $250.0 million of which $150.0 million in aggregate principal amount is represented by the 9 1/4% Senior Subordinated Notes due 2008. These Notes will mature on May 1, 2008. Interest on these Notes accrues at 9.25% per annum and is payable semiannually in arrears on May 1 and November 1 of each year.

      Note Guarantees. The 9 1/4% Senior Subordinated Notes due 2008 are unsecured senior subordinated general obligations of Advanstar Communications and are unconditionally guaranteed on a senior subordinated and unsecured basis by Advanstar and each existing and future domestic subsidiary of Communications that is not designated an "Unrestricted Subsidiary" in accordance with the Indenture, including MAGIC.

      Redemption and Repurchase Upon Change of Control. Except under limited circumstances (described below), the 9 1/4% Senior Subordinated Notes due 2008 are not redeemable at Advanstar Communications' option prior to May 1, 2003. Thereafter, the Notes are subject to redemption at the option of Advanstar Communications, in whole or in part, at premiums declining to par in May 2006. In addition, at any time on or before May 1, 2001, Advanstar Communications may redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of a public equity offering at a redemption price equal to 109.250% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption. Advanstar does not intend to use any portion of the net proceeds of the offerings to Advanstar to redeem the 9 1/4% Senior Subordinated Notes due 2008. See "Use of Proceeds."

      At any time prior to May 1, 2003, upon the occurrence of a change of control, Advanstar Communications has the option to redeem the Notes, in whole but not in part, at a premium, together with accrued and unpaid interest, if any, to the date of redemption.

      Unless Advanstar Communications exercises its right to redeem its 9 1/4% Senior Subordinated Notes due 2008, upon a change of control of Advanstar Communications or Advanstar, each holder of Notes has the right to require Advanstar Communications to repurchase all or any part of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon. After consummation of the offerings, a change of control for this purpose means:

     . a person or group has become the beneficial owner of 50% or more of the voting stock of Advanstar Communications or Advanstar;

     . during any period of two consecutive calendar years, individuals, who at the beginning of the period constituted the Board of Directors of Advanstar Communications or Advanstar, cease to be a majority of the directors of Advanstar Communications or Advanstar then in office;

     . the sale of all or substantially all of the assets of Advanstar Communications and its subsidiaries; or

     . the adoption by the stockholders of Advanstar Communications of a plan of liquidation or dissolution.

      Covenants. The Indenture restricts, among other things, Advanstar Communications' ability to incur additional indebtedness; to pay dividends or make certain other restricted payments; to incur liens to secure pari passu or subordinated indebtedness; to engage in any sale and leaseback transaction; to sell stock of subsidiaries; to sell assets; to merge or consolidate with any other person; to sell, assign, transfer, lease, convey or otherwise dispose of substantially all of its assets; or to enter into certain transactions with affiliates.

      Events of Default. The Indenture contains standard events of default, including: defaults in the payment of principal, premium or interest, defaults in the compliance with covenants contained in the Indenture, cross defaults on more than $5.0 million of other indebtedness, failure to pay more than $5.0 million of judgments, and certain events of bankruptcy with respect to Advanstar Communications and certain of its subsidiaries.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offerings, there will be 40,630,000 shares of our common stock outstanding. There were also approximately 1,811,124 shares covered by vested options outstanding at March 31, 1999, which are not considered to be outstanding shares. Of the outstanding shares, the 14,000,000 shares of common stock sold in the offerings will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be resold in compliance with applicable provisions of Rule 144.

      The remaining 26,630,000 shares of our common stock outstanding will be "restricted securities" as that term is defined in Rule 144. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. These rules are summarized below. Of these restricted securities,

     . no shares will be available for immediate sale in the public market on the date of this prospectus pursuant to Rule 144(k); and

     . 26,630,000 or all of such shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to volume restrictions and other conditions, pursuant to Rule 144. All of these shares are held by our affiliates and are subject to the lock-up agreements described below.

      Our executive officers and directors and substantially all of our security holders, have agreed pursuant to certain lock-up agreements that they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell or otherwise dispose of the shares of common stock beneficially owned by them for a period of 180 days from the date of this prospectus.

      Under Rule 144, a stockholder, including an affiliate, who has beneficially owned his or her restricted securities for at least one year from the later of the date such securities were acquired from us or, if applicable, the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or, if applicable, the date they were acquired from one of our affiliates, a stockholder who is not an affiliate of Advanstar at the time of sale and has not been our affiliate for at least three months prior to the sale is entitled to sell his or her shares of common stock immediately without compliance with the foregoing requirements under Rule 144.

      Securities issued in reliance on Rule 701, such as shares of common stock acquired prior to the offerings or the exercise of stock options, are also restricted securities. These restricted securities may be sold by stockholders other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and by our affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except the one-year holding period requirement.

      Prior to the offerings, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of the common stock and could impair our ability to raise capital through an offering of our equity securities.

      In addition, we intend to register as soon as practicable after the effective date of the offerings a total of 4,311,124 shares of common stock subject to outstanding options or reserved for issuance under our stock incentive plans. All shares of our common stock reserved for issuance upon exercise of outstanding stock options are subject to the lockup agreements described above.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

      The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than:

     .  a citizen or resident of the United States,

     . a corporation or partnership created or organized in the United States or under the laws of the United States or of any state,

     . an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or

     . a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This discussion is based on current law and is for general information only. This discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder, including certain U.S. expatriates. Accordingly, prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of our common stock.

      An individual may, subject to certain exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he (a) meets a lawful permanent residence test (a so-called "green card" test) or (b) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

Dividends

      In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty, unless the dividends are either (a) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (b) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a U.S. trade or business or attributable to such a U.S. permanent establishment generally will not be subject to U.S. withholding tax (if the Non-

U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Under recently finalized Treasury regulations that will generally be effective for distributions in taxable years after December 31, 1999, the "address rule" described above will no longer apply. Instead, Non-U.S. Holders who wish to claim the benefits of applicable tax treaties will be required to certify that they are eligible for treaty benefits. These final Treasury regulations describe in detail how particular Non-U.S. Holders, including partnerships or other fiscally transparent entities, should state their eligibility for treaty benefits. Non-U.S. Holders who wish to claim the benefits of applicable tax treaties should consult their tax advisors concerning the applicability of these rules to their particular circumstances. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale of Our Common Stock

      In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the disposition of that holder's shares of our common stock unless:

     . the gain either is (a) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (b) if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and, in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation);

     . the Non-U.S. Holder is an individual who holds shares of our common stock as a capital asset and is present in the United States for 183 days more in the taxable year of disposition, and either (a) that individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or (b) the gain is attributable to an office or other fixed place of business maintained by that individual in the United States; or

     . Advanstar is or has been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time within the shorter of (a) the five-year period preceding the disposition of our common stock and (b) that Non-U.S. Holder's holding period.

      If a Non-U.S. Holder who is an individual is subject to the rules described in the first bullet point above, he or she will, unless an applicable tax treaty provides otherwise, be taxed on the net gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under the second bullet point above, he or she will be subject to a flat 30% tax on the gain derived from the sale. If a Non-U.S. Holder that is a corporation falls under the first bullet point above, it will be taxed on the net gain from the sale at regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments.

      If Advanstar were or were to become a USRPHC at any time during this period, gains realized upon a disposition of our common stock by a Non-U.S. Holder who or which did not directly or indirectly own more than 5% of our common stock during this period generally would not be subject to U.S. federal income tax, provided that our common stock is regularly traded on an established securities market. Advanstar is not, and does not anticipate becoming, a USRPHC.

Estate Tax

      Any shares of our common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      Advanstar must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

      U.S. backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements (other than those discussed above under "Dividends") generally will not apply to dividends paid on our common stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of our common stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

However, under recently finalized Treasury regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

      The payment of proceeds from the disposition of our common stock or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. Unless the broker has documentary evidence in its files that the owner of our common stock is a Non-U.S. Holder (and has no actual knowledge to the contrary), the non-U.S. broker will be subject to information reporting (but not backup withholding) if those proceeds are paid to or through a non-U.S. office and that broker is:

     .  a U.S. person,

     . a "controlled foreign corporation" for U.S. federal income tax purposes,

     . a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business or

     . in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, a U.S. branch of a foreign bank or a foreign insurance company, as more completely described in the recently finalized Treasury regulations.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

      We intend to offer our common stock in the United States and Canada through a number of U.S. underwriters as well as outside the United States and Canada through a group of international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. are acting as U.S. representatives for each of the U.S. underwriters named below. Subject to the terms and conditions set forth in the U.S. purchase agreement among us, the selling stockholders and the U.S. underwriters, and concurrently with the sale of shares of common stock to the international managers, we and the selling stockholders have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

                                                                        Number
           U.S. Underwriters                                          of Shares
           -----------------                                          ----------
      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.........................................
      Bear, Stearns & Co. Inc...................................
      Lehman Brothers Inc.......................................
      Morgan Stanley & Co. Incorporated.........................
      Salomon Smith Barney Inc..................................
                                                                 ---  ----------
           Total................................................      11,900,000
                                                                 ===  ==========

      We and the selling stockholders have also entered into an international purchase agreement with certain underwriters outside the United States, whom collectively we call the international managers and for whom Merrill Lynch International and Bear, Stearns International Limited are acting as lead managers. Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the sale of 11,900,000 shares of common stock to the U.S. underwriters pursuant to the U.S. purchase agreement, we and the selling stockholders have agreed to sell to the international managers, and the international managers have severally agreed to purchase from the selling stockholders and us, an aggregate of 2,100,000 shares of common stock. The initial public offering price per share of common stock and the underwriting discount per share of common stock are identical under the U.S. purchase agreement and the international purchase agreement.

      In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers, collectively, the underwriters, have agreed, subject to the terms and conditions set forth in the respective purchase agreements, to purchase all of the shares of common stock being sold pursuant to each such purchase agreement if any of the shares of common stock being sold pursuant to each such purchase agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. underwriters or international managers (as the case may be) may be increased. The purchase of common stock by the U.S. underwriters is conditioned upon the purchase of common stock by the international managers and vice versa.

      The U.S. representatives have advised the selling stockholders and us that the U.S. underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession
not in excess of $   per share of common stock. The U.S. underwriters may
allow, and such dealers may reallow, a discount not in excess of $ per share of our common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the per share and total underwriting discounts to be paid by us and the selling stockholders to the U.S. underwriters and the international managers and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of the overallotment option.

                                                             Per  Without  With
                                                            share option  option
                                                            ----- ------- ------
Public Offering Price......................................
Underwriting Discount......................................
Proceeds, before expenses, to Advanstar....................
Proceeds to Selling Stockholders...........................

      We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The expenses of the offerings are estimated at $1,300,000 and are payable by us.

      The selling stockholders have granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 1,785,000 additional shares of our common stock at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of common stock offered hereby. To the extent that the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such U.S. underwriter's initial amount reflected in the foregoing table. The selling stockholders have also granted an option to the international managers, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 315,000 additional shares of our common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

      At our request, the U.S. underwriters and the international managers have reserved for sale, at the initial public offering price, up to 700,000 of the shares of our common stock offered hereby to be sold to certain of our employees and certain other persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offerings will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

      We, our executive officers and directors and substantially all of our existing securityholders have agreed not to directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Advanstar common stock or any securities convertible into or exchangeable or exercisable for Advanstar common stock, whether now owned or hereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Advanstar common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of the U.S. purchase agreement.

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of our common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of common stock will not offer to sell or resell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of common stock will not offer to sell or resell shares of common stock to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

      Prior to the offerings, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of common stock included in the offering has been determined by negotiations between us and the U.S. representatives. Among the factors considered in determining such price were the history of and prospects for our business and the industry in which we compete, an assessment of our management and the present state of our development, our past and present revenues and earnings, the prospects for growth of our revenues and earnings, the current state of the economy in the United States, the current level of economic activity in the industry in which we compete and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to us. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offerings at or above the initial public offering price.

      We intend to apply for a listing of the common stock on the New York Stock Exchange under the symbol "ADS." To meet the requirements for listing of our common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

      We and the selling stockholders have agreed to indemnify the U.S. underwriters and international managers against liabilities arising from the offerings, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters or international managers may be required to make in respect thereof.

      Until the distribution of common stock is completed, certain rules of the Securities and Exchange Commission may limit the ability of the U.S. representatives and lead managers to bid for and purchase shares of common stock. As an exception to these rules, the U.S. representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

      If the U.S. underwriters or the international managers create a short position in the stock in connection with the offerings (i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus), the U.S. representatives may reduce the short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

      The U.S. representatives may also impose a penalty bid on certain U.S. underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the U.S. underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the U.S. underwriters and selling group members who sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid may also have an effect on the price of the common stock to the extent that it discourages resales of the shares.

      Neither we nor any of the selling stockholders nor any of the U.S. underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the selling stockholders nor any of the underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Affiliates of certain underwriters are lenders under our credit facility. Certain of the U.S. underwriters have from time to time provided investment banking financial advisory services to us and our affiliates, for which they have received customary compensation, and may continue to do so in the future.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for Advanstar by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Certain legal matters will be passed upon for the selling stockholders by Heller Ehrman White & McAuliffe, San Francisco, California.

                                    EXPERTS

      The audited financial statements included in this prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      The consolidated balance sheets of MAGIC as of May 31, 1996 and 1997 and the consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended May 31, 1997 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports thereon, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Universal Media, Inc., as of December 31, 1997 and for the year then ended, included in this prospectus and elsewhere in the Registration Statement, have been audited by Mahoney Cohen & Company, CPA, P.C., independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information contained in the registration statement, and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, and the exhibits and schedules filed as part of the registration statement. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibits.

      In addition, we file reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
ADVANSTAR, INC. AND SUBSIDIARIES (AND PREDECESSOR)
Report of Independent Public Accountants.................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998 and March
 31, 1999 (unaudited)....................................................   F-3
Consolidated Statements of Operations for the five months ended May 31,
 1996, seven months ended December 31, 1996, years ended December 31,
 1997 and 1998 and three months ended March 31, 1998 and 1999
 (unaudited).............................................................   F-4
Consolidated Statements of Stockholder's Equity for the five months ended
 May 31, 1996, seven month ended December 31, 1996 and years ended
 December 31, 1997 and 1998..............................................   F-5
Consolidated Statements of Cash Flows for the five months ended May 31,
 1996, seven months ended December 31, 1996, years ended December 31,
 1997 and 1998 and three months ended March 31, 1998 and 1999
 (unaudited).............................................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
MEN'S APPAREL GUILD IN CALIFORNIA, INC.
Report of Independent Public Accountants.................................  F-27
Report of Independent Accountants........................................  F-28
Consolidated Balance Sheets as of May 31, 1996 and 1997 and February 28,
 1998....................................................................  F-29
Consolidated Statements of Income for the fiscal years ended May 31,
 1995, 1996 and 1997 and the nine months ended February 28, 1998.........  F-30
Consolidated Statements of Cash Flows for the fiscal years ended May 31,
 1995, 1996 and 1997 and the nine months ended February 28, 1998.........  F-31
Consolidated Statements of Shareholders' Equity for the fiscal years ended May 31, 1995, 1996 and 1997 and the nine months ended February 28,
 1998....................................................................  F-32
Notes to Consolidated Financial Statements...............................  F-33
UNIVERSAL MEDIA, INC.
Report of Independent Auditors...........................................  F-40
Balance Sheet as of December 31, 1997....................................  F-41
Statement of Operations for the year ended December 31, 1997.............  F-42
Statement of Stockholder's Deficiency for the year ended December 31,
 1997....................................................................  F-43
Statement of Cash Flows for the year ended December 31, 1997.............  F-44
Notes to Financial Statements............................................  F-45
Condensed Balance Sheet as of June 30, 1998 (unaudited)..................  F-51
Condensed Statement of Income for the six month periods ended June 30,
 1997 and 1998 (unaudited)...............................................  F-52
Condensed Statement of Cash Flows for the six month periods ended June
 30, 1997 and 1998 (unaudited)...........................................  F-53
Notes to Condensed Financial Statements (unaudited)......................  F-54

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Advanstar, Inc.:

      We have audited the accompanying consolidated balance sheets as of December 31, 1997 and 1998 and the consolidated statements of operations, stockholder's equity and cash flows of Advanstar, Inc. (formerly Advanstar Holdings, Inc.) (a Delaware corporation) and subsidiaries and its predecessor for the five-month period ended May 31, 1996, the seven-month period ended December 31, 1996, and the years ended December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanstar, Inc. and subsidiaries and its predecessor as of December 31, 1997 and 1998 and the results of their operations and their cash flows for the five-month period ended May 31, 1996, the seven-month period ended December 31, 1996, and the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Minneapolis, Minnesota,

February 5, 1999, except for the matters discussed

 in Note 1, as to which the date

 is April 21, 1999

                                ADVANSTAR, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                  December 31,       March 31,
                                                ------------------  -----------
                                                  1997      1998       1999
                                                --------  --------  -----------
                                                                    (unaudited)
                    ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................... $  7,024  $ 14,016   $ 12,930
  Accounts receivable, net of allowance of
   $553, $574 and $556 (unaudited), at December
   31, 1997, 1998 and March 31, 1999,
   respectively................................   18,819    27,976     26,412
  Prepaid expenses.............................    9,607    14,784     11,860
  Other........................................    2,256     2,097      1,912
                                                --------  --------   --------
    Total current assets.......................   37,706    58,873     53,114
                                                --------  --------   --------
PROPERTY, PLANT AND EQUIPMENT
  Land and improvements........................    2,514     2,526      2,526
  Buildings....................................    5,041     5,110      5,149
  Furniture, machinery and equipment...........    9,229    13,706     14,219
  Leasehold improvements.......................      517       973        930
                                                --------  --------   --------
                                                  17,301    22,315     22,824
  Accumulated depreciation ....................   (5,155)   (8,190)    (8,927)
                                                --------  --------   --------
    Net property, plant and equipment..........   12,146    14,125     13,897
                                                --------  --------   --------
INTANGIBLE ASSETS, net
  Goodwill.....................................  176,103   495,144    488,903
  Other intangibles............................   72,542    92,084     87,424
                                                --------  --------   --------
    Total intangible assets....................  248,645   587,228    576,327
                                                --------  --------   --------
                                                $298,497  $660,226   $643,338
                                                ========  ========   ========
     LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......... $ 15,350  $  8,253   $ 10,609
  Accounts payable.............................   10,938    13,311     15,682
  Accrued compensation.........................    6,809     6,146      3,761
  Income taxes payable.........................    1,552     1,329      1,604
  Other accrued liabilities....................    2,312    11,660     14,629
  Deferred revenue.............................   21,105    45,643     26,380
                                                --------  --------   --------
    Total current liabilities..................   58,066    86,342     72,665
                                                --------  --------   --------
LONG-TERM DEBT, net of current maturities......  148,873   418,615    408,384
OTHER LONG-TERM LIABILITIES....................    1,824     3,227      2,086
MINORITY INTEREST..............................      --     17,282     17,675
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY
  Common stock, $.01 par value; 40,000 shares
   authorized; 21,800, 33,466 and 33,630
   (unaudited) shares issued and outstanding at
   December 31, 1997 and 1998, and March 31,
   1999 respectively...........................      218       335        336
  Capital in excess of par.....................  108,782   183,042    186,038
  Accumulated deficit..........................  (19,309)  (47,745)   (39,596)
  Accumulated other comprehensive income
   (loss)......................................       43      (872)    (4,250)
                                                --------  --------   --------
    Total stockholder's equity.................   89,734   134,760    142,528
                                                --------  --------   --------
                                                $298,497  $660,226   $643,338
                                                ========  ========   ========

                 The accompanying notes to financial statements
             are an integral part of these consolidated statements.

                                ADVANSTAR, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                         Predecessor
                         ------------
                                         Seven
                                         Months       Year Ended         Three Months Ended
                         Five Months     Ended       December 31,             March 31,
                            Ended     December 31, ------------------  -----------------------
                         May 31, 1996     1996       1997      1998       1998        1999
                         ------------ ------------ --------  --------  ----------- -----------
                                                                       (unaudited) (unaudited)
Net revenue.............   $68,286      $ 82,720   $187,656  $259,825    $62,063     $99,084
                           -------      --------   --------  --------    -------     -------
Operating expenses:
  Cost of production....    15,764        18,394     39,096    54,330     13,189      20,515
  Selling, editorial and
   circulation..........    28,071        35,166     87,243   114,705     26,412      37,956
  General and
   administrative.......    10,031        15,446     27,514    36,883      8,207      13,129
  Amortization of
   goodwill and other
   intangible assets....     1,588        13,171     24,326    48,752      5,652       9,656
  Depreciation..........     1,423         1,882      2,964     2,579        584         722
                           -------      --------   --------  --------    -------     -------
    Total operating
     expenses...........    56,877        84,059    181,143   257,249     54,044      81,978
                           -------      --------   --------  --------    -------     -------
Operating income
 (loss).................    11,409        (1,339)     6,513     2,576      8,019      17,106
Other income (expense)
  Interest expense,
   net..................    (6,963)       (7,511)   (15,117)  (27,862)    (3,814)     (8,827)
  Other income
   (expense), net.......        23          (488)       292    (1,926)       (14)        (15)
                           -------      --------   --------  --------    -------     -------
Income (loss) before
 income taxes and
 minority interest......     4,469        (9,338)    (8,312)  (27,212)     4,191       8,264
Provision for income
 taxes..................        13         1,076        583     1,264         54         494
Minority interest in
 earnings of
 subsidiary.............       --            --         --         40        304         379
                           -------      --------   --------  --------    -------     -------
Net income (loss).......   $ 4,456      $(10,414)  $ (8,895) $(28,436)   $ 4,441     $ 8,149
                           =======      ========   ========  ========    =======     =======
Earnings (loss) per
 share
  Basic.................   $  3.86      $  (0.54)  $  (0.41) $  (0.96)   $  0.20     $  0.24
  Diluted...............      3.86         (0.54)     (0.41)    (0.96)      0.20        0.24
                           =======      ========   ========  ========    =======     =======
Weighted average shares
 outstanding
  Basic.................     1,154        19,400     21,768    29,652     21,800      33,494
  Diluted...............     1,154        19,400     21,768    29,652     21,800      34,486
                           =======      ========   ========  ========    =======     =======



                 The accompanying notes to financial statements
             are an integral part of these consolidated statements.

                                ADVANSTAR, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                             (Dollars in thousands)

                                                        Accumulated
                               Common       Capital in     Other
                          ----------------- Excess of  Comprehensive Accumulated
                            Shares   Amount Par Value     Income       Deficit     Total
                          ---------- ------ ---------- ------------- ----------- ---------          ---
Balance, January 1, 1996
 (Predecessor)..........   1,154,444 $  11   $ 53,214     $  105      $(181,633) $(128,304)
 Comprehensive income:
   Net Income...........         --    --         --         --           4,456
   Translation
    adjustment..........         --    --         --        (105)           --
   Total comprehensive
    income..............         --    --         --         --             --       4,351
                          ---------- -----   --------     ------      ---------  ---------
Balance, May 31, 1996
 (Predecessor)..........   1,154,444 $  11   $ 53,214     $  --       $(177,177) $(123,953)
                          ========== =====   ========     ======      =========  =========
Balance, May 31, 1996
 (Successor)............  19,400,000 $ 194   $ 96,806     $  --       $     --   $  97,000
 Comprehensive income:
   Net loss.............         --    --         --         --         (10,414)
   Translation
    adjustment..........         --    --         --         253            --
   Total comprehensive
    loss................         --    --         --         --             --     (10,161)
                          ---------- -----   --------     ------      ---------  ---------
Balance, December 31,
 1996
 (Successor)............  19,400,000   194     96,806        253        (10,414)    86,839
 Comprehensive income:
   Net loss.............         --    --         --         --          (8,895)
   Translation
    adjustment..........         --    --         --        (210)           --
   Total comprehensive
    loss................         --    --         --         --             --      (9,105)
 Issuance of common
  stock.................   2,400,000    24     11,976        --             --      12,000
                          ---------- -----   --------     ------      ---------  ---------
Balance, December 31,
 1997
 (Successor)............  21,800,000   218    108,782         43        (19,309)    89,734
 Comprehensive income:
   Net loss.............         --    --         --         --         (28,436)
   Translation
    adjustment..........         --    --         --        (915)           --
   Total comprehensive
    loss................         --    --         --         --             --     (29,351)
 Stock option
  compensation..........         --    --       3,397        --             --       3,397
 Issuance of common
  stock.................  11,666,666   117     70,863        --             --      70,980
                          ---------- -----   --------     ------      ---------  ---------
Balance, December 31,
 1998...................  33,466,666 $ 335   $183,042     $ (872)     $ (47,745) $ 134,760
                          ========== =====   ========     ======      =========  =========

                 The accompanying notes to financial statements
             are an integral part of these consolidated statements.

                                ADVANSTAR, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                   Year Ended         Three Months Ended
                                                     Predecessor     Seven        December 31,             March 31,
                                                     ------------    Months    -------------------  -----------------------
                                                     Five Months     Ended
                                                        Ended     December 31,
                                                     May 31, 1996     1996       1997      1998        1998        1999
                                                     ------------ ------------ --------  ---------  ----------- -----------
                                                                                                    (unaudited) (unaudited)
OPERATING ACTIVITIES
 Net income (loss)..................................   $ 4,456     $ (10,414)  $ (8,895) $ (28,436)  $  4,441    $  8,149
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities
  Depreciation and amortization.....................     3,019        15,120     26,371     39,158      6,347      10,524
  Non-cash interest.................................       963            (4)       934        960        238         266
  Asset impairment writedowns.......................       --            --       1,155     12,665        --          --
  Non-cash stock compensation.......................       --            --         --       3,397        --        2,997
  (Gain) loss on sales of assets and other..........       (28)            8       (228)     1,968       (304)        396
  Changes in operating assets and liabilities.......
   Accounts receivable, net.........................      (422)       (2,010)    (2,098)    (6,064)      (932)      1,564
   Inventories......................................       257           (45)      (317)       657          2          83
   Prepaid expenses.................................     2,055        (2,206)    (2,001)      (670)     3,256       2,924
   Accounts payable and accrued liabilities.........    (5,820)        6,169     (2,591)     7,338        884         (14)
   Deferred revenue.................................    (5,320)        5,745        290      3,674     (7,063)    (19,263)
   Other............................................      (171)          253        (28)    (1,994)    (3,500)      2,103
                                                       -------     ---------   --------  ---------   --------    --------
    Net cash provided by (used in) operating
     activities.....................................    (1,011)       12,616     12,592     32,653      3,369       9,729
                                                       -------     ---------   --------  ---------   --------    --------
INVESTING ACTIVITIES
 Additions to property, plant and equipment.........      (365)         (780)    (2,260)    (4,154)    (1,240)       (791)
 Change in notes receivable.........................        34           235       (235)      (124)        47         102
 Acquisition of publications and trade shows, net...       --        (18,379)   (31,871)  (358,315)   (25,901)     (2,621)
 Proceeds from sale of publishing and other assets..        57           --       1,043      4,332         30          13
                                                       -------     ---------   --------  ---------   --------    --------
    Net cash used in investing activities...........      (274)      (18,924)   (33,323)  (358,261)   (27,064)     (3,297)
                                                       -------     ---------   --------  ---------   --------    --------
FINANCING ACTIVITIES
 Acquisition-related financing transactions
  Redemption of common stock, options and warrants..       --        (57,002)       --         --         --          --
  Repayment of long-term debt.......................       --       (171,162)       --         --         --          --
  Repayment of revolving credit loan................       --         (6,898)       --         --         --          --
  Proceeds from capital contributions...............       --         97,000        --         --         --          --
  Proceeds from long-term debt......................       --        140,000        --         --         --          --
  Proceeds from revolving credit loan...............       --          4,000        --         --         --          --
  Transaction costs and loan origination fees.......       --         (5,699)       --         --         --          --
 Net proceeds from (payments on) revolving credit
  loan..............................................     4,332        13,000    (15,000)    27,000     26,500      (7,000)
 Proceeds from long-term debt.......................       245           --      40,000    399,613        --          --
 Payments of long-term debt.........................    (2,500)       (6,000)   (11,776)  (163,993)    (3,726)       (885)
 Proceeds from sale of common stock, capital
  contributions and other...........................       150           --      12,000     70,980        --          --
 Dividends paid to minority interest holders........       --            --         --      (1,000)       --          --
 Purchase of interest rate cap agreements and
  origination/underwriters fees.....................       --         (1,295)       --         --         --          --
                                                       -------     ---------   --------  ---------   --------    --------
    Net cash provided by financing activities.......     2,227         5,944     25,224    332,600     22,774      (7,885)
                                                       -------     ---------   --------  ---------   --------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS........................................       --            --         --         --        (168)        367
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS........................................       942          (364)     4,493      6,992     (1,089)     (1,086)
CASH AND CASH EQUIVALENTS, beginning of period......     1,953         2,895      2,531      7,024      7,024      14,010
                                                       -------     ---------   --------  ---------   --------    --------
CASH AND CASH EQUIVALENTS, end of period............   $ 2,895     $   2,531   $  7,024  $  14,016   $  5,935    $ 12,930
--------------------------------------------------
                                                       =======     =========   ========  =========   ========    ========

                 The accompanying notes to financial statements
             are an integral part of these consolidated statements.

                                ADVANSTAR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

      The accompanying consolidated financial statements include the accounts of Advanstar, Inc., formerly Advanstar Holdings, Inc. (Holdings), and its wholly-owned subsidiary Advanstar Communications Inc. (Communications) and Communications' majority-owned subsidiaries (collectively, Advanstar or the Company). All intercompany accounts and transactions between consolidated entities have been eliminated.

      The Company operates and manages trade shows and conferences; publishes controlled circulation trade and professional periodicals; and markets a broad range of marketing, direct mail and database products and services.

      On May 31, 1996, Holdings acquired for cash all of the outstanding stock of Communications. Holdings was established expressly for the purpose of effecting the acquisition of Communications (the HFCP III Acquisition). The aggregate purchase price for Communications was approximately $267.0 million, consisting of $97.0 million cash equity, $144.0 million debt and approximately $26.0 million of assumed liabilities and transaction costs.

      Due to the effects of the HFCP III Acquisition on the recorded bases of goodwill, intangibles, property and shareholders' equity, as discussed below, the financial statements prior to and subsequent to the HFCP III Acquisition are not comparable. Periods prior to June 1, 1996 represent the accounts of the Predecessor.

      On June 10, 1998, Holdings merged into its parent holding company, AHI Holdings Corp. (AHI). AHI had no operations independent of Holdings. In connection with the merger, AHI Holdings Corp. changed its name to Advanstar Holdings, Inc. All references to the number of common shares and per share amounts have been adjusted to reflect the capitalization of the merged entity. On March 17, 1999, Advanstar Holdings, Inc. changed its name to Advanstar, Inc.

      On April 20, 1999, the Company's board of directors approved a two-for-one stock split, which was effected as a stock dividend. On April 21, 1999, stockholder's were issued one additional share of Common Stock for each share of Common Stock held on the record date of April 20, 1999. All references to the number of common shares and per share amounts have been adjusted to reflect the stock split on a retroactive basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

      Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which

                              ADVANSTAR, INC.

approximates their fair market value. The effect of foreign currency translation on cash held by foreign operations is immaterial.

Prepaid Expenses and Other Current Assets

      Prepaid expenses consist primarily of prepaid trade show and conference expenses, prepaid publication production costs and miscellaneous deposits. Event and publication expenses are charged to operations at the time of the occurrence of the related event and at the time of publication issuance. Other current assets consist of paper inventories and notes receivable.

Property, Plant and Equipment

      Property, plant and equipment additions are recorded at cost. For financial reporting purposes, depreciation is provided on a straight-line basis over the following estimated useful lives:

                                                          Estimated Useful Lives
                                                          ----------------------
     Land improvements................................... 10-15 years
     Buildings........................................... 20-40 years
     Furniture, machinery and equipment.................. 3-10 years
     Leasehold improvements.............................. Life of lease

For tax reporting purposes, certain assets have different estimated useful lives.

Goodwill

      All acquisitions have been accounted for using the purchase method of accounting, with the purchase price in excess of the fair values of specific identifiable tangible and intangible assets acquired allocated to goodwill.

      Goodwill, which is being amortized on a straight-line basis over an average of one to 23 years, is recorded in the accompanying consolidated balance sheet net of accumulated amortization of $11.9 million and $29.4 million at December 31, 1997 and 1998, respectively.

Intangible Assets

      Intangible assets related to the HFCP III Acquisition consist primarily of advertiser, paid subscriber and trade show exhibitor lists, computer software, the value assigned to Advanstar's assembled workforce and fulfillment agreements. Such intangibles are being amortized on a straight-line basis over one to 20 years. Intangible assets associated with acquired businesses consist primarily of identifiable intangibles and are being amortized on a straight-line basis over one to eight years. Accumulated amortization was $25.6 million and $41.1 million at December 31, 1997 and 1998, respectively.

                              ADVANSTAR, INC.

Impairment of Long-Lived Assets

      The Company evaluates the carrying value of long-lived assets, including identifiable intangibles and goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future non-discounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

      During 1998, the Company identified certain properties which, due to changes in market conditions and portfolio management direction, the Company elected to discontinue. As a result, a total non-cash charge of $12.7 million was recorded to write down the carrying value of the related operating assets and intangibles, and is included in amortization of goodwill and other intangible assets on the consolidated statements of operations.

Revenue Recognition

      Trade show and conference revenue is recognized in the accounting period in which the event is conducted. Subscription revenue is recognized on a pro rata basis as publications are issued to fulfill the subscription obligations. Advertising revenue is recognized as the publication with the respective advertisement is published. Deferred revenue is recorded when cash is received in advance of providing the related service.

      Deferred revenue consisted of the following at December 31 (in thousands):

                                                                 1997    1998
                                                                ------- -------
     Deferred trade show and conference revenue................ $16,529 $41,468
     Deferred advertising and subscription revenue.............   4,576   4,175
                                                                ------- -------
     Total deferred revenue.................................... $21,105 $45,643
                                                                ======= =======

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Ultimate results could differ from these estimates. On an ongoing basis, management reviews its estimates, including those affecting doubtful accounts, valuation of goodwill and intangible assets, compensation related to stock options, and income taxes. Changes in facts and circumstances may result in revised estimates.

                              ADVANSTAR, INC.

Foreign Currency Translation

      The Company accounts for translation investments in foreign entities in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation."

Stock-Based Compensation

      The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, due to the variable features of option grants under the Company's stock option plan, the Company measures compensation cost as the difference between the exercise price of the options and the fair value of the shares under option at the end of each period, and recognizes compensation expense to provide for such difference.

Comprehensive Income

      Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement established rules for the reporting of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the consolidated statement of stockholder's equity. The adoption of SFAS No. 130 had no impact on total shareholder's equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.

Segments

      Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Statement establishes standards for the reporting of information about operating segments in annual financials statements and requires that those businesses report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did require additional disclosure.

Reclassifications

      Certain reclassifications have been made to amounts reported in prior years in order to conform to the current year presentation.

                              ADVANSTAR, INC.

Recently Issued Accounting Standards

      SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

      In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal use." The SOP, which was adopted as of the beginning of 1998, requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. In the prior year, the Company expensed such costs as incurred. The effect of adopting the SOP was not material to the Company's 1998 net income.

3. Acquisitions

      On April 30, 1998, the Company acquired Men's Apparel Guild in California, Inc. (MAGIC), which operates apparel trade shows (the MAGIC Acquisition). The acquisition was accounted for as a purchase. The purchase price was approximately $234.3 million in cash and assumed liabilities. Concurrent with the MAGIC Acquisition, the Company renegotiated its credit agreement (the Original Credit Facility) to provide additional borrowing capacity (as so amended, the First Amended Credit Facility) and issued
$150.0 million of senior subordinated notes (Notes). The Company also received an additional equity contribution of approximately $71.0 million.

      On August 17, 1998, the Company acquired certain travel-related publication and trade show assets of Universal Media Inc. (the Travel Agent Acquisition), including Travel Agent (collectively, Travel Agent). The acquisition was accounted for as a purchase. The purchase price was approximately $68.0 million in cash plus approximately $1.0 million in assumed liabilities. Concurrent with the Travel Agent Acquisition, the Company undertook an additional amendment to its credit agreement to further increase its borrowing capacity thereunder by $40.0 million (as so amended, the Second Amended Credit Facility, and together with the Original Credit Facility and the First Amended Credit Facility, the Amended Credit Facility), and financed the balance of the cash purchase price with its available cash and revolving credit facility.

      From January 1, 1998 through December 31, 1998, the Company completed 11 other acquisitions of trade shows, conferences and publishing properties, with a cumulative purchase price totaling approximately $89.1 million. Certain entities acquired in 1998 have minority ownership interests.

                              ADVANSTAR, INC.

      The following are unaudited pro forma operating results as if the acquisitions had taken place at January 1, 1997 (in thousands, except per share amounts):

                                                          Year ended December
                                                                  31
                                                          --------------------
                                                            1997       1998
                                                          ---------  ---------
     Total revenues...................................... $ 270,039  $ 306,666
                                                          =========  =========
     Operating income.................................... $  14,242  $  15,140
                                                          =========  =========
     Net loss............................................ $ (17,314) $ (23,679)
                                                          =========  =========
     Loss per share--basic and diluted................... $   (0.80) $   (0.80)
                                                          =========  =========

      The unaudited pro forma financial information is provided for informational purposes only. It is based on historical information and does not purport to be indicative of the results that would have occurred had the acquisitions been made at January 1, 1998, or of future results.

      During 1996 and 1997, the Company purchased certain trade shows and publishing properties for an aggregate purchase price of $18.3 million and $39.7 million, respectively. The cost of these acquired entities in excess of the fair market value of net assets acquired has been recorded as goodwill and intangibles. Due to the timing of these acquisitions the incremental pro forma affect on the results of operations was not material.

4. Earnings Per Share

      Earnings per share are calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share".

      The following table is a reconciliation of the earnings numerator and the weighted-average shares denominator used in the calculations of basic and diluted earnings per share (in thousands, except per share data):

                                        Year ended        Three Months Ended
                                       December 31             March 31,
                                     -----------------  -----------------------
                                      1997      1998       1998        1999
                                     -------  --------  ----------- -----------
                                                        (unaudited) (unaudited)
      Net income (loss)
       Basic and diluted earnings
        per share..................  $(8,895) $(28,436)   $4,441      $ 8,149
      Weighted Average Shares
       Basic.......................   21,768    29,652    21,800       33,494
       Adjustments for dilutive se-
        curities:
        Employee stock options.....      --        --        --           992
       Diluted.....................   21,768    29,652    21,800       34,486
                                     =======  ========    ======      =======
      Basic earnings (loss) per
       share.......................  $ (0.41) $  (0.96)   $ 0.20      $  0.24
                                     =======  ========    ======      =======
      Diluted earnings (loss) per
       share.......................  $ (0.41) $  (0.96)   $ 0.20      $  0.24
                                     =======  ========    ======      =======

                              ADVANSTAR, INC.

5. Debt

Amended Credit Facility

      In August 1998, the Company amended its credit facility. The Amended Credit Facility consists of three components: Tranche A, a 5 1/2-year term loan in an aggregate principal amount equal to $100.0 million; Tranche B, a 7-year term loan in an aggregate principal amount equal to $150.0 million; and a 5 1/2-year revolving credit facility in the maximum amount of $60.0 million. In addition, the Company has purchased interest rate cap agreements for a notional amount of $75.0 million to fix its interest rate exposure at 8.0-8.5%.

      The obligations of the Company under the Amended Credit Facility are guaranteed by the domestic wholly-owned subsidiaries of the Company and are collateralized by substantially all tangible and intangible assets of the Company and pledges of the Company and substantially all of its subsidiaries' capital stock.

      The Amended Credit Facility requires the Company to apply certain amounts to prepay the term loans, including (i) proceeds from certain issuances of equity or indebtedness by the Company; (ii) the net cash proceeds of certain sales or other dispositions by the Company of any assets; and (iii) 50% of excess cash flow (as defined) for each fiscal year starting on January 1, 2000. The Company will also have the right to optionally prepay the loans, without premium, in whole or in part. Amounts applied as prepayments of the revolving credit facility may be reborrowed; amounts prepaid in respect of the term loans may not.

      The Amended Credit Facility contains certain restrictive financial covenants, including a minimum fixed charge coverage ratio and a maximum leverage ratio. The Company was in compliance with all covenants as of December 31, 1998.

Senior Subordinated Notes

      The senior subordinated notes (Notes) issued in conjunction with the MAGIC acquisition are unsecured obligations of Communications, limited to $150.0 million aggregate principal amount, and will mature on May 1, 2008. Each Note bears interest at 9 1/4%, payable semiannually. The Notes are redeemable at Communications' option after May 1, 2003 through April 30, 2006 at specified premiums, and at par thereafter. A portion of the Notes may be redeemed at a premium prior to May 1, 2001 with proceeds of certain equity offerings made by the Company, and the Notes may also be redeemed at a premium prior to May 1, 2003 upon a qualifying change of control of Advanstar.

                              ADVANSTAR, INC.

      Restrictive financial covenants under the Notes include a minimum fixed charge coverage ratio and limitations on certain asset dispositions and dividend, distribution, and other restricted payments. The Company was in compliance with all covenants as of December 31, 1998.

      Long-term debt consists of the following (in thousands):

                                                At December 31
                                               ------------------  At March 31,
                                                 1997      1998        1999
                                               --------  --------  ------------
                                                                   (unaudited)
Tranche A term loan, interest at LIBOR plus
 2.25%, 7.88% at December 31, 1998 (7.19% at
 March 31, 1999--unaudited), due October 31,
 2003........................................  $ 51,500  $ 98,529    $ 97,794
Tranche A2 term loan, interest at LIBOR plus
 2.75%.......................................    38,850       --          --
Tranche B term loan, interest at LIBOR plus
 2.50%, 8.13% at December 31, 1998 (7.19% at
 March 31, 1999--unaudited), due April 30,
 2005........................................    71,873   149,700     149,550
Revolving credit loan, interest at LIBOR plus
 2.25%, 7.88% at December 31, 1998 (7.19% at
 March 31, 1999--unaudited), due October 31,
 2003........................................     2,000    29,000      22,000
Senior subordinated notes at 9.25%, due May
 31, 2008,
Net of discount..............................       --    149,639     149,649
                                               --------  --------    --------
                                                164,223   426,868     418,993
Less--Current maturities.....................   (15,350)   (8,253)    (10,609)
                                               --------  --------    --------
                                               $148,873  $418,615    $408,384
                                               ========  ========    ========

      Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt was substantially the same as its carrying value at December 31, 1997 and 1998. Cash paid during 1996, 1997, 1998 and for the three months ended March 31, 1998 and 1999 for interest was $16.2 million, $15.4 million, $25.3 million, $3.7 million (unaudited), and $5.2 million (unaudited), respectively.

      Annual maturities of long-term debt for the next five years are as follows (in thousands):

            1999................................. $ 8,253
            2000.................................  15,906
            2001.................................  20,023
            2002.................................  22,965
            2003.................................  66,082

6. Comprehensive Income

      The table below presents comprehensive income, defined as changes in the equity of the Company excluding changes resulting from investments by and distributions to shareholders (in thousands).

                                                           Three Months Ended
                                                                March 31,
                                                         -----------------------
                                                            1998        1999
                                                         ----------- -----------
                                                         (unaudited) (unaudited)
                                                         ----------- -----------
Net income (loss).......................................   $ 4,441     $ 8,149
Change in cumulative translation adjustment.............      (168)     (3,378)
                                                           -------     -------
Comprehensive income (loss).............................   $ 4,273     $ 4,771
                                                           =======     =======

                              ADVANSTAR, INC.

7. Stockholder's Equity

Stock Option Plan

      In November 1996, the Company implemented a nonqualified stock option plan (the Plan) in which certain members of the Company's management are eligible to participate. The term of the options runs for ten years, with options vesting 20% in each of the first five years of the option term. The exercise price for these options increases at a 10% annually compounded rate. Options become immediately exercisable upon a change of control of the Company, or at the discretion of the Company's Board of Directors. If the Company does not complete an initial public offering by January 1, 2001, option holders may agree with the Company to sell the shares under option to the Company at a fair market value price to be determined by the Board of Directors. However, the Company is not obligated to agree to any such repurchase under the terms of the Plan. In addition, the Company has certain repurchase rights under the Plan. Under the Plan, up to 3,000,000 options may be granted at the discretion of the the Company's Board of Directors.

      The Company accounts for the options using the intrinsic value method outlined in APB Opinion No. 25, "Acounting for Stock Issued to Employees." Accordingly, and because of the variable features of the Plan, the Company measures compensation cost as the difference between the exercise price of the options and the fair value of the shares under option at the end of each period, and recognizes compensation expense to provide for such difference. No compensation expense was recognized during 1996 or 1997 because the fair value of Holdings' shares was less than the exercise price of the related options. As of December 31, 1998, compensation expense of $3.4 million was recognized under the Plan. The Company's net income (loss) on a pro forma basis would have been unchanged from historical amounts for fiscal years 1996 and 1997. If the Company had elected to recognize compensation cost based on the fair value of the options granted as prescribed by SFAS No. 123, a net loss on a pro forma basis would have been increased to $28.5 million or $0.97 loss per diluted share for fiscal year 1998.

      For purposes of computing compensation cost of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                       1996     1997     1998
                                                      -------  -------  -------
     Expected dividend yield.........................     --       --       --
     Expected stock price volatility.................    34.2%    32.4%    30.6%
     Risk-free interest rate.........................     6.0%     5.8%     5.6%
     Expected life of options........................ 5 years  5 years  5 years

                              ADVANSTAR, INC.

      A summary of stock option activity under the Plan is as follows:

                                                      Options   Weighted Average
                                                    Outstanding Exercise  Price
                                                    ----------- ----------------
     Outstanding at January 1, 1996................        --          --
       Granted.....................................  1,247,400       $5.00
       Exercised...................................        --          --
       Cancelled...................................        --          --
     Outstanding at December 31, 1996..............  1,247,400        5.00
       Granted.....................................    223,400        6.50
       Exercised...................................        --          --
       Cancelled...................................        --          --
     Outstanding at December 31, 1997..............  1,470,800        5.82
       Granted.....................................    720,324        6.09
       Exercised...................................        --          --
       Cancelled...................................   (380,000)       5.87
     Outstanding at December 31, 1998..............  1,811,124        6.42

      As of December 31, 1998, the outstanding stock options had a weighted-average exercise price of $6.42 and a weighted-average remaining contractual life of 8.7 years. 609,640 options were exercisable with a weighted-average exercise price of $6.42. The weighted average fair value of grants during 1998, as estimated using the Black-Scholes option pricing model, was $1.20 per option.

8. Postretirement and Other Employee Benefits

Postretirement Benefits

      Prior to June 1, 1995, the Company maintained a plan whereby employees retiring from the Company on or after attaining age 62 who had rendered at least 20 years of service were entitled to postretirement medical coverage and life insurance. On June 1, 1995, as permitted by the provisions of the plan, the Company terminated the plan for all employees, except current retirees and active employees who were at least 57 years of age and will have 20 years of service upon reaching age 62. The accumulated postretirement benefit obligation for the unfunded plan is not material.

401(k) Plan

      The Company has an Employees' 401(k) Plan and Trust (the "Plan") available to employees of the Company and its domestic subsidiaries. All current and future domestic employees who have completed one year of service and are at least 21 years of age are eligible to participate in the Plan. The Company is required to make a matching contribution to the Plan and may, at its discretion, make discretionary contributions to the Plan. Eligible employees are vested 100% in their own contributions. Contributions made by the Company vest in equal installments over five years. Total contribution expense was $0.4 million, $0.9 million and $1.0 million for the 7 months ended December 31, 1996, and the years ended December 31, 1997, 1998, respectively.

                              ADVANSTAR, INC.

9. Income Taxes

      The Company utilizes the liability method for calculating deferred income taxes, and deferred tax assets and liabilities are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities pursuant to the provisions of enacted tax laws. Significant components of the Company's deferred tax assets were as follows (in thousands):

                                                     Year ended December 31,
                                                     -------------------------
                                                        1997          1998
                                                     -----------  ------------
     Deferred tax assets:
       Net operating loss carryforwards............. $     4,900  $      8,510
       Foreign tax credit carryforwards.............       1,042         1,159
       Charitable contribution carryover............           9            24
       Amortization of intangible assets............         305         4,620
       Postretirement benefits other than pension...         467           307
       Depreciation.................................         572           508
       Stock option compensation....................         --          1,290
       Other, primarily accrued expenses............         823           666
                                                     -----------  ------------
         Gross deferred tax assets..................       8,118        17,084
     Deferred tax liabilities:
       Prepaid expenses.............................      (1,736)       (1,674)
                                                     -----------  ------------
     Valuation allowance............................      (6,382)      (15,410)
                                                     -----------  ------------
     Deferred income taxes.......................... $       --   $        --
                                                     ===========  ============

      A valuation allowance has been provided because of the Company's history of operating losses. Net operating loss carry-forwards total $22.4 million at December 31, 1998, of which $1.2 million is subject to certain limitations. Net operating loss carry-forwards expire through 2012. The foreign tax credit carry-forwards substantially expire in 2001.

10. Commitments and Contingencies

Leases

      The Company has long-term operating leases for office space and office equipment. The leases generally require the Company to pay maintenance, insurance, taxes and other expenses in addition to minimum annual rentals. Building and equipment rent expense was $2.6, $3.0 and $3.4 million for 1996, 1997 and 1998, respectively. Future minimum lease commitments under operating leases with initial terms of one year or more are as follows (in thousands):

     1999............................................................... $ 4,490
     2000...............................................................   3,674
     2001...............................................................   2,845
     2002...............................................................   2,281
     2003...............................................................   1,710
     Thereafter.........................................................  18,510

                              ADVANSTAR, INC.

Employment Agreements

      Two senior executives of the Company entered into four-year employment agreements with Holdings dated as of July 1, 1996. Pursuant to the agreements, the executives are entitled to annual base salaries and annual bonuses based on the Company's EBITDA for any year. The agreements also provide for severance benefits equal to one year's base salary and benefits (and a pro rated bonus) upon termination of employment by Holdings without "cause" or by the executive for "good reason". The executives also entered into non-competition and confidentiality agreements with the Company. The non-compete period is one year after termination of employment unless employment is terminated by the Company without cause or by the executive for good reason, in which case the non-competition period is six months. During the non-competition period, the executives may not hire any employee of the Company or solicit any trade show or publishing business from a third party who has a relationship or contract with the Company. Compensation expense for these executives is included in general and administrative expense of the Company.

Litigation

      The Company is a defendant in legal proceedings arising in the ordinary course of business. Although the outcome of these proceedings cannot presently be determined, in the opinion of management, disposition of these proceedings will not have a material effect on the results of operations or financial position of the Company.

11. Segments

      The Company has three reportable segments: trade shows and conferences, trade publications, and marketing services. The trade show and conference segment allows exhibitors a cost effective means to showcase and sell products and services while developing business relationships with many potential customers in a short time period. The Company's trade publications segment provides key new product and educational information to readers and allows advertisers to reach highly targeted and select business audiences. The marketing services segment offers customers mailing lists from the Company's subscriber and attendee databases; editorial and advertising reprints; direct mail postcards; and classified, recruitment and industry directory advertising.

      The Company evaluates the performance of, and allocates resources to, its segments based on gross profit. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales or transfers. Segment assets are primarily prepaid expenses and accounts receivables.

                              ADVANSTAR, INC.

                                        Trade Shows           Corporate
                              Trade         and     Marketing    and
                           Publications Conferences Services    Other    Totals
                           ------------ ----------- --------- --------- --------
                                              (in thousands)
Seven months ended December 31, 1996
Revenues..................   $ 60,636    $ 13,929    $ 7,929  $    226  $ 82,720
Gross profit..............     19,649       4,954      4,331       226    29,160
Segment assets............     18,827       3,055      1,625   253,666   277,173
                             --------    --------    -------  --------  --------
Year ended December 31, 1997
Revenues..................    111,611      61,608     13,900       537   187,656
Gross profit..............     33,801      19,799      7,180       537    61,317
Segment assets............     21,337       7,761      1,832   267,567   298,497
                             --------    --------    -------  --------  --------
Year ended December 31, 1998
Revenues..................    130,442     113,066     15,647       670   259,825
Gross profit..............     37,715      44,528      8,102       445    90,790
Segment assets............     30,119      10,962      2,254   616,891   660,226
                             --------    --------    -------  --------  --------

                                        Trade Shows           Corporate
                              Trade         and     Marketing    and
                           Publications Conferences Services    Other    Totals
                           ------------ ----------- --------- --------- --------
                                              (in thousands)
Three months ended March 31, 1998
(Unaudited)
Revenues..................   $26,132      $32,302    $3,395   $    234  $ 62,063
Gross profit..............     5,195       15,714     1,407        146    22,462
Segment assets............    20,169        4,825     1,662    303,167   329,823
                             -------      -------    ------   --------  --------
Three months ended March 31, 1999
(Unaudited)
Revenues..................    33,272       61,573     4,084        155    99,084
Gross profit..............     6,872       32,101     1,630         10    40,613
Segment assets............    28,549        8,146     2,133    604,510   643,338
                             -------      -------    ------   --------  --------

      Intangible assets represent 93.1%, 92.9% and 95.2% at December 31, 1996, 1997 and 1998, respectively and 93.3% (unaudited) and 95.3% (unaudited) at March 31, 1998 and 1999, respectively, of corporate and other assets.

      The reconciliation of total segment gross profit to consolidated pre-tax income are as follows (in thousands):

                         Seven months
                            ended        Years ended        Three Months Ended
                         December 31,   December 31,             March 31,
                         ------------ ------------------  -----------------------
                             1996       1997      1998       1998        1999
                         ------------ --------  --------  ----------- -----------
                                                          (unaudited) (unaudited)
Total segment gross
 profit.................   $ 29,160   $ 61,317  $ 90,790    $22,462    $ 40,613
General and
 administrative
 expense................    (15,446)   (27,514)  (36,883)    (8,207)    (13,129)
Depreciation and
 amortization...........    (15,053)   (27,290)  (51,331)    (6,236)    (10,378)
Other expense...........     (7,999)   (14,825)  (29,748)    (3,828)     (8,842)
                           --------   --------  --------    -------    --------
Consolidated pre-tax
 loss...................   $ (9,338)  $ (8,312) $(27,172)   $ 4,191    $  8,264
                           ========   ========  ========    =======    ========

                             ADVANSTAR, INC.

      Financial information relating to the Company's operations by geographic area for the seven months ended December 31, 1996, and for the years ended December 31, 1997 and 1998 was as follows (in thousands):

Revenues

                                                        1996     1997     1998
                                                      -------- -------- --------
United States........................................ $ 72,066 $164,197 $225,104
International........................................   10,654   23,459   34,721
                                                      -------- -------- --------
                                                       $82,720 $187,656 $259,825
                                                      ======== ======== ========

      Revenues are primarily attributed to countries based on the location of customers.

Long-Lived Assets

                                                           At December 31,
                                                      --------------------------
                                                        1996     1997     1998
                                                      -------- -------- --------
                                                            (in thousands)
United States........................................ $249,589 $257,057 $573,734
International........................................      381    3,734   27,619
                                                      -------- -------- --------
                                                      $249,970 $260,791 $601,353
                                                      ======== ======== ========

12. Supplemental Guarantor Condensed Consolidating Financial Statements

Basis of presentation

      The Notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by Communications' wholly-owned domestic subsidiaries and by Holdings. The subsidiary guarantors are Art Expositions International, Inc.; MAGIC; Magic Kids, Inc.; Applied Business TeleCommunications; and Expocon Management Associates, Inc. As of December 31, 1998, On Demand Marketing, Inc. and Technology Events Company, LLC, two former guarantor subsidiaries, were merged with and into Communications. The condensed consolidating financial statements of the guarantors are presented below and should be read in connection with the Consolidated Financial Statements of the Company. Separate financial statements of the guarantors are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees and the Company believes the condensed consolidating financial statements presented are more meaningful in understanding the financial position of the guarantors.

      There are no significant restrictions on the ability of the Subsidiary Guarantors to make distributions to the Company. Condensed consolidating financial information has not been presented for 1996 and 1997 because the Company had no non-guarantor subsidiaries in 1996 and 1997.

                                ADVANSTAR, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             At December 31, 1998
                                (in thousands)

                                                                                   Guarantor   Non-Guarantor
                   Holdings  Communications  Magic    MagicKids   ABC    Expocon  Subsidiaries Subsidiaries  Elimination
                   --------  -------------- --------  --------- -------  -------  ------------ ------------- -----------
     ASSETS
Current assets:
 Cash and cash
 equivalents.....  $    --      $  8,270    $   (108)  $    4   $     8  $  (372)   $   (468)     $ 6,214     $     --
 Accounts
 receivable,
 net.............       --        22,620         597      --        430    1,138       2,165        3,191           --
 Prepaid
 expenses........       --         7,818       3,600       54       190      451       4,295        2,671           --
 Intercompany
 receivable
 (payable).......       124      (22,330)     31,811    3,493    (1,189)  (2,181)     31,934       (9,604)         (124)
 Other...........       --         1,556         --       --        --       --          --           541           --
                   --------     --------    --------   ------   -------  -------    --------      -------     ---------
 Total current
 assets..........       124       17,934      35,900    3,551      (561)    (964)     37,926        3,013          (124)
                   --------     --------    --------   ------   -------  -------    --------      -------     ---------
Property, plant
and equipment,
net..............       --        12,173         396       10        84      513       1,003          949
Investments in
subsidiaries.....   134,760      298,689         --       --        --       --          --           --       (433,449)
Net intangible
assets, net......       --       293,146     209,613      --     19,009   11,492     240,114       53,968           --
                   --------     --------    --------   ------   -------  -------    --------      -------     ---------
                   $134,884     $621,942    $245,909   $3,561   $18,532  $11,041    $279,043      $57,930     $(433,573)
                   ========     ========    ========   ======   =======  =======    ========      =======     =========
 LIABILITIES AND
  SHAREHOLDER'S
     EQUITY
Current
liabilities:
 Current portion
 of long-term
 debt............  $    --      $  8,253    $    --    $  --    $   --   $   --     $    --       $   --      $     --
 Accounts
 payable.........       124        9,109       1,439       27        48       17       1,531        2,671          (124)
 Deferred
 revenue.........       --        17,672      16,713      805     2,189    1,911      21,618        6,353           --
 Accrued
 liabilities.....       --        13,024       2,854      182       641       96       3,773        2,338           --
                   --------     --------    --------   ------   -------  -------    --------      -------     ---------
 Total current
 liabilities.....       124       48,058      21,006    1,014     2,878    2,024      26,922       11,362          (124)
                   --------     --------    --------   ------   -------  -------    --------      -------     ---------
Long term debt,
net of current
maturities.......       --       418,615         --       --        --       --          --           --            --
Other long term
liabilities......       --         3,227         --       --        --       --          --           --            --
Minority
interest.........       --        17,282         --       --        --       --          --           --            --
Shareholder
interest
 Common stock....       335           20           2      --          4        2           8          664          (692)
 Capital in
 excess of par
 value...........   183,042      183,357     220,626    1,430    15,737    9,592     247,385       44,592      (475,334)
 Retained
 earnings
 (deficit).......   (47,745)     (47,745)      4,275    1,117       (87)    (577)      4,728        1,312        41,705
 Translation
 adjustment......      (872)        (872)        --       --        --       --          --           --            872
                   --------     --------    --------   ------   -------  -------    --------      -------     ---------
 Total
 shareholders'
 equity..........   134,760      134,760     224,903    2,547    15,654    9,017     252,121       46,568      (433,449)
                   --------     --------    --------   ------   -------  -------    --------      -------     ---------
                   $134,884     $621,942    $245,909   $3,561   $18,532  $11,041    $279,043      $57,930     $(433,573)
                   ========     ========    ========   ======   =======  =======    ========      =======     =========
                   Consolidated
                      Total
                   ------------
     ASSETS
Current assets:
 Cash and cash
 equivalents.....    $ 14,016
 Accounts
 receivable,
 net.............      27,976
 Prepaid
 expenses........      14,784
 Intercompany
 receivable
 (payable).......         --
 Other...........       2,097
                   ------------
 Total current
 assets..........      58,873
                   ------------
Property, plant
and equipment,
net..............      14,125
Investments in
subsidiaries.....         --
Net intangible
assets, net......     587,228
                   ------------
                     $660,226
                   ============
 LIABILITIES AND
  SHAREHOLDER'S
     EQUITY
Current
liabilities:
 Current portion
 of long-term
 debt............    $  8,253
 Accounts
 payable.........      13,311
 Deferred
 revenue.........      45,643
 Accrued
 liabilities.....      19,135
                   ------------
 Total current
 liabilities.....      86,342
                   ------------
Long term debt,
net of current
maturities.......     418,615
Other long term
liabilities......       3,227
Minority
interest.........      17,282
Shareholder
interest
 Common stock....         335
 Capital in
 excess of par
 value...........     183,042
 Retained
 earnings
 (deficit).......     (47,745)
 Translation
 adjustment......        (872)
                   ------------
 Total
 shareholders'
 equity..........     134,760
                   ------------
                     $660,226
                   ============

                                ADVANSTAR, INC.

                      CONDENSED STATEMENTS OF OPERATIONS
                         Year ended December 31, 1998
                                (in thousands)

                                            Art                                      Guarantor   Non-Guarantor
                   Holdings  Communications Expo  Magic  MagicKids  ABC    Expocon  Subsidiaries Subsidiaries  Elimination
                   --------  -------------- ---- ------- --------- ------  -------  ------------ ------------- -----------
Net revenue......  $    --      $181,709    $--  $22,232  $1,999   $3,304  $8,165     $35,700       $42,416      $   --
Operating
expenses
 Cost of sales
 and selling,
 editorial and
 circulation.....       --       123,426     --    8,162     852    2,395   5,672      17,081        28,528          --
 General and
 administrative..       --        27,818     --    1,520      27      346     865       2,758         6,307          --
 Depreciation and
 amortization....       --        38,713     --    8,335       3      641   1,262      10,241         2,377          --
                   --------     --------    ---- -------  ------   ------  ------     -------       -------      -------
 Total operating
 expenses........       --       189,957     --   18,017     882    3,382   7,799      30,080        37,212          --
Operating income
(loss)...........       --        (8,248)    --    4,215   1,117      (78)    366       5,620         5,204          --
Other income
(expense):
 Interest income
 (expense), net..       --       (27,602)    --       60     --       --                   60          (320)         --
 Other income
 (expense), net..       --         2,812     --              --         4    (888)       (884)       (3,854)         --
                   --------     --------    ---- -------  ------   ------  ------     -------       -------      -------
Income (loss)
before income
taxes............       --       (33,038)    --    4,275   1,117      (74)   (522)      4,796         1,030          --
Provision for
income tax.......       --           288     --      --      --        13                  13           963          --
Minority interest
in earnings......       --            40     --      --      --       --      --          --            --           --
Equity in (loss)
of subsidiaries..   (28,436)       4,850     --      --      --       --      --          --            --        23,586
                   --------     --------    ---- -------  ------   ------  ------     -------       -------      -------
Net income
(loss)...........  $(28,436)    $(28,436)   $--  $ 4,275  $1,117   $  (87) $ (522)    $ 4,783       $    67      $23,586
                   ========     ========    ==== =======  ======   ======  ======     =======       =======      =======
                   Consolidated
                      Total
                   ------------
Net revenue......    $259,825
Operating
expenses
 Cost of sales
 and selling,
 editorial and
 circulation.....     169,035
 General and
 administrative..      36,883
 Depreciation and
 amortization....      51,331
                   ------------
 Total operating
 expenses........     257,249
Operating income
(loss)...........       2,576
Other income
(expense):
 Interest income
 (expense), net..     (27,862)
 Other income
 (expense), net..      (1,926)
                   ------------
Income (loss)
before income
taxes............     (27,212)
Provision for
income tax.......       1,264
Minority interest
in earnings......          40
Equity in (loss)
of subsidiaries..         --
                   ------------
Net income
(loss)...........    $(28,436)
                   ============

                                ADVANSTAR, INC.

                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                         Year ended December 31, 1998
                                (in thousands)

                                                                                               Guarantor   Non-Guarantor
                    Holdings  Communications Art Expo   Magic    MagicKids   ABC     Expocon  Subsidiaries Subsidiaries
                    --------  -------------- -------- ---------  --------- --------  -------  ------------ -------------
Operating
Activities:
 Net income
 (loss)...........  $(28,436)    $(28,436)    $ --    $   4,275   $1,117   $    (87) $  (522)  $   4,783     $     67
 Adjustments to
 reconcile net
 income (loss) to
 net cash provided
 by operating
 activities:
 Depreciation and
 amortization.....       --        39,205       --        8,335        3        641    1,262      10,241        2,377
 Non cash Items...       --         6,305       --          --       --         --        20          20          --
 Change in working
 capital items....       --      (248,081)      --      194,992   (1,784)    17,884    3,469     214,561       31,611
                    --------     --------     -----   ---------   ------   --------  -------   ---------     --------
  Net cash
  provided by
  (used in)
  operating
  activities......   (28,436)    (231,007)              207,602     (664)    18,438    4,229     229,605       34,055
                    --------     --------     -----   ---------   ------   --------  -------   ---------     --------
Investment
Activities:
 Net loss in
 investment in
 subsidiaries.....    28,436          --        --          --       --         --       --          --           --
 Additions to
 property, plant
 and equipment,
 net..............       --         1,367       --         (171)      (5)       (49)    (446)       (671)        (518)
 Acquisitions of
 publications and
 trade shows......       --       (99,093)      --     (207,539)     673    (18,381)  (3,838)   (229,085)     (30,261)
                    --------     --------     -----   ---------   ------   --------  -------   ---------     --------
 Net cash provided
 by (used in)
 investing
 activities.......    28,436      (97,726)      --     (207,710)     668    (18,430)  (4,284)   (229,756)     (30,779)
                    --------     --------     -----   ---------   ------   --------  -------   ---------     --------
Financing
Activities:
 Proceeds from
 sale of common
 stock and capital
 contributions and
 other............       --        70,980       --          --       --         --       --          --           --
 Dividends paid to
 minority interest
 holders..........       --           --        --          --       --         --       --          --        (1,000)
 Borrowings of
 long-term debt,
 net..............       --       262,620       --          --       --         --       --          --           --
                    --------     --------     -----   ---------   ------   --------  -------   ---------     --------
 Net cash provided
 by (used in)
 financing
 activities.......       --       333,600       --          --       --         --       --          --        (1,000)
                    --------     --------     -----   ---------   ------   --------  -------   ---------     --------
NET INCREASE
(DECREASE) IN CASH
AND CASH
EQUIVALENTS:......       --         4,867       --         (108)       4          8      (55)       (151)       2,276
CASH AND CASH
EQUIVALENTS,
beginning of
period:...........       --         3,403       --          --       --         --      (317)       (317)       3,938
                    --------     --------     -----   ---------   ------   --------  -------   ---------     --------
CASH AND CASH
EQUIVALENTS, end
of period:........  $    --      $  8,270     $ --    $    (108)  $    4   $      8  $  (372)  $    (468)    $  6,214
                    ========     ========     =====   =========   ======   ========  =======   =========     ========
                                Consolidated
                    Elimination    Total
                    ----------- ------------
Operating
Activities:
 Net income
 (loss)...........    $23,586    $ (28,436)
 Adjustments to
 reconcile net
 income (loss) to
 net cash provided
 by operating
 activities:
 Depreciation and
 amortization.....        --        51,823
 Non cash Items...        --         6,325
 Change in working
 capital items....      4,850        2,941
                    ----------- ------------
  Net cash
  provided by
  (used in)
  operating
  activities......     28,436       32,653
                    ----------- ------------
Investment
Activities:
 Net loss in
 investment in
 subsidiaries.....    (28,436)         --
 Additions to
 property, plant
 and equipment,
 net..............        --           178
 Acquisitions of
 publications and
 trade shows......        --      (358,439)
                    ----------- ------------
 Net cash provided
 by (used in)
 investing
 activities.......    (28,436)    (358,261)
                    ----------- ------------
Financing
Activities:
 Proceeds from
 sale of common
 stock and capital
 contributions and
 other............        --        70,980
 Dividends paid to
 minority interest
 holders..........        --        (1,000)
 Borrowings of
 long-term debt,
 net..............        --       262,620
                    ----------- ------------
 Net cash provided
 by (used in)
 financing
 activities.......        --       332,600
                    ----------- ------------
NET INCREASE
(DECREASE) IN CASH
AND CASH
EQUIVALENTS:......        --         6,992
CASH AND CASH
EQUIVALENTS,
beginning of
period:...........        --         7,024
                    ----------- ------------
CASH AND CASH
EQUIVALENTS, end
of period:........    $   --     $  14,016
                    =========== ============

                             ADVANTSTAR, INC.

                  CONDENSED CONSOLIDATED BALANCE SHEETS

                            At March 31, 1999

                              (in thousands)

                               (unaudited)

                                                                                          Non-
                                                                          Guarantor    Guarantor               Consolidated
                         Holdings    ACI      Magic      ABC    Expocon  Subsidiaries Subsidiaries Elimination    Total
                         --------  --------  --------  -------  -------  ------------ ------------ ----------- ------------
         ASSETS
Current assets:
 Cash and cash
  equivalents........... $    --   $  6,156  $    116  $     6  $   (11)   $    111     $ 6,663     $     --     $ 12,930
 Accounts receivable,
  net...................      --     22,946      (124)     (24)     (41)       (189)      3,655           --       26,412
 Prepaid expenses.......      --      6,033     1,877       69      793       2,739       3,088           --       11,860
 Intercompany receivable
  (payable).............       99   (30,071)   38,769     (219)     345      38,895      (8,824)          (99)        --
 Other..................      --      1,600       --       --       --          --          312           --        1,912
                         --------  --------  --------  -------  -------    --------     -------     ---------    --------
  Total current assets..       99     6,664    40,638     (168)   1,086      41,556       4,894           (99)     53,114
                         --------  --------  --------  -------  -------    --------     -------     ---------    --------
Property, plant and
 equipment, net.........      --     12,140       359       41      489         889         868                    13,897
Investments in
 subsidiaries...........  142,528   311,986       --       --       --          --          --       (454,514)        --
Net intangible assets,
 net....................      --    287,514   206,884   18,020   11,184     236,088      52,725           --      576,327
                         --------  --------  --------  -------  -------    --------     -------     ---------    --------
                         $142,627  $618,304  $247,881  $17,893  $12,759    $278,533     $58,487     $(454,613)   $643,338
                         ========  ========  ========  =======  =======    ========     =======     =========    ========
    LIABILITIES AND
  SHAREHOLDER'S EQUITY
Current liabilities:
 Current portion of
  long-term debt........ $    --   $ 10,609  $    --   $   --   $   --     $    --      $   --      $     --     $ 10,609
 Accounts payable.......      124     8,307     3,171      194                3,365       4,010          (124)     15,682
 Deferred revenue.......      --     14,193     1,390    1,793    4,592       7,775       4,412           --       26,380
 Accrued liabilities....      (25)   14,522     2,481      599       73       3,153       2,319            25      19,994
                         --------  --------  --------  -------  -------    --------     -------     ---------    --------
  Total current
   liabilities..........       99    47,631     7,042    2,586    4,665      14,293      10,741           (99)     72,665
                         --------  --------  --------  -------  -------    --------     -------     ---------    --------
Long term debt, net of
 current maturities.....      --    408,384       --       --       --          --          --            --      408,384
Other long term
 liabilities............      --      2,086       --       --       --          --          --            --        2,086
Minority interest.......      --     17,675       --       --       --          --          --            --       17,675
Shareholder interest
 Common stock...........      336        20         2        4        2           8         664          (692)        336
 Capital in excess of
  par value.............  186,038   186,354   220,626   15,737    9,592     245,955      45,529      (477,838)    186,038
 Retained earnings
  (deficit).............  (39,596)  (39,596)   20,211     (434)  (1,500)     18,277       1,553        19,766     (39,596)
 Translation
  adjustment............   (4,250)   (4,250)      --       --       --          --          --          4,250      (4,250)
                         --------  --------  --------  -------  -------    --------     -------     ---------    --------
  Total shareholders'
   equity...............  142,528   142,528   240,839   15,307    8,094     264,240      47,746      (454,514)    142,528
                         --------  --------  --------  -------  -------    --------     -------     ---------    --------
                         $142,627  $618,304  $247,881  $17,893  $12,759    $278,533     $58,487     $(454,613)   $643,338
                         ========  ========  ========  =======  =======    ========     =======     =========    ========

                             ADVANTSTAR, INC.

                    CONDENSED STATEMENTS OF OPERATIONS

                    Three Months Ended March 31, 1999

                              (in thousands)

                               (unaudited)

                                                                                        Non-
                                           Art                          Guarantor    Guarantor               Consolidated
                         Holdings   ACI    Expo  Magic   ABC   Expocon Subsidiaries Subsidiaries Elimination    Total
                         -------- -------  ---- ------- -----  ------- ------------ ------------ ----------- ------------
Net revenue............   $  --   $57,969  $--  $27,683 $ 829   $ --     $28,512      $12,603     $    --      $99,084
                          ------  -------  ---- ------- -----   -----    -------      -------     --------     -------
Operating expenses
 Cost of sales and
  selling, editorial
  and circulation......      --    38,740   --    9,522   942     428     10,892        8,839          --       58,471
 General and
  administrative.......      --    11,236   --      569           163        732        1,161          --       13,129
 Depreciation and
  amortization.........      --     6,287   --    2,774   234     332      3,340          751          --       10,378
                          ------  -------  ---- ------- -----   -----    -------      -------     --------     -------
  Total operating
   expenses............      --    56,263   --   12,865 1,176     923     14,964       10,751          --       81,978
                          ------  -------  ---- ------- -----   -----    -------      -------     --------     -------
Operating income
 (loss)................      --     1,706   --   14,818  (347)   (923)    13,548        1,852          --       17,106
Other income (expense):
 Interest income
  (expense), net.......      --    (8,518)  --        1   --      --           1         (310)         --       (8,827)
 Other income
  (expense), net.......      --       813   --      --    --      --         --          (828)         --          (15)
                          ------  -------  ---- ------- -----   -----    -------      -------     --------     -------
Income (loss) before
 income taxes..........      --    (5,999)  --   14,819  (347)   (923)    13,549          714          --        8,264
Provision for income
 tax...................      --       (21)  --      --    --      --         --          (473)         --         (494)
Minority interest in
 earnings..............      --       379   --      --    --      --         --           --           --          379
Equity in (loss) of
 subsidiaries..........    8,149   13,790   --      --    --      --         --           --       (21,939)        --
                          ------  -------  ---- ------- -----   -----    -------      -------     --------     -------
Net income (loss)......   $8,149  $ 8,149  $--  $14,819 $(347)  $(923)   $13,549      $   241     $(21,939)    $ 8,149
                          ======  =======  ==== ======= =====   =====    =======      =======     ========     =======

                             ADVANTSTAR, INC.

             CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Three Months Ended March 31, 1999

                              (in thousands)

                               (unaudited)

                                                                                       Non-
                                         Art                           Guarantor    Guarantor               Consolidated
                       Holdings   ACI    Expo  Magic    ABC   Expocon Subsidiaries Subsidiaries Elimination    Total
                       -------- -------  ---- -------  -----  ------- ------------ ------------ ----------- ------------
Operating Activities:
 Net income (loss)...   $8,149  $ 8,149  $--  $14,819  $(347)  $(923)   $13,549       $  241     $(21,939)    $ 8,149
 Adjustments to
  reconcile net
  income (loss) to
  net cash provided
  by operating
  activities:
  Depreciation and
   amortization......      --     6,433   --    2,774    234     332      3,340          751          --       10,524
  Non cash items.....      --     3,659   --      --     --      --         --           --           --        3,659
  Change in working
   capital items.....      --   (11,741)  --  (17,346)  (644)    954    (17,036)       2,384       13,790     (12,603)
                        ------  -------  ---- -------  -----   -----    -------       ------     --------     -------
  Net cash provided
   by (used in)
   operating
   activities........    8,149    6,500           247   (757)    363       (147)       3,376       (8,149)      9,729
                        ------  -------       -------  -----   -----    -------       ------     --------     -------
Investment
 Activities:
 Net loss in
  investment in
  subsidiaries.......   (8,149)     --    --      --     --      --         --           --         8,149         --
 Additions to
  property, plant and
  equipment, net.....      --      (642)  --                      (2)        (2)        (134)         --         (778)
 Acquisitions of
  publications and
  trade shows........      --      (454)  --      (27)   755                728       (2,793)         --       (2,519)
                        ------  -------  ---- -------  -----   -----    -------       ------     --------     -------
  Net cash provided
   by (used in)
   investing
   activities........   (8,149)  (1,096)  --      (27)   755      (2)       726       (2,927)       8,149      (3,297)
                        ------  -------  ---- -------  -----   -----    -------       ------     --------     -------
Financing Activities:
 Proceeds from sale
  of common stock and
  capital
  contributions and
  other..............      --       --    --      --     --      --         --           --           --          --
 Dividends paid to
  minority interest
  holders............      --       --    --      --     --      --         --           --           --          --
 Borrowings of long-
  term debt, net.....      --    (7,885)  --      --     --      --         --           --           --       (7,885)
                        ------  -------  ---- -------  -----   -----    -------       ------     --------     -------
  Net cash provided
   by (used in)
   financing
   activities........      --    (7,885)  --      --     --      --         --           --           --       (7,885)
                        ------  -------  ---- -------  -----   -----    -------       ------     --------     -------
EFFECT OF EXCHANGE
 RATE ON CASH........               367                                                                           367
NET INCREASE
 (DECREASE) IN CASH
 AND CASH
 EQUIVALENTS:........      --    (2,114)  --      220     (2)    361        579          449          --       (1,086)
CASH AND CASH
 EQUIVALENTS,
 beginning of
 period..............      --     8,270   --     (104)     8    (372)      (468)       6,214          --       14,016
                        ------  -------  ---- -------  -----   -----    -------       ------     --------     -------
CASH AND CASH
 EQUIVALENTS, end of
 period..............   $  --   $ 6,156  $--  $   116  $   6   $ (11)   $   111       $6,663     $    --      $12,930
                        ======  =======  ==== =======  =====   =====    =======       ======     ========     =======

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Men's Apparel Guild in California, Inc.:

      We have audited the accompanying consolidated balance sheet of Men's Apparel Guild in California, Inc. and subsidiary as of February 28, 1998, and the related consolidated statement of income, shareholders' equity and cash flows for the nine-month period ended February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Men's Apparel Guild in California, Inc. and subsidiary as of February 28, 1998, and the consolidated results of their operations and their cash flows for the nine-month period ended February 28, 1998 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Minneapolis, Minnesota,
March 20, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Men's Apparel Guild in California, Inc.:

      We have audited the accompanying consolidated balance sheets of Men's Apparel Guild in California, Inc. and subsidiary as of May 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Men's Apparel Guild in California, Inc. and subsidiary as of May 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended May 31, 1997 in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Los Angeles, California
June 24, 1997

                    MEN'S APPAREL GUILD IN CALIFORNIA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                 May 31,           February 28,
                                         ------------------------  ------------
                                            1996         1997          1998
                                         -----------  -----------  ------------
                 ASSETS
Current assets:
  Cash and cash equivalents............. $ 8,773,384  $ 9,386,181  $19,707,338
  Short-term investments................   6,830,325    9,743,512          --
  Other current assets..................   1,691,956    1,688,580    3,370,926
                                         -----------  -----------  -----------
    Total current assets................  17,295,665   20,818,273   23,078,264
Property and equipment, net.............     201,768      343,788      292,336
Long-term investments...................   7,502,131    7,909,644          --
Intangible and other assets.............      14,098      911,243      989,963
                                         -----------  -----------  -----------
    Total assets........................ $25,013,662  $29,982,948  $24,360,563
                                         ===========  ===========  ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
   expenses............................. $ 3,572,234  $ 1,648,838  $ 8,687,916
  Deferred revenue......................   8,140,750    8,064,014      890,025
  Exhibitors' security deposits.........   1,875,576    1,909,760    1,909,497
                                         -----------  -----------  -----------
    Total current liabilities...........  13,588,560   11,622,612   11,487,438
Commitments and contingencies (Notes 7,
 8)
Shareholders' equity:
  Common stock (no par value; 100,000
   shares authorized 42,000, 40,000 and
   33,523 shares issued and outstanding
   at May 31, 1996 and 1997 and February
   28, 1998, respectively)..............     161,204      153,528      128,668
  Retained earnings.....................  11,342,077   18,241,367   12,744,457
  Shareholders' note receivable.........     (16,211)         --           --
  Unrealized loss on investments........     (61,968)     (34,559)         --
                                         -----------  -----------  -----------
    Total shareholders' equity..........  11,425,102   18,360,336   12,873,125
                                         -----------  -----------  -----------
    Total liabilities and shareholders'
     equity............................. $25,013,662  $29,982,948  $24,360,563
                                         ===========  ===========  ===========


  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                    MEN'S APPAREL GUILD IN CALIFORNIA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   Nine Months
                                                                      Ended
                                       Years Ended May 31,         February 28,
                               ----------------------------------- ------------
                                  1995        1996        1997         1998
                               ----------- ----------- ----------- ------------
Booth revenue................. $19,802,379 $24,716,709 $28,460,935 $35,692,946
Other operating revenue.......   1,931,848   1,890,940   2,691,582   3,001,601
                               ----------- ----------- ----------- -----------
  Total revenue...............  21,734,227  26,607,649  31,152,517  38,694,547
Direct costs..................  10,067,269  13,036,535  14,491,101  14,562,032
                               ----------- ----------- ----------- -----------
  Gross profit................  11,666,958  13,571,114  16,661,416  24,132,515
General and administrative
 expenses.....................   3,423,456   3,109,448   4,303,749   3,262,179
Profit participation..........     289,123     574,279     354,624     364,640
                               ----------- ----------- ----------- -----------
  Income from operations......   7,954,379   9,887,387  12,003,043  20,505,696
Interest and investment
 income.......................     677,381     986,603   1,194,568     653,738
                               ----------- ----------- ----------- -----------
  Income before provision for
   income taxes...............   8,631,760  10,873,990  13,197,611  21,159,434
Provision for income taxes....   3,089,209   3,965,213   4,805,997   7,696,565
                               ----------- ----------- ----------- -----------
  Net income.................. $ 5,542,551 $ 6,908,777 $ 8,391,614 $13,462,869
                               =========== =========== =========== ===========


          The accompanying notes to consolidated financial statements are an integral part of these statements.

                    MEN'S APPAREL GUILD IN CALIFORNIA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Nine Months
                                                                      Ended
                                    Years Ended May 31,            February 28,
                            -------------------------------------  ------------
                               1995         1996         1997          1998
                            -----------  -----------  -----------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income...............  $ 5,542,551  $ 6,908,777  $ 8,391,614  $ 13,462,869
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
  Depreciation and
   amortization...........      459,391      282,778      243,905       211,974
  Deferred income taxes...      (85,791)     121,395      (91,401)      166,781
  Loss on disposal of
   fixed assets...........       65,635          --           --            --
  Realized loss on sale of
   investments............          --           --           --         34,559
 Changes in operating
  assets and liabilities:
  Prepaid expenses and
   other current assets...     (342,175)    (138,448)    (223,593)     (844,945)
  Prepaid income taxes....       (8,397)    (509,194)     318,364    (1,132,002)
  Other assets............     (100,000)     112,087        2,855        16,159
  Accounts payable and
   accrued expenses.......      468,185     (534,205)     911,604     7,039,078
  Deferred revenue........    1,366,910      924,116      (76,736)   (7,173,989)
  Exhibitors' security
   deposits...............      266,715      370,861       34,184          (263)
  Accrued loss on
   leasehold..............      250,470     (455,949)         --            --
                            -----------  -----------  -----------  ------------
   Net cash provided by
    operating activities..    7,883,494    7,082,218    9,510,796    11,780,221
                            -----------  -----------  -----------  ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Net change in short-term
  investments.............   (4,023,766)  (2,806,559)  (2,913,187)    9,743,512
 Proceeds from sale of
  long-term investments...    3,416,011    4,150,613    3,596,778     7,875,085
 Purchases of
  investments.............   (3,592,471)  (4,575,474)  (3,976,902)          --
 Investment in
  subsidiary..............          --           --      (900,000)          --
 Purchases of fixed
  assets..................     (335,932)    (119,962)    (385,899)      (93,022)
                            -----------  -----------  -----------  ------------
   Net cash used in
    investing activities..   (4,536,158)  (3,351,382)  (4,579,210)   17,525,575
                            -----------  -----------  -----------  ------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Payment of dividends.....          --    (2,835,000)  (2,835,000)   (2,835,000)
 Repayments of
  shareholders' notes
  receivable..............       85,660       60,933       16,211           --
 Repurchases of common
  stock...................       (2,000)         --    (1,500,000)  (16,149,639)
                            -----------  -----------  -----------  ------------
   Net cash used in
    financing activities..       83,660   (2,774,067)  (4,318,789)  (18,984,639)
                            -----------  -----------  -----------  ------------
   Net increase in cash
    and cash equivalents..    3,430,996      956,769      612,797    10,321,157
CASH AND CASH EQUIVALENTS,
 beginning of year........    4,385,619    7,816,615    8,773,384     9,386,181
                            -----------  -----------  -----------  ------------
CASH AND CASH EQUIVALENTS,
 end of year..............  $ 7,816,615  $ 8,773,384  $ 9,386,181  $ 19,707,338
                            ===========  ===========  ===========  ============
SUPPLEMENTARY INFORMATION:
 Cash paid for income
  taxes...................  $ 3,138,397  $ 4,353,500  $ 4,583,000  $  4,305,000
                            ===========  ===========  ===========  ============
NONCASH INVESTING AND
 FINANCING ACTIVITIES:

      The Company's Board of Directors declared a dividend of $67.50 per common share on May 31, 1996. Payment of these dividends, totaling $2,835,000 was made on June 14, 1996.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                    MEN'S APPAREL GUILD IN CALIFORNIA, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                FOR THE YEARS ENDED MAY 31, 1995, 1996 AND 1997
                AND FOR THE NINE MONTHS ENDED FEBRUARY 28, 1998

                                                                     Unrealized
                          Common Stock                  Shareholders Gain (Loss)
                         ----------------   Retained       Notes         on
                         Shares   Amount    Earnings     Receivable  Investments    Total
                         ------  --------  -----------  ------------ ----------- -----------
Balance, May 31, 1994... 43,000  $163,204  $ 4,560,749   $(162,804)   $ (58,897) $ 4,502,252
 Change in unrealized
  gain (loss) on
  investments...........    --        --           --          --       113,868      113,868
 Dividends declared on
  common stock ($67.50
  per share)............    --        --    (2,835,000)        --           --    (2,835,000)
 Repurchase of common
  stock................. (1,000)   (2,000)         --          --           --        (2,000)
 Repayments of notes
  receivable from
  shareholders..........    --        --           --       85,660          --        85,660
 Net income.............    --        --     5,542,551         --           --     5,542,551
                         ------  --------  -----------   ---------    ---------  -----------
Balance, May 31, 1995... 42,000   161,204    7,268,300     (77,144)      54,971    7,407,331
 Change in unrealized
  gain (loss) on
  investments...........    --        --           --          --      (116,939)    (116,939)
 Dividends declared on
  common stock ($67.50
  per share)............    --        --    (2,835,000)        --           --    (2,835,000)
 Repayments of notes
  receivable from
  shareholders..........    --        --           --       60,933          --        60,933
 Net income.............    --        --     6,908,777         --           --     6,908,777
                         ------  --------  -----------   ---------    ---------  -----------
Balance, May 31, 1996... 42,000   161,204   11,342,077     (16,211)     (61,968)  11,425,102
 Change in unrealized
  gain (loss) on
  investments...........    --        --           --          --        27,409       27,409
 Repurchase of common
  stock................. (2,000)   (7,676)  (1,492,324)        --           --    (1,500,000)
 Repayments of notes
  receivable from
  shareholders..........    --        --           --       16,211          --        16,211
 Net income.............    --        --     8,391,614         --           --     8,391,614
                         ------  --------  -----------   ---------    ---------  -----------
Balance, May 31, 1997... 40,000   153,528   18,241,367         --       (34,559)  18,360,336
 Change in unrealized
  gain (loss) on
  investments...........    --        --           --          --        34,559       34,559
 Dividends declared on
  common stock ($84.57
  per share)............    --        --    (2,835,000)        --           --    (2,835,000)
 Repurchase of common
  stock................. (6,477)  (24,860) (16,124,779)        --           --   (16,149,639)
 Net income.............    --        --    13,462,869         --           --    13,462,869
                         ------  --------  -----------   ---------    ---------  -----------
Balance, February 28,
 1998................... 33,523  $128,668  $12,744,457   $     --     $     --   $12,873,125
                         ======  ========  ===========   =========    =========  ===========


          The accompanying notes to consolidated financial statements are an integral part of these statements.

                    MEN'S APPAREL GUILD IN CALIFORNIA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MAY 31, 1995, 1996 AND 1997
                AND FOR THE NINE MONTHS ENDED FEBRUARY 28, 1998

1. Description of Business and Basis of Presentation:

      The accompanying consolidated financial statements include the accounts of Men's Apparel Guild in California (MAGIC) and its wholly owned subsidiary, MAGIC KIDS, INC. (MAGIC Kids), collectively referred to as the Company. All intercompany transactions have been eliminated in consolidation.

Nature of Operations

      The Company has produced trade shows for the men's apparel industry for over sixty years. For each of the periods presented in the accompanying statements of operations, including the nine months ended February 28, 1998, two trade shows have occurred (in February and August).

Basis of Presentation

      During fiscal 1994, as a result of a private placement offering circular, the Company converted from a nonprofit mutual benefit corporation to a for-profit corporation status and issued common stock to its "charter" members. In addition, the Company issued common stock to four individuals for notes receivable (Note 6).

Joint Participation Agreement

      During fiscal 1995, the Company entered into a joint participation agreement to co-sponsor a women's apparel trade show with Fairchild Publications under the name "WWD/Magic." In accordance with the cosponsor agreement, 30% of show net income and 50% of publication net income related to the WWD/Magic show has been allocated to the cosponsor of the show as profit participation.

2. Summary of Significant Accounting Policies:

Cash Equivalents and Short-Term Investments

      The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents and are stated at cost, which approximates their fair market value. Short-term investments principally include United States Treasury bills with original maturities greater than three months and are stated at fair value. The Company places its cash, cash equivalents and short-term investments with high-credit quality financial institutions. At times, bank balances may be in excess of the federally insured limit. Bank balances were in excess of federally insured limits in the amounts of $11,395,338 for the

                  MEN'S APPAREL GUILD IN CALIFORNIA, INC.

nine-month period ended February 28, 1998 and $5,813,723 and $7,055,031 at May 31, 1997 and 1996, respectively.

Other Current Assets

      Other current assets consist primarily of prepaid expenses, which consists of prepaid show costs and prepaid taxes.

Property and Equipment

      The Company's property and equipment are recorded at cost. For financial reporting purposes depreciation and amortization of property and equipment are provided on the straight-line method based on the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the useful life or the term of the lease. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of fixed assets, any resulting profit or loss is included in operations. Estimated useful lives are as follows:

                                                                     Estimated
                                                                    Useful Lives
                                                                    ------------
     Show equipment................................................   2-5 years
     Computer equipment............................................     5 years
     Office furniture, fixtures and equipment......................     5 years
     Leasehold improvements........................................  3-10 years

Intangible Assets and Other Assets

      Intangible assets, consisting primarily of goodwill, are stated at cost less accumulated amortization, and are amortized on a straight-line basis over their estimated useful lives of approximately 10 years.

      The Company periodically evaluates the realizability of its long-lived and intangible assets. Based on its most recent analysis, no impairment exists at May 31, 1997 or February 28, 1998.

Revenue Recognition

      Revenue is recorded in the period in which the applicable shows are held. Deferred revenue is recorded when cash is received in advance of the applicable show.

Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and

                  MEN'S APPAREL GUILD IN CALIFORNIA, INC.

assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If required, valuation allowances would be established to reduce deferred tax assets to the amount expected to be realized.

Long-Term Investments

      The Company accounts for its long-term investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." For the years ended May 31, 1996 and 1997, all of the Company's investments have been classified as available-for-sale. The Company utilizes specific identification in computing realized and unrealized gains and losses on investments. At May 31, 1996 and 1997, the Company had unrealized losses on investments of $61,968 and $34,559, respectively, which is included as a separate component of equity. The long-term investments had a fair market value of $7,502,131 and a cost basis of $7,564,099 as of May 31, 1996 and a fair market value of $7,909,644 and a cost basis of $7,944,203 as of May 31, 1997. The Company's available-for-sale investments at May 31, 1997 consist primarily of tax advantaged municipal bonds (54%), United States Treasury Notes (36%), money market funds (6%) and corporate bonds (4%). Of the investments, other than money market funds, 23% will mature in one year or less, 38% in two years, 30% in three years and 9% mature in four or more years.

      During February 1998, the Company liquidated its investment portfolio which approximated book value. At February 28, 1998, the Company is invested in highly liquid investments with maturities of less than 60 days.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from the estimates.

Recently Issued Accounting Standard

      In March 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information About Capital Structure." The accounting or disclosure requirements of this statement are effective for the Company's fiscal year 1998. The Company is reviewing the potential impact of adopting the new accounting standard.

                  MEN'S APPAREL GUILD IN CALIFORNIA, INC.

      During June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display in the financial statements of total net income and the components of all other nonowner changes in equity, referred to as comprehensive income. The Company will adopt SFAS No. 130 in 1998 and has not yet determined the impact it will have on the disclosures in its financial statements.

      During June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires disclosure of business and geographic segments in the consolidated financial statements of the Company. The Company will adopt SFAS No. 131 in 1998 and is currently analyzing the impact it will have on the disclosures in its financial statements.

3. Income Taxes:

      The provision for income taxes consists of the following:

                                                                        Nine
                                                                       Months
                                       Years Ended May 31,             Ended
                                 ---------------------------------  February 28,
                                    1995        1996       1997         1998
                                 ----------  ---------- ----------  ------------
    Federal:
      Current................... $2,920,000  $3,641,859 $4,722,243   $7,045,407
      Deferred..................    (78,928)    121,395    (91,401)     157,766
                                 ----------  ---------- ----------   ----------
                                  2,841,072   3,763,254  4,630,842    7,203,173
                                 ----------  ---------- ----------   ----------
    State:
      Current...................    255,000     201,959    175,155      484,377
      Deferred..................     (6,863)        --         --         9,015
                                 ----------  ---------- ----------   ----------
                                    248,137     201,959    175,155      493,392
                                 ----------  ---------- ----------   ----------
                                 $3,089,209  $3,965,213 $4,805,997   $7,696,565
                                 ==========  ========== ==========   ==========

      The provision for income taxes differs from the amount obtained by applying the federal statutory income tax rate primarily due to tax-exempt interest and state income taxes.

                  MEN'S APPAREL GUILD IN CALIFORNIA, INC.

      The tax effected amounts of temporary differences which give rise to the Company's net deferred tax asset are as follows:

                                                                     Nine
                                                                    Months
                                      Years Ended May 31,           Ended
                                   ----------------------------  February 28,
                                     1995      1996      1997        1998
                                   --------  --------  --------  ------------
    Accrued loss on contingency
     and other.................... $    --   $111,099  $ 99,106    $ 96,498
    Accrued loss on leasehold.....  168,593       --        --          --
    Accrued compensation..........   63,045    29,689   129,900      76,535
    Accrued pension liability.....   38,973       --        --          --
    Depreciation..................  (14,611)   (6,183)   (3,000)    (26,813)
                                   --------  --------  --------    --------
    Net deferred tax asset........ $256,000  $134,605  $226,006    $146,220
                                   ========  ========  ========    ========

      No valuation allowance has been established since net deferred tax assets are expected to be realized through either expected future taxable income or taxable income in prior carryback years. At February 28, 1998, approximately $4.2 million is included in accrued liabilities for income taxes payable.

4. Benefit Plans:

      During fiscal 1994, the Company implemented a defined contribution plan covering all full-time employees. The Company's contributions to this plan for the years ended May 31, 1995, 1996 and 1997 and for the nine-month period ended February 28, 1998 were $55,988, $40,365, $97,531 and $63,800, respectively.

      In addition, the Company had a noncontributory defined benefit pension plan (the Plan) which covered all full-time employees through May 31, 1993. Effective May 31, 1993, the Company terminated this Plan. Upon formal approval from the Internal Revenue Service, the Company distributed the assets of the Plan during the year ended May 31, 1996.

5. Shareholders' Equity:

      In July 1997, the Company's Board of Directors approved a stock redemption plan under which a total amount not to exceed $50.0 million may be repurchased. These repurchases are made through a "dutch auction" program at a price range of $2,080 to $2,500 per share subject to certain restrictions. Total shares repurchased during the nine month period ended February 28, 1998 were 6,477 for approximately $16.1 million including certain transaction costs.

6. Related-Party Transactions:

      During fiscal year 1994, the Company issued 2,000 shares of common stock to four board members who were not charter members in exchange for notes receivable which were

                  MEN'S APPAREL GUILD IN CALIFORNIA, INC.

due in three equal annual installments. Payments made during fiscal years 1995, 1996 and 1997 on these notes receivable totaled $85,660, $60,933 and $16,211, respectively.

7. Executive Employment Agreement:

      On July 16, 1996, the Company entered into an Executive Employment Agreement (the Agreement) with an officer of the Company that effectively granted the officer stock appreciation rights (SARs) with respect to 1,000 shares of the Company's common stock. The SARs granted by the Agreement become vested in and exercisable by the officer in five equal installments each May 31 beginning May 31, 1996. The SARs become fully vested and exercisable by the officer only in the event of a change of control or if the officer's employment is terminated. The Agreement was amended in July 1997 to provide for additional grants of SARs based on the Company's future performance. The future compensation expense related to this Agreement (assuming change in control at May 31, 1998) is estimated at $6.5 million. Due to the contingent nature of the SARs, no compensation expense was recognized as of May 31, 1996 and 1997 or February 28, 1998. No SARs have been exercised as of February 28, 1998.

8. Commitments and Contingencies:

Lease Commitments:

      The Company leases facilities and various equipment under operating leases. Leases that expire are expected to be renewed or replaced by leases on other properties.

      Future minimum rental payments as of May 31, 1997 for operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

      1998............................................................. $154,477
      1999.............................................................  139,777
      2000.............................................................   10,566
      2001.............................................................    5,728
      2002.............................................................    5,728
      Thereafter.......................................................      --

      Rent expense amounted to $112,244, $114,896, $244,403 and $217,856 for the nine months ended February 28, 1998 and for the years ended May 31, 1997, 1996 and 1995, respectively.

      The Company was obligated under a noncancellable operating lease for its premises which would have expired on August 31, 2000. On April 11, 1996, the Company entered into a lease termination agreement with its landlord to vacate its premises prior to the scheduled expiration date of August 31, 2000. The Company paid $275,000 to relinquish it

                  MEN'S APPAREL GUILD IN CALIFORNIA, INC.

from all obligations under the lease after September 30, 1996. Rental payments with respect to this lease were made through September 30, 1996.

9. Acquisition by Advanstar Communications Inc.:

      On March 6, 1998, Advanstar Communications Inc. signed a merger agreement to acquire the Company. The aggregate purchase price will consist of approximately $230.2 million in cash subject to adjustment based on the shareholders' equity of the Company on the closing date.

                          INDEPENDENT AUDITORS' REPORT

Advanstar Communications Inc.

      We have audited the accompanying balance sheet of Universal Media, Inc. as of December 31, 1997, and the related statements of operations, stockholder's deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and preform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Media, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Mahoney Cohen & Company, CPA, P.C.

New York, New York
March 6, 1998, except for
Note 13, as to which the
date is August 17, 1998

                             UNIVERSAL MEDIA, INC.

                                 Balance Sheet
                               December 31, 1997

                         ASSETS (Note 5)
Current assets:
  Cash............................................................ $   515,734
  Cash--restricted (Note 5).......................................      50,000
  Accounts receivable, net of allowance for doubtful accounts of
   $270,000 (Notes 5 and 9).......................................   3,330,255
  Inventory (Note 5)..............................................     208,023
  Prepaid expenses and other current assets.......................     286,386
                                                                   -----------
      Total current assets........................................   4,390,398
Property and equipment, net (Note 3)..............................     206,500
Other assets:
  Intangible assets, net (Note 4).................................     493,468
  Security deposits and other.....................................      64,141
                                                                   -----------
      Total other assets..........................................     557,609
                                                                   -----------
                                                                   $ 5,154,507
                                                                   ===========
             LIABILITIES AND STOCKHOLDER'S DEFICIENCY
Current liabilities:
  Note payable--bank (Note 5)..................................... $   505,000
  Deferred subscription income....................................      15,440
  Current portion of long-term debt (Note 6)......................     158,532
  Accounts payable................................................     704,825
  Due to affiliates (Note 8)......................................   2,988,061
  Accrued expenses and other current liabilities (Note 12)........   1,055,599
                                                                   -----------
      Total current liabilities...................................   5,427,457
Long-term debt (Note 6)...........................................   1,350,682
Subordinated notes payable--related party (Notes 6 and 7).........     819,317
Deferred lease obligations........................................      51,425
Commitments and contingencies (Note 11)
Stockholder's deficiency:
  Common stock, no par value:
    Authorized--1,500 shares
    Issued and outstanding--100 shares............................     600,000
Accumulated deficit...............................................  (1,192,027)
Net advances to Affiliate (Note 8)................................  (1,902,347)
                                                                   -----------
      Total stockholder's deficiency..............................  (2,494,374)
                                                                   -----------
                                                                   $ 5,154,507
                                                                   ===========

                            See accompanying notes.

                             UNIVERSAL MEDIA, INC.

                            Statement of Operations
                      For the Year Ended December 31, 1997

Net revenues...................................................... $24,152,162
Operating expenses:
  Production and mechanical.......................................   6,723,817
  Selling, editorial and circulation..............................  10,171,958
  General and administrative......................................   6,918,664
  Depreciation expense............................................      74,830
  Amortization of intangible assets...............................     524,725
                                                                   -----------
    Total operating expenses......................................  24,413,994
                                                                   -----------
Loss from operations..............................................    (261,832)
Interest expense, net.............................................     206,021
                                                                   -----------
Loss before income taxes..........................................    (467,853)
Income taxes......................................................      59,883
                                                                   -----------
Net loss.......................................................... $  (527,736)
                                                                   ===========


                            See accompanying notes.

                             UNIVERSAL MEDIA, INC.

                     STATEMENT OF STOCKHOLDER'S DEFICIENCY
                      For the Year Ended December 31, 1997

                         Number                       Net advances      Total
                           of    Common  Accumulated       to       Stockholder's
                         Shares  Stock     Deficit     Affiliate     Deficiency
                         ------ -------- -----------  ------------  -------------
Balance, January 1,
 1997...................  100   $600,000 $  (664,291) $(2,468,612)   $(2,532,903)
Net change in advances
 to Affiliate...........  --         --          --       566,265        566,265
Net loss................  --         --     (527,736)         --        (527,736)
                          ---   -------- -----------  -----------    -----------
Balance, December 31,
 1997...................  100   $600,000 $(1,192,027) $(1,902,347)   $(2,494,374)
                          ===   ======== ===========  ===========    ===========



                            See accompanying notes.

                             UNIVERSAL MEDIA, INC.

                            STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1997

Cash flows from operating activities:
 Net loss......................................................... $(527,736)
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation of property and equipment..........................    74,830
  Amortization of intangible assets...............................   524,725
  Deferred lease obligations......................................     3,075
  Bad debt expense................................................    95,671
  Change in assets and liabilities:
   Accounts receivable............................................  (425,259)
   Inventory......................................................    12,882
   Prepaid expenses and other current assets......................     5,923
   Deferred subscription income...................................       629
   Accounts payable...............................................  (165,186)
   Accrued expenses and other current liabilities.................   345,340
                                                                   ---------
    Net cash used in operating activities.........................   (55,106)
                                                                   ---------
Cash flows from investing activities:
 Purchase of property and equipment...............................  (105,406)
 Security deposits and other assets...............................       263
                                                                   ---------
    Net cash used in investing activities.........................  (105,143)
                                                                   ---------
Cash flows from financing activities:
 Repayment of revolver loan.......................................  (700,000)
 Proceeds from revolver loan......................................   505,000
 Increase in advances from affiliates.............................    90,655
 Repayment of advances to Affiliate...............................   566,265
 Repayment of severance agreement.................................   (47,991)
 Repayment of restrictive covenant................................   (95,982)
                                                                   ---------
    Net cash provided by financing activities.....................   317,947
                                                                   ---------
Net increase in cash..............................................   157,698
Cash, beginning of year...........................................   408,036
                                                                   ---------
Cash, end of year................................................. $ 565,734
                                                                   =========
           Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
 Interest......................................................... $ 211,157
 Taxes............................................................ $ 110,947

                            See accompanying notes.

                             UNIVERSAL MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

Note 1--The Company

      Universal Media, Inc. (the "Company") publishes and distributes primarily Travel Agent, a trade national newsweekly magazine serving travel agencies and the travel services industry. The Company is related by common ownership with several uncombined entities with which it has significant transactions and financial relationships. See Note 8 for further discussion.

Note 2--Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

      Advertising and subscription revenue, net of estimated returns and allowances, are recorded as magazines are shipped. Reprint income is recorded when the reprints are mailed.

Inventory

      Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of paper stock.

Property and Equipment

      Property and equipment is recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by both straight-line and accelerated methods over the assets' estimated lives ranging from five to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

                           UNIVERSAL MEDIA, INC.

Intangible Assets

      Intangible assets are being amortized by the straight-line method over the following useful lives:

      Subscriber list..................................................  8 years
      Trademarks....................................................... 40 years
      Goodwill......................................................... 40 years

      Loan acquisition costs and related legal fees are deferred and amortized using the straight-line method over the term of the related debt.

Deferred Subscription Income

      The Company's magazine is sold on a subscription basis for periods up to one year. Subscription funds received in advance of magazines being shipped is recorded as deferred subscription income. Costs in connection with the procurement of subscriptions are charged to expense as incurred.

Income Taxes

      The Company elected treatment as a small business corporation under Subchapter S of the Internal Revenue Code and the related provisions of the New York State Franchise Tax law. Under the aforementioned provisions, corporate income or loss and any tax credits earned are included in the stockholder's individual federal and state income tax returns. Accordingly, no provision has been made for federal income taxes for in the accompanying financial statements. The Company is subject to New York State S corporation and New York City corporate income taxes.

Note 3--Property and Equipment

      Property and equipment consists of:

      Computer equipment.............................................. $305,546
        Furniture and equipment.......................................  239,152
        Leasehold improvements........................................   64,232
                                                                       --------
                                                                        608,930
        Less: Accumulated depreciation and amortization...............  402,430
                                                                       --------
                                                                       $206,500
                                                                       ========

                           UNIVERSAL MEDIA, INC.

Note 4--Intangible Assets

      Intangible assets consist of:

      Restrictive covenant.......................................... $3,299,372
      Subscriber list...............................................  1,600,000
      Trademarks and copyrights.....................................    450,000
      Goodwill......................................................     82,542
      Loan acquisition and sundry...................................     97,607
                                                                     ----------
                                                                      5,529,521
      Less: Accumulated amortization................................  5,036,053
                                                                     ----------
                                                                     $  493,468
                                                                     ==========

Note 5--Note Payable Bank

      On June 18, 1997, the Company and an affiliated company under common control ("Affiliate") entered into a $2,000,000 secured revolving line of credit which expires on April 30, 1998. Interest is payable monthly at 1% above the bank's prime rate (9.5% at December 31, 1997).

      The revolving credit note is collateralized by a first priority lien and security interest in the accounts receivable and inventory of the Company and Affiliate. The loan agreement contains covenants which, among other matters, require the Company and Affiliate to maintain certain levels of combined operating income and compensating balances. At December 31, 1997, the Company and Affiliate were in compliance with these covenants on a combined basis. The principal stockholder has personally guaranteed the revolving credit note.

      The Company and Affiliate, which are affiliated through common ownership, each guarantee the bank indebtedness of the other. At December 31, 1997, Affiliate had outstanding bank indebtedness of $50,000.

                           UNIVERSAL MEDIA, INC.

Note 6--Long-Term Debt

      Long-term debt consists of:

      Deferred compensation payable to a former employee in forty quarterly installments of $25,000 without interest through
       October 2004(a).............................................. $  503,071
      Non-compete agreement payable to a former employee in forty quarterly installments of $50,000 without interest through
       October 2004(a)..............................................  1,006,143
                                                                     ----------
                                                                      1,509,214
      Less: Current portion of long-term debt.......................    158,532
                                                                     ----------
                                                                     $1,350,682
                                                                     ==========

      (a) The financial statements include the present value of all future payments at an imputed interest rate of 9.75% per annum.

      At December 31, 1997, long-term debt matures as follows:

      For the Year Ending December 31,
      --------------------------------
        1998........................................................ $  158,532
        1999........................................................    174,563
        2000........................................................    192,215
        2001........................................................    211,653
        2002........................................................    233,056
        Thereafter..................................................    539,195
                                                                     ----------
                                                                     $1,509,214
                                                                     ==========

Note 7--Subordinated Note Payable--Related Party

      Subordinated debt at December 31, 1997 consists of a note payable to an entity related through common ownership in the amount of $819,317. The note is subordinated to bank borrowings (see Notes 5 and 6) and is non-interest bearing.

Note 8--Related Party Transactions

Management Advisory and General and Administrative Services

      Certain management advisory and general and administrative services including certain accounting, marketing, information systems support and other services are received from entities under common ownership and control. For the year ended December 31, 1997, $978,500 has been reflected as general and administrative expenses in the statement of operations. This amount was determined based on an estimate of time and related costs to perform such services. Management believes that the allocation is reasonable.

                           UNIVERSAL MEDIA, INC.

Due to affiliates

      The Company has received advances (in the form of cash or as liquidation of Company obligations) from entities affiliated with the Company by common ownership. Such advances are non-interest bearing and are due on demand.

Net Advances to Affiliate

      The Company has advanced funds to Affiliate and has received repayment of certain amounts advanced. Such transactions, which do not have any effect on the accompanying statement of income, have been treated as equity transactions since ultimate repayment of the net advances to Affiliate is not assured.

Note 9--Concentration of Credit Risk

      The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations.

      The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 10--401(k) Plan

      The Company maintains a 401(k) plan for the benefit of its eligible employees. Contributions to the plan are accrued and funded on a current basis at amounts determined by the board of directors. 401(k) matching contributions amounted to approximately $60,100 for the year ended December 31, 1997.

                           UNIVERSAL MEDIA, INC.

Note 11--Commitments and Contingencies

Leases

      The Company leases office space under operating leases expiring in various years through December 31, 2005.

      Minimum annual rentals under non-cancellable operating leases, excluding escalations based upon increases in real estate taxes and operating expenses, are due as follows:

      For the Year Ending December 31,
      --------------------------------
        1998.......................................................... $367,873
        1999..........................................................  345,971
        2000..........................................................  345,924
        2001..........................................................  252,833
        2002..........................................................  193,452
        Thereafter....................................................  580,356

      Rent expense charged to operations for the year ended December 31, 1997 amounted to approximately $404,000.

Note 12--Accrued Expenses and other Current Liabilities

      Accrued expenses and other current liabilities consist of the following:

      Accrued salaries............................................... $  264,065
      Accrued commissions............................................    365,079
      Other..........................................................    426,455
                                                                      ----------
                                                                      $1,055,599
                                                                      ==========

Note 13--Subsequent Event

      On August 17, 1998, the Company entered into an Asset Purchase Agreement with Advanstar Communications Inc. (the "Buyer"), wherein the Company sold its primary business, Travel Agent, and certain other of its assets to the Buyer for total consideration of approximately $69,000,000.

                             UNIVERSAL MEDIA, INC.

                                 Balance Sheet

                                                                    June 30,
                                                                      1998
                                                                   -----------
                                                                   (unaudited)
                         ASSETS (Note 6)
Current assets:
  Cash............................................................ $   374,706
  Cash--restricted (Note 6).......................................      50,000
  Accounts receivables, net of allowance for doubtful accounts of
   $270,000 (Notes 6 and 10)......................................   3,871,302
  Inventory (Note 6)..............................................     312,159
  Prepaid expenses and other current assets.......................     154,703
                                                                   -----------
      Total current assets........................................   4,762,870
Property and equipment, net (Note 4)..............................     219,236
Other assets:
  Intangible assets, net (Note 5).................................     457,537
  Security deposits and other.....................................      61,510
                                                                   -----------
      Total other assets..........................................     519,047
                                                                   -----------
                                                                   $ 5,501,153
                                                                   ===========
             LIABILITIES AND STOCKHOLDER'S DEFICIENCY
Current liabilities:
  Note payable--bank (Note 6)..................................... $   655,000
  Deferred subscription income....................................      23,396
  Current portion of long-term debt (Note 7)......................     166,354
  Accounts payable................................................     742,532
  Due to affiliates...............................................   1,502,793
  Accrued expenses and other current liabilities..................     606,851
                                                                   -----------
      Total current liabilities...................................   3,696,926
Long-term debt (Note 7)...........................................   1,265,502
Subordinated notes payable--related party (Notes 8 and 9).........     819,317
Deferred lease obligations........................................      52,962
Commitments and contingencies (Note 11)
Stockholder's deficiency:
  Common stock, no par value:
    Authorized--1,500 shares......................................
    Issued and outstanding 100 shares.............................     600,000
  Retained earnings...............................................   1,074,523
  Net advances to Affiliate.......................................  (2,008,077)
                                                                   -----------
      Total stockholder's deficiency..............................    (333,554)
                                                                   -----------
                                                                   $ 5,501,153
                                                                   ===========

                            See accompanying notes.

                             UNIVERSAL MEDIA, INC.

                              Statement of Income
                            For the Six Months Ended

                                                     June 30, 1997 June 30, 1998
                                                     ------------- -------------
                                                             (unaudited)
Revenues............................................  $12,506,068   $14,507,139
Operating expenses:
  Production and mechanical.........................    3,486,668     3,949,622
  Selling, editorial and circulation................    4,973,211     5,395,945
  General and administrative........................    1,454,888     2,636,246
  Depreciation expense..............................       32,439        42,192
  Amortization of intangible assets.................      262,364        36,931
                                                      -----------   -----------
    Total operating expenses........................   10,209,570    12,060,936
                                                      -----------   -----------
Income from operations..............................    2,296,498     2,446,203
Interest expenses, net..............................      110,407       101,996
                                                      -----------   -----------
Income before income taxes..........................    2,186,091     2,344,207
Income taxes........................................       63,300        77,657
                                                      -----------   -----------
Net income..........................................  $ 2,122,791   $ 2,266,550
                                                      ===========   ===========


                            See accompanying notes.

                             UNIVERSAL MEDIA, INC.

                            STATEMENT OF CASH FLOWS
                       For the Six Months Ended June 30,

                                                     1997         1998
                                                  -----------  -----------
                                                          (unaudited)
Cash flows from operating activities:
 Net income...................................... $ 2,122,791  $ 2,266,550
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation of property and equipment.........      32,439       42,192
  Amortization of intangible assets..............     262,364       36,931
  Deferred lease obligations.....................       1,536        1,537
  Bad debt expense...............................      89,952      104,360
  Change in assets and liabilities:
   Accounts receivable...........................    (671,227)    (645,407)
   Inventory.....................................     (36,819)    (104,136)
   Prepaid expenses and other current assets.....      54,693      131,683
   Deferred subscription income..................       6,102        7,956
   Accounts payable..............................    (231,126)      36,707
   Accrued expenses and other current
    liabilities..................................       1,646     (448,748)
                                                  -----------  -----------
    Net cash provided by operating activities....   1,632,351    1,429,625
                                                  -----------  -----------
Cash flows from investing activities:
 Purchase of property and equipment..............     (19,760)     (54,928)
 Security deposits and other assets..............       1,732        2,631
                                                  -----------  -----------
    Net cash used in investing activities........     (18,028)     (52,297)
                                                  -----------  -----------
Cash flows from financing activities:
 Net proceeds/(repayment) of revolver loan.......     180,000      150,000
 Decrease in advances from affiliates............  (1,606,952)  (1,485,268)
 Repayment of advances to (proceeds to)
  Affiliate......................................     158,121     (105,730)
 Net repayment of long-term debt.................     (70,253)     (77,358)
                                                  -----------  -----------
    Net cash used in financing activities........  (1,339,084)  (1,518,356)
                                                  -----------  -----------
Net increase (decrease) in cash..................     275,239     (141,028)
Cash, beginning of period........................     408,036      565,734
                                                  -----------  -----------
Cash, end of period.............................. $   683,275  $   424,706
                                                  ===========  ===========
    Supplemental Disclosures of Cash Flow
     Information
Cash paid during the period for:
 Interest........................................ $   109,806  $   103,751
 Taxes........................................... $    54,083  $    22,725

                            See accompanying notes.

                             UNIVERSAL MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1--Basis of Presentation

      The accompanying condensed financial statements have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although management believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto included elsewhere in the Advanstar Communications Inc. (Advanstar) Registration Statement on Form S-4, relating to Advanstar's exchange offer for its outstanding 9 1/4% Senior Subordinated Notes.

      Revenues and operating results for the six months ended June 30, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year.

Note 2--The Company

      Universal Media, Inc. (the "Company") publishes and distributes primarily Travel Agent, a trade national newsweekly magazine serving travel agencies and the travel services industry. The Company is related by Common ownership with several uncombined entities with which it has significant transactions and financial relationships. See Notes 6 and 9. On August 17, 1998, the Company sold Travel Agent to Advanstar for total consideration of approximately $69,000,000.

Note 3--Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      Advertising and subscription revenue, net of estimated returns and allowances, are recorded as magazines are shipped. Reprint income is recorded when the reprints are mailed.

                           UNIVERSAL MEDIA, INC.

                                (Unaudited)


Inventory

      Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of paper stock.

Property and Equipment

      Property and equipment is recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by both straight-line and accelerated methods over the assets' estimated lives ranging from five to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Assets

      Intangible assets are being amortized by the straight-line method over the following useful lives:

     Subscriber list...................................................  8 years
     Trademarks........................................................ 40 years
     Goodwill.......................................................... 40 years

      Loan acquisition costs and related legal fees are deferred and amortized using the straight-line method over the term of the related debt.

Deferred Subscription Income

      The Company's magazine is sold on a subscription basis for periods up to one year. Subscription funds received in advance of shipment of the magazine is recorded as deferred subscription income. Costs in connection with the procurement of subscriptions are charged to expense as incurred.

Income Taxes

      The Company elected treatment as a small business corporation under Subchapter S of the Internal Revenue Code and the related provisions of the New York State Franchise Tax law. Under the aforementioned provision, corporate income or loss and any tax credits earned are included in the stockholder's individual federal and state income tax returns. Accordingly, no provision has been made for federal income taxes for in the accompanying financial statements. The Company is subject to New York State S corporation and New York City corporate income taxes.

                           UNIVERSAL MEDIA, INC.

                                (Unaudited)


Note 4--Property and Equipment

      Property and equipment consists of:

     Computer equipment............................................... $349,505
     Furniture and equipment..........................................  242,667
     Leasehold improvements...........................................   71,667
                                                                       --------
                                                                        663,859
     Less: Accumulated depreciation and amortization..................  444,623
                                                                       --------
                                                                       $219,236
                                                                       ========

Note 5--Intangible Assets

      Intangible assets consist of:

     Restrictive covenant........................................... $3,299,372
     Subscriber list................................................  1,600,000
     Trademarks.....................................................    450,000
     Goodwill.......................................................     82,542
     Loan acquisition and sundry....................................     97,607
                                                                     ----------
                                                                      5,529,521
     Less: Accumulated amortization.................................  5,071,984
                                                                     ----------
                                                                     $  457,537
                                                                     ==========

Note 6--Note Payable--Bank

      On June 18, 1997, the Company and an affiliated company under common control ("Affiliate") entered into a $2,000,000 secured revolving line of credit which expires on April 30, 1998. Interest is payable monthly at 1% above the bank's prime rate (9.5% at June 30, 1998).

      The revolving credit note is collateralized by a first priority lien and security interest in the accounts receivable and inventory of the Company and Affiliate. The loan agreement contains covenants which, among other matters, require the Company and Affiliate to maintain certain levels of operating income and compensating balances. At June 30, 1998, the Company and Affiliate were in compliance with these covenants. The principal stockholder has personally guaranteed the revolving credit note.

      The Company and Affiliate, which are affiliated through common ownership, each guarantee the indebtedness of the other. At June 30, 1998, Affiliate had outstanding bank indebtedness of $50,000.

                           UNIVERSAL MEDIA, INC.

                                (Unaudited)


Note 7--Long-Term Debt

      Long-term debt consists of:

     Deferred compensation payable to a former employee in forty quarterly installments of $25,000 without interest through
      October 2004(a)............................................. $  477,285
     Non-compete agreement payable to a former employee in forty quarterly installments of $50,000 without interest through
      October 2004(a).............................................    954,571
                                                                   ----------
                                                                    1,431,856
     Less: Current portion of long-term debt......................    166,354
                                                                   ----------
                                                                   $1,265,502
                                                                   ==========

--------
(a) The financial statements include the present value of all future payments at an imputed interest rate of 9.75% per annum.

      At June 30, 1998, long-term debt matures as follows:

     For the Year Ending December 31,
     --------------------------------
     1998-Remainder................................................. $   81,174
     1999...........................................................    174,563
     2000...........................................................    192,215
     2001...........................................................    211,653
     2002...........................................................    233,056
     2003...........................................................    256,623
     2004...........................................................    282,572
                                                                     ----------
                                                                     $1,431,856

Note 8--Subordinated Note Payable--Related Party

      Subordinated debt at June 30, 1998 consists of a note payable to an entity related through common ownership in the amount of $819,317. The note is subordinated to bank borrowings (see Note 5 and 6) and is non-interest bearing.

Note 9--Related Party Transactions

      Management advisory and general and administrative services, including certain accounting, marketing, information systems support and other services, are received from entities under common ownership and control. The value of such services for the six months ended June 30, 1997 and 1998 was $475,000 and $489,250, respectively and are included in general and administrative expenses in the statement of income. These amounts were determined based on an estimate of time and related costs to perform such services. Management believes the allocations are reasonable.

                           UNIVERSAL MEDIA, INC.

                                (Unaudited)


Note 10--Concentration of Credit Risk

      The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations.

      The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 11--Commitments and Contingencies

Leases

      The Company leases office space under operating leases expiring in various years through December 31, 2005.

      Minimum annual rentals under non-cancellable operating leases, excluding calculations based upon increases in real estate taxes and operating expenses, are payable as follows:

     For the Year Ending December 31,
     --------------------------------
     1998-Remainder................................................... $183,900
     1999.............................................................  345,971
     2000.............................................................  345,924
     2001.............................................................  252,833
     2002.............................................................  193,452
     2003.............................................................  193,452
     Thereafter.......................................................  386,904

      Rent expenses charged to operations for each of the six months ended June 30, 1997 and 1998 amounted to approximately $205,000.

Note 12--Net Advances to Affiliate

      The Company has advanced funds to Affiliate and has received repayment of certain amounts advanced. Such transactions have been treated as a reduction of stockholder's equity since ultimate repayment of such net amount is not assured.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including             , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             14,000,000 Shares

                                ADVANSTAR, INC.

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                              Merrill Lynch & Co.

                            Bear, Stearns & Co. Inc.

                                Lehman Brothers

                           Morgan Stanley Dean Witter

                              Salomon Smith Barney

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    INTERNATIONAL PROSPECTUS--ALTERNATE PAGE

                Subject to Completion, dated April 22, 1999

PROSPECTUS

                                     (LOGO)

                             14,000,000 Shares

                                Advanstar, Inc.

                                  Common Stock

                                 ------------

    This is Advanstar, Inc.'s initial public offering of common stock. Of the shares being offered, Advanstar, Inc. is selling 7,000,000 shares of common stock and certain of our stockholders are selling 7,000,000 shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The U.S. underwriters will offer 11,900,000 shares in the United States and Canada and the international managers will offer 2,100,000 shares outside the United States and Canada. The initial public offering price and the underwriting discount per share are identical for both offerings.

    We expect the public offering price to be between $12.50 and $16.50 per share. Currently, no public market exists for the shares. We will apply to list the common stock on the New York Stock Exchange under the symbol "ADS."

    Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 13 of this prospectus.

                                 ------------

                                                            Per Share Total
                                                            --------- -----
     Public Offering Price.................................     $       $

     Underwriting Discounts and Commissions................     $       $

     Net Proceeds, before expenses, to Advanstar, Inc......     $       $
     Net Proceeds to Selling Stockholders..................     $       $

    The U.S. underwriters may also purchase from the selling stockholders up to an additional 1,785,000 shares at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase from the selling stockholders up to an aggregate of an additional 315,000 shares.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Merrill Lynch International is acting as book-running lead manager for this offering. Merrill Lynch International and Bear, Stearns International Limited are acting as joint lead managers. The shares of common stock will be ready for
delivery in New York, New York on or about     , 1999.

                                 ------------

Merrill Lynch International                  Bear, Stearns International Limited

                              Joint Lead Managers

                                 ------------

Lehman Brothers International

                 Morgan Stanley Dean Witter

                                              Salomon Smith Barney International

                                 ------------
                   The date of this prospectus is     , 1999

                                  UNDERWRITING

      We intend to offer our common stock outside the United States and Canada through a number of international managers as well as in the United States and Canada through a group of U.S. underwriters. Subject to the terms and conditions set forth in an international purchase agreement among us, the selling stockholders and the international managers and concurrently with the sale of our common stock to the U.S. underwriters, we and the selling stockholders have agreed to sell to the international managers, and each of the international managers, for whom Merrill Lynch International and Bear, Stearns International Limited are acting as lead managers, severally and not jointly has agreed to purchase from us and the selling stockholders, the number of shares of our common stock set forth opposite its name below.

                                                                       Number of
            International Managers                                      Shares
            ----------------------                                     ---------
       Merrill Lynch International...................................
       Bear, Stearns International Limited...........................
       Lehman Brothers International.................................
       Morgan Stanley & Co. International Limited....................
       Salomon Brothers International Limited........................
                                                                       ---------
            Total....................................................  2,100,000
                                                                       =========

      We and the selling stockholders have also entered into a U.S. purchase agreement with certain underwriters in the United States and Canada, whom collectively we call the U.S. underwriters and for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. are acting as the U.S. representatives. Subject to the terms and conditions set forth in the U.S. purchase agreement, and concurrently with the sale of 2,100,000 shares of our common stock to the international managers pursuant to the international purchase agreement, the selling stockholders and us have agreed to sell to the U.S. underwriters, and the U.S. underwriters have agreed to purchase form the selling stockholders and us, an aggregate of 11,900,000 shares of our common stock. The initial public offering price per share of our common stock and the underwriting discount per share of our common stock are identical under the U.S. purchase agreement and the international purchase agreement.

      In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers which, collectively, we call the underwriters, have agreed, subject to the terms and conditions set forth in the respective purchase agreements, to purchase all of the shares of the common stock being sold pursuant to each such purchase agreement if any of the shares of common stock being sold pursuant to each such purchase agreement are purchased. Under certain circumstances, the commitments of non-defaulting international managers or U.S. underwriters (as the case may be) may be increased. The purchase of our common stock by the international managers is conditioned upon the purchase of common stock by the U.S. underwriters, and vice versa.

      The lead managers have advised us and the selling stockholders that the international managers propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in
excess of $    per share of common stock. The international managers may allow,
and such dealers may reallow, a discount not in excess of $       per share of
common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
      The following table shows the per share and total underwriting discounts to be paid by us and the selling stockholders to the U.S. underwriters and the international managers, and the proceeds before expenses to us and the selling stockholders. This information is presented while assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                                                  Without  With
                                                        Per share option  option
                                                        --------- ------- ------
       Public Offering Price...........................
       Underwriting Discount...........................
       Proceeds, before expenses, to Advanstar.........
       Proceeds to selling stockholders................

      We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. The expenses of the offerings are estimated at $1,300,000 and are payable by us.

      The selling stockholders have granted an option to the international managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 315,000 additional shares of common stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The international managers may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the international managers exercise this option, each international manager will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such initial manager's initial amount reflected in the foregoing table. The selling stockholders have also granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 1,785,000 additional shares of our common stock to cover over-allotments, if any, on terms similar to those granted to the international managers.

      At our request, the U.S. underwriters and the international managers have reserved for sale, at the initial public offering price, up to 700,000 of the shares offered hereby to be sold to certain of our employees and certain other persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offerings will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

      We, our executive officers and directors and substantially all of our existing stockholders, have agreed not to directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of the U.S. purchase agreement.

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to persons who are non-U.S. or non-Canadian persons, or to persons whom they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to U.S. persons or to Canadian persons, or to persons whom they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

      Prior to the offerings, there has been no public market for our common stock. Consequently, the initial public offering prices for the shares of common stock included in the offering has been determined by negotiations between us and the U.S. representatives. Among the factors considered in determining such price were the history of an prospects for our business and the industry in which we compete, an assessment of our management and the present state of our development, our past and present revenues and earnings, the prospects for growth of our revenues and earnings, the current state of the economy in the United States, the current level of economic activity in the industry in which we compete and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to us. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offerings at or above the initial public offering price.

      We intend to apply for a listing of the common stock on the New York Stock Exchange under the symbol "ADS." To meet the requirements for listing of our common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

      We and the selling stockholders have agreed to indemnify the U.S. underwriters and international managers against liabilities arising from the offerings, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters or international managers may be required to make in respect thereof.

      Until the distribution of common stock is completed, certain rules of the Securities and Exchange Commission may limit the ability of the U.S. representatives and lead managers to bid for and purchase shares of common stock. As an exception to these rules, the U.S. representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the U.S. underwriters or the international managers create a short position in the stock in connection with the offerings (i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus), the U.S. representatives may reduce the short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

      The U.S. representatives may also impose a penalty bid on certain U.S. underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the U.S. underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offerings.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid may also have an effect on the price of the common stock to the extent that it discourages resales of the shares.

      Neither we nor any of the selling stockholders or U.S. underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the selling stockholders or underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Affiliates of certain underwriters are lenders under our credit facility. Certain of the underwriters have from time to time provided investment banking financial advisory services to us and our affiliates, for which they have received customary compensation, and may continue to do so in the future.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    INTERNATIONAL PROSPECTUS--ALTERNATE PAGE

      Through and including                   , 1999 (the 25th day after the
date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             14,000,000 Shares

                                ADVANSTAR, INC.

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                          Merrill Lynch International

                      Bear, Stearns International Limited

                         Lehman Brothers International

                           Morgan Stanley Dean Witter

                       Salomon Smith Barney International

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

      SEC registration fee.......................................... $   73,851
      NASD filing fee............................................... $   27,065
      New York Stock Exchange listing fee........................... $  116,100
      Printing and engraving expenses............................... $  240,000
      Legal fees and expenses....................................... $  550,000
      Accounting fees and expenses.................................. $  200,000
      Blue Sky fees and expenses (including legal fees)............. $   15,000
      Transfer agent and registrar fees and expenses................ $   25,000
      Miscellaneous................................................. $   52,985
                                                                     ----------
          Total..................................................... $1,300,000
                                                                     ==========

--------
* To be filed by Amendment.

      The Company will bear all expenses shown above.

Item 14. Indemnification of Directors and Officers.

      The Delaware General Corporation law and the Company's certificate of incorporation and by-laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's charter and by-laws filed as Exhibits 3.1, 3.2, 3.3 and 3.4 hereto, respectively.

      The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of Advanstar against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of purchase agreements filed as Exhibits 1.1 and 1.2 hereto.

      In addition, the Company has an existing directors and officers liability insurance policy.

Item 15. Recent Sales of Unregistered Securities

      In the three years preceding the filing of this registration statement, the Company has issued the following securities (after giving effect to a 100-for-one stock split on May 23, 1997 and a two-for-one stock split effected on April 21, 1999 in the form of a stock dividend) that were not registered under the Act:

      On May 31, 1996, the Company issued 19,400,000 shares of its common stock, par value $.01 per share, to AHI Advanstar, LLC for a total consideration of $97,000,100;

      On January 17, 1997, the Company issued 2,000,000 shares of its common stock, par value $.01 per share, to AHI Advanstar LLC for a total consideration of $10,000,000;

      On May 15, 1997, the Company issued 400,000 shares of its common stock, par value $.01 per share, to AHI Advanstar LLC for a total consideration of $2,000,000; and

      On April 27, 1998, the Company issued 11,666,666 shares of its common stock, par value $.01 per share, to AHI Advanstar LLC for a total consideration of $70,000,000.

      On March 15, 1999, the Company issued 163,334 shares of its common stock, par value $.01 per share, to AHI Advanstar LLC for a total consideration of $980,000.

      In addition, the Company has issued options to purchase an aggregate of 2,191,124 shares of the Company's common stock under the 1996 Stock Option Plan at a weighted average exercise price of $6.59 (calculated as of April 21, 1999). No shares have been issued by the Company pursuant to the exercise of previously granted stock options.

      No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 of the Act. All of the foregoing securities are deemed restricted securities for the purposes of the Act.

Item 16. Exhibits and Financial Statements

      (a) Exhibits:

 Exhibit
 Number  Description
 ------- -----------
  1.1+   Form of U.S. Purchase Agreement
  1.2+   Form of International Purchase Agreement
  3.1+   Certificate of Incorporation, as amended, of Registrant
  3.2*   By-Laws of Registrant
  3.3+   Form of Amended and Restated Certificate of Incorporation of the
         Registrant to become effective upon the closing of the offerings under this Registration Statement
  3.4+   Form of Amended and Restated By-Laws of the Registrant to become effective upon the closing of the offerings under this Registration
         Statement
  4.1**  Specimen certificate representing the Registrant's Common Stock
  4.2*   Indenture, dated as of April 30, 1998, among the Company, the
         Guarantors (as defined therein) and The Bank of New York
  4.3*   Supplemental Indenture, dated as of May 19, 1998, among the Company,
         Applied Business teleCommunications and The Bank of New York
  4.4*   Form of Exchange Note
  5.1+   Opinion of Testa, Hurwitz & Thibeault, LLP regarding the legality of the common stock being issued
 10.1*   1996 Stock Option Plan

 Exhibit
 Number  Description
 ------- -----------
 10.2+   Amended and Restated 1996 Stock Option Plan
 10.3+   1999 Stock Option and Incentive Plan
 10.4*   Amended Credit Agreement (the "Credit Agreement"), dated as of May 31,
         1996, as amended and restated as of August 26, 1998, among the
         Company, the Guarantors (as defined in the Credit Agreement), the
         Lenders (as defined in the Credit Agreement) and the Chase Manhattan
         Bank
 10.5*   Employment Agreement, dated July 1, 1996, by and between Advanstar,
         Inc. and Robert Krakoff
 10.6*   Employment Agreement, dated July 1, 1996, by and between Advanstar,
         Inc. and James M. Alic
 10.7+   Employment Agreement, dated April 19, 1999, by and between Advanstar,
         Inc. and Martin C. ("Skip") Farber
 10.8*   Employees' 401(k) Plan and Trust, as amended
 10.9*   Agreement, dated July 31, 1997, between the Company and Banta
         Publications
 10.10*  Lease Agreement, dated February 2, 1996, between the Las Vegas
         Convention and Visitors Authority and Men's Apparel Guild in
         California, Inc.
 10.11*  Lease Agreement dated December 24, 1996, between the Las Vegas
         Convention and Visitor's Authority and Men's Apparel Guild in
         California, Inc.
 10.12*  Lease Agreement, dated September 25, 1996, between the Interface
         Group--Nevada, Inc. and Men's Apparel Guild in California, Inc.
 10.13*  Lease Agreement, dated September 5, 1997, between the Interface
         Group--Nevada, Inc. and Men's Apparel Guild in California, Inc.
 10.14*  Lease Agreement, dated September 5, 1997, between the Interface
         Group--Nevada, Inc. and Men's Apparel Guild in California, Inc.
 10.15*  Lease Agreement, dated September 5, 1997, between the Interface
         Group--Nevada, Inc. and Men's Apparel Guild in California, Inc.
 10.16*  Lease Agreement, dated September 5, 1997, between the Interface
         Group--Nevada, Inc. and Men's Apparel Guild in California, Inc.
 10.17*  Convention Agreement, dated March 19, 1998, between Las Vegas Hilton
         Corporation and Men's Apparel Guild in California, Inc.
 10.18+  Employment Agreement, dated April 20, 1999, by and between Advanstar,
         Inc. and Robert L. Krakoff
 10.19+  Employment Agreement, dated April 20, 1999, by and between Advanstar,
         Inc. and James M. Alic
 10.20+  Section 5 (setting forth the registration rights provisions) to the
         Amended and Restated Stockholders Agreement, dated April 20, 1999, by and among Advanstar, Inc., AHI Advanstar, LLC, Robert L. Krakoff,
         James Alic, Peter J. Solomon, Co., Ltd., Hellman & Friedman Capital
         Partners III, L.P., H&F Orchard Partners III, L.P. and H&F
         International Partners III, L.P.
 21.1*   Subsidiaries of the Registrant
 23.1+   Consent of Arthur Andersen LLP
 23.2+   Consent of PricewaterhouseCoopers LLP
 23.3+   Consent of Mahoney Cohen & Company, CPA, P.C.
 23.4+   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1)
 24.1*   Power of Attorney
 27.1*   Financial Data Schedule (EDGAR version only)

--------

 * Previously filed.

** To be filed by amendment.
 + Filed herewith.

      (b) Financial Statements Schedules:

      All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings

      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on the 22nd day of April, 1999.

                                          ADVANSTAR, INC.

                                                  /s/ Robert L. Krakoff
                                          By: _________________________________
                                                     Robert L. Krakoff
                                                 Chairman of the Board and
                                                  Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

              Signature                          Titles                  Date
              ---------                          ------                  ----

        /s/ Robert L. Krakoff          Chairman of the Board and    April 22, 1999
______________________________________  Chief Executive Officer
          Robert L. Krakoff             (Principal Executive
                                        Officer)

                  *                    Vice President--Finance,     April 22, 1999
______________________________________  Chief Financial Officer
         David W. Montgomery            and Secretary (Principal
                                        Financial and Accounting
                                        Officer)

                  *                    Director                     April 22, 1999
______________________________________
            James M. Alic

                  *                    Director                     April 22, 1999
______________________________________
         Kenneth T. Berliner

                  *                    Director                     April 22, 1999
______________________________________
          Mitchell R. Cohen

                  *                    Director                     April 22, 1999
______________________________________
           John M. Pasquesi

        /s/ Robert L. Krakoff
*By: _________________________________
 Robert L. Krakoff, attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Description                                                       Page
 ------- -----------                                                       ----
  1.1    Form of U.S. Purchase Agreement
  1.2    Form of International Purchase Agreement
  3.1    Certificate of Incorporation, as amended, of Registrant
  3.3    Form of Amended and Restated Certificate of Incorporation of
         the Registrant to
         become effective upon the closing of the offerings under this
         Registration Statement
  3.4    Form of Amended and Restated By-Laws of the Registrant to
         become effective
         upon the closing of the offerings under this Registration
         Statement
  5.1    Opinion of Testa, Hurwitz & Thibeault, LLP
 10.2    Form of Amended and Restated 1996 Stock Option Plan
 10.3    Form of 1999 Stock Option and Incentive Plan
 10.7    Employment Agreement, dated April 19, 1999, by and between
         Advanstar, Inc. and Martin C. ("Skip") Farber
 10.18   Employment Agreement, dated April 20, 1999, by and between
         Advanstar, Inc. and Robert L. Krakoff
 10.19   Employment Agreement, dated April 20, 1999, by and between
         Advanstar, Inc. and James M. Alic
 10.20   Section 5 (setting forth the registration rights provisions) to the Amended and Restated Stockholders Agreement dated April 20,
         1999 by and among Advanstar, Inc., AHI Advanstar, LLC, Robert
         L. Krakoff, James Alic, Peter J. Solomon, Co., Ltd., Hellman &
         Friedman Capital Partners III, L.P., H&F Orchard Partners III,
         L.P. and H&F International Partners III, L.P.
 23.1    Consent of Arthur Andersen LLP
 23.2    Consent of PricewaterhouseCoopers LLP
 23.3    Consent of Mahoney Cohen & Company, CPA, P.C.